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07022647

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alliance Leicester

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**FORMER NAME

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PROCESSED
APR 19 2007
THOMSON FINANCIAL

FILE NO. 82- 04964

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/18/07

Annual Report
& Accounts 2006

ARIS
12-31-06

Alliance Leicester

Alliance & Leicester is one of the UK's major financial services groups, with around 5.5m customers. We offer a broad range of financial services to personal and commercial customers.

Our aim is to be the UK's leading direct bank.

Our business strategy is focused on delivering increased shareholder value built around the delivery of our four brand values:

- we attract new customers by offering better value products and services
- we are simple and straightforward to deal with
- we offer a friendly and approachable service
- we recognise existing customers by offering even better value throughout their lifetime with us.

For more information visit www.alliance-leicester-group.co.uk

Key Group Results

£585m

Core Operating Profit
(2005 – £548m)

92.4p

Underlying Basic Earnings per Share
(2005 – 87.1p)

21.5%

Underlying Return on Equity Tier 1 Capital
(2005 – 21.5%)

54.1p

Per Share Total Dividend
(2005 – 51.5p)

£569m

Profit Before Tax
(2005 – £547m)

96.4p

Basic Earnings per Share
(2005 – 86.9p)

Note: Core operating profit, underlying basic earnings per share and underlying return on equity tier 1 capital exclude the £8m pre-tax gain from fair value accounting volatility (2005: £1m pre-tax loss) and £24m of redundancy costs, primarily relating to the re-organisation of our current accounts back office (2005: £nil). Underlying basic earnings per share and underlying return on equity tier 1 capital in 2006 also exclude the release of a tax provision of £30m.

Contents

Business Review

2 Key Performance Indicators
4 Chairman's Statement
5 Group Chief Executive's Statement
8 Group Overview
10 Business Review: Retail Banking
13 Business Review: Commercial Banking
15 Business Review: Capital
16 Financial Review
25 Corporate Responsibility Report

Corporate Governance

30 Board of Directors
32 Directors' Report
34 Statement of Corporate Governance
38 Statement of Directors' Responsibilities
39 Directors' Remuneration Report
46 Auditors' Report

Statutory Accounts

48 Consolidated Income Statement
49 Consolidated Balance Sheet
50 Company Balance Sheet
51 Consolidated Statement of Recognised Income and Expense
52 Company Statement of Recognised Income and Expense
53 Consolidated Cash Flow Statement
54 Company Cash Flow Statement
55 Notes to the Accounts
91 Consolidated Income Statement 5 Year Summary
92 Consolidated Balance Sheet 5 Year Summary
93 Shareholder Information

Key Performance Indicators (KPIs)


540
548
585
04
05
06

£585m
Core Operating Profit
(2005 – £548m)


22.5
21.5
21.5
04
05
06

21.5%
Underlying Return on Equity Tier 1 Capital
(2005 – 21.5%)


84.3
87.1
92.4
04
05
06

92.4p
Underlying Basic Earnings per Share
(2005 – 87.1p)


57.3
55.2
53.0
04
05
06

53.0%
Cost:Income Ratio
(2005 – 55.2%)


2.5
4.9
4.9
04
05
06

£4.9bn
Net Mortgage Lending
(2005 – £4.9bn)


228
254
300
04
05
06

300,000
New Current Accounts Opened
(2005 – 254,000)


4.6
5.5
6.5
04
05
06

£6.5bn
Commercial Lending Balances
(2005 – £5.5bn)


55.1
67.0
76.3
04
05
06

76,300
Active Business Banking Accounts
(2005 – 67,000)

2006 KPIs

Core Operating Profit

Core operating profit excludes the £8m pre-tax gain from fair value accounting volatility (2005: £1m pre-tax loss) and £24m of redundancy costs (2005: £nil).

Underlying Return on Equity

Underlying return on equity tier 1 capital excludes the £8m pre-tax gain from fair value accounting volatility (2005: £1m pre-tax loss), £24m of redundancy costs (2005: £nil) and the release of a tax provision of £30m. The calculation is included on page 24.

Underlying Basic Earnings per Share

Underlying basic earnings per share exclude the £8m pre-tax gain from fair value accounting volatility (2005: £1m pre-tax loss), £24m of redundancy costs (2005: £nil) and the release of a tax provision of £30m. The calculation is included in Note 13 on page 70.

Cost:Income Ratio

The cost:income ratio is calculated by dividing total costs, excluding £24m of redundancy costs (£2005: £nil), by total income, excluding the £8m pre-tax gain from fair value accounting volatility (2005: £1m pre-tax loss).

Business Review

2 Key Performance Indicators
4 Chairman's Statement
5 Group Chief Executive's Statement
8 Group Overview
10 Business Review: Retail Banking
13 Business Review: Commercial Banking
15 Business Review: Capital
16 Financial Review
25 Corporate Responsibility Report

Chairman's Statement



Sir Derek Higgs
Chairman

"We met all our strategic targets, delivered franchise growth and created shareholder value."

It is my privilege and pleasure to report that Alliance & Leicester once again had a successful year in 2006. It was my first full year as Chairman and it was never dull.

Above all else, we met all our strategic targets, delivered franchise growth and created shareholder value. We also saw clearly that our ambition to grow revenue by building the UK's leading direct bank, supported by a national retail branch network, was being achieved. In our Commercial Bank too, we more than met our targets and are on course with our aim to create the leading bank for businesses.

All this was achieved despite the distractions of press speculation in the summer about a possible bid for Alliance & Leicester. A perennial chestnut maybe, but this time accompanied by an announcement from Credit Agricole that we were – along with others – a potential target. Whilst that quickly went away without any proposal ever being made to us, we would have preferred to focus wholly and solely on growing the business in shareholders interests.

It is a tribute to Richard Pym, his management team and all our staff that during this period they not only dealt calmly with the pressures created by the press but got on, to great effect, with delivering results today and building for the future. As Richard describes in his report, during the year we made a number of important decisions which will have a far-reaching effect on the shape of the business in future years.

Richard has informed the Board of his wish to step down as Chief Executive and we respect that decision. He has led the Company over the past 5 years with distinction and to great effect. Although Richard has put together a first class management team, it is true, even if trite, that he will be a hard act to follow.

Turning to other changes to the Board, Michael Allen retired at the end of 2006 and we thank him for his wise counsel and insightful contribution to the Group as a non-executive Director over a total of 11 years. Peter Barton, our Deputy Chairman and Senior Independent Director, retires in 2007 after nine years of distinguished service and we will shortly appoint two new non-executive directors to our Board.

We will ensure that the Board continues to comprise a balanced group of experienced directors, well equipped to bring relevant insight and understanding to the issues that matter to the Company and your investment as shareholders. Information on directors can be found on pages 30 to 31.

Information about how the Board gives leadership to the Company starts on page 34 under Corporate Governance, and details of how the Company delivers responsible business practices in the community, the workplace, the marketplace and the environment can be found on pages 25 to 28 under Corporate Responsibility.

At the end of 2006 the Board arranged for an independent external review of the Board and its Committees, by Dr. Tracy Long of Boardroom Review. The review included a written questionnaire; individual meetings with directors; and Board observation, and the results were presented by Dr. Long to our Board at the beginning of 2007. The review was positive about the high level of trust and confidence between members of the Board and the effectiveness of its leadership of the Company. As one would hope from such a learning process, a number of suggestions for change and improvement were made which we will implement during this year.

Alliance & Leicester's business is built on our people, our products and the way we engage with our customers. Our staff are friendly, enthusiastic and capable and our products are good value, simple and straightforward. Our reputation with customers for the way we deal with their needs and help them has been earned by hard work and dedication.

We have every reason to be confident about the continued success of Alliance & Leicester.

Sir Derek Higgs
Chairman


48.3
51.5
54.1
04
05
06

Dividends per Share (pence)



Richard Pym
Group Chief Executive

"Alliance & Leicester is making excellent progress towards becoming the UK's leading direct bank."

Alliance & Leicester delivered a good set of financial results in 2006. We also achieved strong franchise growth and increased the proportion of business both sold and managed via direct channels. In addition, we continue to develop and implement projects which are transforming Alliance & Leicester into a growing, modern, efficient bank.

Our 2006 core operating profit was £585m, up 7% from £548m in 2005, and underlying basic earnings per share were 92.4p, up from 87.1p in 2005. Basic earnings per share were 96.4p, up from 86.9p. The Board is proposing a final dividend of 36.5p, making total dividends of 54.1p, an increase of 5%.

We achieved each of our strategic objectives in 2006. As well as delivering strong franchise growth, we improved our operating efficiency, maintained above average asset quality and delivered an underlying return on equity tier 1 capital of 21.5%.

We have updated our strategic objectives, reflecting our confidence that the significant changes that are taking place across the Group will deliver future success. Our new objectives are to deliver a minimum underlying return on equity tier 1 capital of over 20%, and an underlying basic earnings per share growth of at least RPI + 9% by 2009.

Retail Banking Progress

Retail Banking core operating profit was £445m, £7m higher than in 2005. Revenues increased by £25m and operating expenses fell by £9m. Asset quality remains very strong, with the impairment charge in the second half of 2006 in line with the charge in the first half of the year.

Our Retail Banking strategy offers customers great value products, particularly when they choose to buy or transact using direct channels. For the second year in a row, our market share of new business was greater than our share of stock for each of our Core 4 products – mortgages, current accounts, savings and personal loans.

In mortgages our market share of net lending was 4.4%, compared with our share of balances of 3.5%.

Our current account business had a record year. We opened 300,000 new accounts and delivered strong profit growth. We now have 1.64m active current accounts.

Our personal customer deposit balances grew by £2.1bn during the year, to £22.7bn at the end of December. Growth in direct account balances was strong and these now account for around 60% of total savings balances.

Our unsecured personal loan gross advances were £2.3bn, an estimated market share of 6.4%, compared with our share of stock of 5.1%. Changes to our credit criteria have resulted in new loans written in 2006 being of higher quality than in 2005. We continue to believe that the proportion of loans in arrears is around its peak. It was 5.6% at the end of December 2006.

Alliance & Leicester is growing its customer base. Total sales in 2006 increased through both our direct and branch channels. Our brand continues to be recognised as providing customers with good value, and for the third successive year the 'Alliance & Leicester' brand received more 'best buy' mentions in national newspapers than any of our competitors.

A number of areas of the UK financial services industry are the subject of current or potential regulatory scrutiny. Our strategy emphasises excellent value for customers and straightforward dealings with them, an approach which we believe to be generally aligned with the regulators' agenda.

We remain committed to direct banking, and market research and benchmarking studies continue to show that we have a higher proportion of new business generated online than our competitors.

The proportion of business originated and managed via the direct (telephone and internet) channels continues to increase. More than 38% of our Core 4 product sales were sourced via the internet in 2006, higher than the 30% achieved in 2005. Half of our current accounts and savings accounts are now registered for internet banking, and on average more than 600,000 internet banking transactions were undertaken online each month during 2006.


540
548
585
04
05
06

Core Operating Profit (£m)


436
438
445
04
05
06

Retail Banking
Core Operating Profit (£m)


126
132
162
04
05
06

Commercial Banking
Core Operating Profit (£m)

Our branches are an important part of our distribution capability and are being transformed into a network of sales and self-service stores. In 2006 we refurbished a further 49 branches in our new design concept and we plan to refurbish up to another 50 during 2007. In addition, we will be rolling out deposit-taking ATMs into all of our branches. The machines installed so far have been well received by our customers, with up to 70% of card-based deposits in some branches now being made using an ATM.

Our direct banking strategy is being reflected in our customer base. In recent years, customers joining Alliance & Leicester have, on average, been both younger and had higher incomes than those joining our competitors. We are also attracting more customers from locations where we have traditionally had lower market shares, for example 20% of new 'Premier' current account customers recruited over the past two years are from London.

We will continue to enhance our product portfolio in 2007. This will include entering new segments of the current account and prime mortgage markets in which we currently do not have specific offerings. Most notably, we are planning to offer customers combined mortgage and unsecured lending. In addition, our secured personal loan and specialist mortgage operations will have their first full year of trading in 2007.

We are confident about the future growth prospects for our Retail Banking business. In 2007 we expect the rate of decline in the net interest margin to slow and the unsecured personal loan impairment charge to be below that in 2006.

Commercial Banking Progress

Commercial Banking had a good year, delivering a core operating profit of £162m, £30m higher than in 2005. Increased profits from commercial lending and business banking more than offset a £17m fall in the profitability of our cash handling business. Commercial lending's profit included £32m from the sale of customer leases in September.

We saw good franchise growth in each core product. Cash sales increased by 5% to £69bn, commercial lending balances increased by £1.0bn to £6.5bn, and our active business banking current account base increased to 76,300 accounts, with 24,700 new accounts opened during the year.

Our Commercial Banking strategy is based on building primary, full-banking relationships. We offer market-leading direct banking facilities. These are complemented by our growing network of business centres for businesses with a turnover between £1m to £10m, and an increasing range of products and services for larger corporates.

We are steadily and effectively evolving our commercial lending operations, with specialist teams operating in a wide range of markets, and we are now taking more lead roles in transactions. This business is growing well, with strong asset quality being maintained.

Our commercial customer internet banking service was launched in 2006 and already has over 46,000 registered customers. From September, customers have been able to open new accounts online, and over 35% of new business banking account applications in December originated via the internet. In 2007 we will continue to develop this internet service, including implementing our 'second factor authentication' security process and online statements.

During 2006 we opened a further four business centres, making a total network of nine. In 2007 we plan to open another four centres, and to increase the number of relationship managers in each of our existing centres. We will also be enabling business banking customers to use our retail branch network for banking transactions.

In 2006 we launched our pre-paid debit card, targeted at the business to business sector. During the year we rolled out full functionality, including the ability to access money from ATMs and reloadable cards. We are planning to issue a significant number of cards in 2007, building on successful pilots that are currently underway in a number of different industries.

We are confident about the outlook for our Commercial Banking business. Future earnings growth will be driven primarily by commercial lending and business banking, with support from cash sales and pre-paid debit cards. In addition, we are well advanced in our discussions with the Post Office and anticipate the agreement of a new cash contract in the first half of 2007, which should facilitate profitable growth of our cash handling business.

System Developments

In October 2006 we announced plans to replace our core IT banking systems with Alnova Financial Solutions ™ (Alnova), an Accenture banking solution. This system, which has proven very successful for a significant number of banks in Europe and elsewhere, is an important part of building a modern, efficient bank. It will increase our flexibility, allow further simplification of our operations and enhance customer service, with real-time, customer focused processes based on a single view of the customer.

Alnova will replace our existing legacy systems for commercial and personal current accounts, savings and personal loans. It will be implemented in phases over the next three years, with the first deliverables in 2008. The costs of implementing the new system will be treated as part of 'business as usual' and will largely be capitalised. The implementation will incur only marginal incremental systems costs, as the cost of maintaining legacy systems will be reduced.

Capital Management and Basel II

In 2006 we continued to manage our capital proactively, issuing £300m of preference shares and completing a share buyback of 13.8m shares with a value of £150m.

We are the first UK bank to have obtained unconditional approval from the Financial Services Authority (FSA) to operate under the new Basel II regime, effective from 1 January 2007. We are a beneficiary under the new regime. Our risk weighted assets, including the impact of operational risk, have reduced by between 35%-40% under Basel II, with the weighting for our mortgage assets being around 10%.

During each of the first three years of Basel II, the Group is required to hold capital at or above a calculated transitional floor. Whilst the transitional floors will restrict the amount of excess capital the Group can deploy during this period, we will have surplus capital. The Group's Board will ensure that the capital is deployed in the most effective manner, taking into account the views of our shareholders and the credit rating agencies.

In 2007 we are planning a share buyback of up to £300m.

Our People

I would like to thank our people for their contribution to our achievements in 2006. Over the past twelve months they have continually shown their willingness to adapt to the changes that are taking place across the Group as we implement our strategy and deliver our goal of being the UK's leading direct bank.

The results of our annual employee opinion survey – which over 80% of our people completed – were as good as in previous years and significantly better than the average for a UK company, confirming that our workforce is motivated and supportive of the changes being made at Alliance & Leicester.

Outlook

We expect the UK economy to continue to grow in 2007, with GDP growth of around 2.5%. This backdrop provides good opportunities for growth in all our core products.

The mortgage and commercial lending markets grew strongly in 2006, whilst the personal unsecured lending sector saw lower gross lending and the effect of an increase in personal insolvencies. Despite the recent bank base rate increases, we expect the mortgage and commercial lending markets to remain strong in 2007, although we expect slower rates of growth than in 2006. In 2007 we will continue to focus our plans for lending growth in the UK homeowner and commercial sectors.

The Future

Alliance & Leicester is making excellent progress towards becoming the UK's leading direct bank.

We have a clear strategy and we are confident of our ability to deliver it. The Group is changing and is now radically different from the business that demutualised 10 years ago.

I have gained enormous personal satisfaction from the progress the business has made over the five years since I first became Chief Executive. However, I will be 58 years of age later this year and I have asked the Board to begin to consider who my successor will be and the Board has appointed a search consultancy to look at the range of potential candidates, both internal and external. It is never possible to predict timescales for these processes and in the meantime I am fully committed to ensuring that Alliance & Leicester has a successful 2007.

Over the past five years our share price has outperformed the FTSE all share banks index by over 20%, generating a total shareholder return of over 80%. The projects we are implementing and are planning across the Group will enable us to achieve our strategic goals, and therefore deliver continued growth and value for shareholders.

We face the changing future of banking with great confidence.

Richard Pym
Group Chief Executive

Group Overview

Alliance & Leicester delivered a good set of financial results in 2006. We also achieved strong franchise growth and increased the proportion of business sold and managed via the direct channels. In addition, we continue to develop and implement projects which are transforming the Group into a growing, modern and efficient bank.

Retail Banking

Providing a broad range of financial products for personal customers.



£445m

Core operating profit

■ Retail Banking

Core Products

- Mortgages
- Personal Loans
- Current Accounts
- Retail Savings



Chris Rhodes
Managing Director, Retail Banking

2006 Highlights

- Strong franchise growth in each of our core products, with new business market shares higher than our shares of stock
- Improved operating efficiency, cost:income ratio reduced to 40.6%
- Asset quality remains very strong and better than industry averages
- 38% of new core product sales originated via the internet
- 50% of current and savings accounts registered to use internet banking

Commercial Banking

Providing financial services for our business customers.



£162m

Core operating profit

■ Commercial Banking

Core Products

- Money Transmission
- Business Banking
- Lending
- Treasury



Richard Banks
Managing Director, Commercial Banking

2006 Highlights

- Strong growth in commercial lending and business banking profitability
- £2.9bn of new commercial lending facilities agreed
- Named 'Best Business Current Account Provider' by Moneyfacts for the fourth year in succession
- Over 46,000 customers registered for our new internet banking service
- Asset quality remains very strong

£4.9bn
Net mortgage lending
(2005 – £4.9bn)

£2.3bn
New personal loan advances
(2005 – £2.5bn)

1.64m
Active current accounts
(2005 – 1.52m)

£22.7bn
Customer deposit balances
(2005 – £20.6bn)

New Developments for 2007

- Planning for continued franchise growth, with the launch of new current account and mortgage products targeted at specific market segments
- Refurbishing up to a further 50 branches with our new design concept, following the successful refurbishment of 49 branches in 2006
- Rolling out deposit-taking ATMs to all our branches
- Enabling business banking customers to use our branch network for their banking transactions

£68.6bn
Cash sales
(2005 – £65.6bn)

£6.5bn
Commercial lending balances
(2005 – £5.5bn)

24,700
Business banking accounts opened
(2005 – 24,300)

£46m
Treasury core operating profit
(2005 – £43m)

New Developments for 2007

- Opening four new business centres and recruiting more business banking managers in each of our existing centres
- Undertaking more lead roles in commercial lending transactions
- Agreeing a new cash contract with the Post Office, which should facilitate profitable growth for this business
- Planning for growth in the pre-paid debit card business, launched in 2006
- Implementing our 'second factor authentication' security process for commercial internet banking customers

For more information visit www.alliance-leicester-group.co.uk

Retail Banking Review



4.9
4.9
2.5
04
05
06
Net Mortgage Lending (£bn)


3.6
3.5
3.1
04
05
06
Unsecured Personal Loan Balances (£bn)

Retail Banking delivered core operating profit of £445m, £7m higher than in 2005. Strong franchise growth in our Core 4 products enabled revenues to increase by £25m in 2006. Operating expenses were £9m lower than in 2005, reflecting the benefits of our lower cost direct banking business model. Asset quality remains very strong. The impairment charge in the second half of 2006 was in line with the charge in the first half of the year.

Core 4

Mortgages

The UK mortgage market in 2006 was stronger than most market commentators had expected, with gross lending of £345bn, 20% higher than in 2005, and net lending of £111bn, 22% higher. We expect the market to remain strong in 2007, although the rates of growth of both gross and net lending are forecast to be lower than in 2006.

Our mortgage business delivered net lending of £4.9bn in 2006 (2005: £4.9bn), a market share of 4.4%, higher than our 3.5% share of mortgage balances. Gross mortgage lending was £12.6bn, a market share of 3.6%, and mortgage redemptions were £7.7bn, a market share of 3.3%.

During 2006 our mortgage business sustained the momentum built up in 2005. We have maintained a competitive and profitable range of mortgage products, all of which are available to both new and existing customers. In January 2007 we refined our policy for customers paying a mortgage exit administration fee; this has had no significant impact on the Group's provisions.

The proportion of customers paying standard variable rate at the end of December 2006 was 10%, lower than the 14% reported at the end of 2005. The difference between new business and existing mortgage asset margins has significantly narrowed over recent years, and as a result we expect a more stable mortgage margin in the future.

In July 2006 we entered the specialist mortgage markets under an agreement with Lehman Brothers, and have launched products for the buy to let, self-certification, near-prime and sub-prime segments of the market. The products are distributed via mortgage intermediaries, with applications being received and processed by Alliance & Leicester using underwriting criteria developed with Lehman Brothers. Once completed, the mortgages are sold on to Lehman Brothers. The roll out of the product range and the natural lead time from application to completion have resulted in a low level of gross advances in 2006. Following the development of an internet application system in December 2006, we are confident that business volumes will grow in 2007.

Personal Loans

Our personal unsecured loan gross advances were £2.3bn in 2006 (2005: £2.5bn), reflecting a fall in the size of the UK unsecured lending market and the tighter credit criteria we introduced during 2005 and early 2006. Our estimated share of gross lending in 2006 was 6.4%, higher than our 5.1% share of balances. Our unsecured lending balances at the end of December 2006 were £3.6bn (2005: £3.5bn).

Our payment protection insurance product continues to offer customers comprehensive cover at a competitive price. The lower level of unsecured lending business volumes has resulted in sales of payment protection insurance being lower than in 2005.

The direct channels generated 86% of unsecured loans in 2006. 'Moneyback Bank', our internet only proposition, together with our Alliance & Leicester branded internet offering, generated 50% of new loans. During 2007 we will be implementing enhancements to both our internet and branch loan sales processes in order to improve further the customer experience, as well as increasing our focus on customer retention.

In 2006 we launched our secured loan product in partnership with Cattles plc. New business volumes have been small as we gain experience of marketing to this segment and refine our sales fulfilment processes. In 2007 we will continue to work in partnership with Cattles and implement further refinements to our processes to maximise business volumes, particularly from unsuccessful unsecured loan applicants who are homeowners.

Current Accounts

We opened a record 300,000 new current accounts during 2006, 18% higher than in 2005, and increased our active account base to 1.64m accounts. We estimate that our market share of new account openings was 4.6%, higher than the 4.4% achieved in 2005 and higher than our 2.9% share of total UK personal current accounts.

We continue to see an increase in both the number and proportion of new accounts opened via the internet. In 2006, 29% of new current accounts were opened via the internet, with a further 8% via the telephone.

Our current account products have once again received industry recognition for their credit and debit interest rates, winning awards from Moneyfacts and Moneywise during 2006. During 2007 we are planning to improve our product portfolio with the launch of a number of products targeted at specific market segments.

Savings

Personal customer deposit balances at the end of December 2006 were £22.7bn, £2.1bn higher than at the end of 2005. We saw a good start to 2006, with one of our most successful ISA campaigns, and the end of 2006 saw an increase in new deposits following the launch of our 'Direct Saver' product in October.

We continue to see strong growth in direct account balances and these accounts now represent around 60% of total savings balances.

Partner 4

Our Partner 4 products of credit cards, long term investments, life assurance and general insurance continue to offer our customers good value, and our relationships with our partners are working well.

New credit card sales in 2006 were 109,000 (2005: 110,000), with the majority being cross sold to our current account customers. Over 15% of credit card sales in 2006 were originated via the internet.

Sales of new long term investment products in 2006 were higher than in 2005, with the value of new investments around 8% higher than in 2005.

Sales of life assurance and general insurance products in 2006 were higher than in 2005, primarily as a result of higher gross mortgage lending and slightly better penetration rates. During 2007 we plan to launch a number of new online general insurance products. We have already introduced a new motor insurance product with Equity Insurance Group in January 2007.

Distribution

We are building the UK's leading direct bank, supported by a national branch network. During 2006 the branch and direct channels saw increased sales. Market research and benchmarking studies continue to show that we have a higher proportion of new business generated online than our competitors.

Over 38% of our Core 4 product sales were sourced via the internet, higher than the 30% achieved in 2005. Half of our current and savings accounts are now registered to use internet banking, with over 600,000 transactions carried out online each month. During 2006 we launched a new look and feel to our internet banking service, as well as introducing 'second factor authentication' for all Retail Banking customers, making our service one of the most secure in the UK.

We refurbished a further 49 branches in our new design concept in 2006 and are planning to refurbish up to 50 more in 2007. We are also planning to install welcome desks and deposit-taking ATMs into all our branches in 2007. The machines installed so far have been well received by customers, with up to 70% of card-based deposits in some branches now being made using an ATM. We have also introduced flexible opening hours for our branches, enabling them to open later in the evening, on Saturday afternoons, or on Sundays, depending on local customer needs.


300
254
228
04
05
06

New Current Account Openings ('000)


22.7
19.9
20.6
04
05
06

Personal Customer Deposit Balances (£bn)

Retail Banking Review continued

Asset Quality

Our asset quality remains better than industry averages.

Our mortgage asset quality remains excellent, with 0.51% of accounts more than 3 months in arrears at the end of December 2006, lower than the 0.58% in December 2005 and significantly lower than the Council of Mortgage Lenders' industry average of 0.95%.

Total repossessions in 2006 were 90, lower than the 99 in 2005. Our stock of repossessed properties at the end of December 2006 was 27 (June 2006: 29).

During 2006, 10% of new mortgage lending had an average loan to value ratio (LTV) of over 90%, in line with the estimated industry average. The average LTV of our new lending in 2006 was 70% (2005: 61%). The indexed LTV of our mortgage book at the end of 2006 was 46% (2005: 44%).

Our unsecured lending asset quality remains strong. The proportion of balances over 30 days in arrears at the end of December was 5.6%, compared with 5.5% at the end of June 2006 (December 2005: 5.1%). Our unsecured lending arrears are around 30% better than the average for Finance and Leasing Association members. Changes to our credit criteria have resulted in a better quality of new loans being written in 2006 compared with 2005, and we continue to believe that the proportion of balances in arrears is around its peak. As a result we expect the unsecured personal loan impairment loss charge in 2007 to be below the charge in 2006.

Key Retail Banking Volumes and Market Shares

		Year ended 31.12.06	Year ended 31.12.05
Residential Mortgages			
Gross lending	£bn	**12.6**	11.1
Net lending	£bn	**4.9**	4.9
Mortgage balances	£bn	**38.0**	33.1
Savings			
Personal customer deposit balances	£bn	**22.7**	20.6
Current Accounts			
New accounts opened	'000	**300**	254
Total number of active accounts	m	**1.64**	1.52
Personal Unsecured Loans			
Gross advances	£bn	**2.3**	2.5
Balances	£bn	**3.6**	3.5
Residential Mortgages[1]			
Share of gross lending	%	**3.6**	3.8
Share of net lending	%	**4.4**	5.4
Share of mortgage balances	%	**3.5**	3.4
Savings[2 and 3]			
Share of new business	%	**3.0**	3.8
Share of household liquid assets	%	**2.3**	2.2
Current Accounts[2]			
Share of new accounts opened	%	**4.6**	4.4
Share of total number of accounts	%	**2.9**	2.9
Personal Unsecured Loans[4]			
Share of gross advances	%	**6.4**	6.7
Share of balances	%	**5.1**	5.2

Notes: Market shares calculated using the following sources:
1. Bank of England.
2. Estimate based on CACI data.
3. UK Household Liquid Assets – ONS Financial statistics series NNMQ – X.
4. Estimate based on Major British Banking Group personal loans data.

Commercial Banking Review

Commercial Banking delivered core operating profit of £162m, £30m higher than in 2005. Increased profits from commercial lending and business banking, together with a £3m increase in treasury profits, more than offset a £17m fall in the profitability of our cash handling business. Commercial lending's profit included £32m from the sale of £391m of customer leases in September. Commercial lending and business banking profits contributed over 60% of Commercial Banking profits in 2006.

Our Wholesale Banking business unit has been renamed Commercial Banking. This change has no impact on our financial results or disclosures.

Money Transmission

Our money transmission business comprises a number of products, including cash sales, cash handling, bill payments, pre-paid debit cards, ATMs, benefit payments and cheque processing.

In 2006 we delivered further growth in cash sales to financial institutions, with sales increasing by 5% to £68.6bn. Cash handling deposits were £64.5bn, slightly higher than the £64.0bn in 2005, and the number of cheques processed continued to decline, reducing by 7m to 28m in 2006.

During 2007 we will continue to implement the relationship banking structure we introduced in the first half of 2006. The new structure aims to acquire increasing numbers of customers with a full-banking relationship by integrating our cash handling sales teams with lending managers.

We are making good progress in improving the efficiency of our money transmission operations. These improvements are focused around creating a paperless back office and enabling customer enquiries to be serviced at the initial point of contact. The majority of our cash handling customers have now been supplied with plastic cards for use at Post Office counters when making deposits and withdrawals, reducing the volume of paper processed and the number of customer queries. During 2007 we will work with these customers to ensure that we maximise the benefits from using the cards. In 2006 we also completed the initial phases of the implementation of new image and workflow technology in our Commercial Banking contact centres.

We have completed the trials of alternative ways through which our commercial customers can deposit cash and cheques with us. As a result of these trials, in 2007 we will be enabling business banking customers to have access to our Retail Banking branches for their banking transactions, in addition to the Post Office network. We are also making very good progress in negotiating a new cash contract with the Post Office, which should facilitate future profitable growth for our cash handling business. We anticipate completing these negotiations in the first half of 2007.

In 2007 our bill payment customers will benefit from having twice as many locations at which bills can be paid, as a result of having access to the payzone network as well as the Post Office. This increased accessibility, at 31,000 different locations, is important in maintaining our leading position in the over the counter bill payment market.

We launched our pre-paid debit card product for the business-to-business market in 2006. We are working with potential customers in the private and public sectors, developing a wide range of potential uses for the product. These include staff incentive schemes, replacing existing cash cheques and paying insurance claims, small unsecured loans or customer refunds. Pilot projects are going well, with over 15,000 cards already ordered, and we anticipate issuing a significant number of cards in 2007.

Lending

During 2006 we agreed £2.9bn of new lending facilities, and commercial lending balances increased to £6.5bn at the end of December 2006. Commercial lending balances increased by £1bn during 2006, despite the sale of £391m of commercial customer leases in September 2006.

We have significant expertise in a number of commercial lending sectors, which has enabled us to grow a diversified lending book. Examples of the type of transactions completed by our Corporate Asset Finance team in 2006 include deals with a major European aviation company, a Japanese shipping company and the provision of finance for a major UK film release. As we build our knowledge and experience in these markets


53.4
65.6
68.6
04
05
06
Cash Sales (£bn)


58.8
64.0
64.5
04
05
06
Cash Handled (£bn)

Commercial Banking Review continued


6.5
5.5
4.6
04
05
06
Commercial Lending Balances (£bn)


76.3
67.0
55.1
04
05
06
Active Business Banking Accounts ('000)

we are becoming capable of taking more lead roles in transactions. Our recently established PFI and Public Sector lending teams manage balances of nearly £400m, which include hospitals and toll roads. Our commercial property lending now totals over £750m, with recent transactions involving major hotel chains and food retailers, as well as our entry into the professional buy to let market.

Business Banking

The number of active business banking current accounts increased by 14% to 76,300 accounts, with 24,700 new accounts opened during the year (2005: 24,300).

Our business banking product range offers businesses excellent value for money, and we continue to position ourselves as a challenger bank in this market which is dominated by the major UK clearing banks. In 2006 we were named as the 'Best Business Current Account Provider' by Moneyfacts for the fourth year in succession.

Our business centres are focused on businesses with a turnover of between £1m and £10m and are fundamental to the successful delivery of relationship banking. During 2006 we opened business centres in Liverpool, Birmingham, London and Brighton, and now have a total network of nine. In 2007 we plan to open another four centres, and to increase the number of relationship managers within each existing business centre to ensure that we maintain a high standard of customer service and maximise business leads. For businesses with a turnover of less than £1m we provide a direct sales and service operation.

Each of our business centres is building a good reputation in its region, as well as developing ties with local business communities. The centres are developing full-banking relationships with customers, with new lending in 2006 more than doubling compared with 2005. Business banking customer lending balances were £385m at the end of December 2006 (2005: £265m).

Over 46,000 Commercial Banking customers registered for the internet banking service following its launch in early 2006. In September we enabled customers to open new accounts online, and by December over 35% of new current account applications were being originated via the internet. During 2007 we plan to enhance further our commercial internet banking service by implementing a 'second factor authentication' security process and online statements.

Treasury

Treasury delivered a core operating profit of £46m, £3m higher than in 2005.

Treasury has continued to manage the Group's liquidity, funding and hedging requirements. Increased usage of our Euro Medium Term Note and US $ Extendible Note programmes has enabled us to further diversify the Group's funding base and extend the maturity of our non-retail funding book.

In November we completed the first issue under our Fosse Master Trust, with a £2.5bn mortgage securitisation. We expect to undertake securitisations on a more regular basis going forward, as we continue to deliver strong franchise growth and a diversified funding base.

Asset Quality

Asset quality remains very strong in Commercial Banking.

The proportion of commercial lending non-performing assets, being loans over 30 days in arrears, was 0.60% at the end of December 2006 (2005: 0.32%). However, this was distorted by one late payment which was subsequently made in the first week of January 2007. If this payment was taken into account, the proportion of commercial loans in arrears at 31 December 2006 would have been 0.26%.

The £6.5bn of commercial lending balances included £5.4bn of balances made up of finance leases, operating leases and secured loans, together with £1.1bn of unsecured lending. In 2006 our total leasing book reduced in value from £2.5bn to £2.2bn, and the proportion of total leases that were bank guaranteed reduced from 54% to 45%, reflecting the sale of £391m of leases in September.

Treasury asset quality remains strong with 97% of exposures having a long term credit rating at or above single 'A'.

Capital

Key Commercial Banking Volumes

		Year ended 31.12.06	Year ended 31.12.05
Money Transmission			
Sales of cash to financial institutions	£bn	**68.6**	65.6
Cash handled	£bn	**64.5**	64.0
Lending			
Balances	£bn	**6.5**	5.5
Business Banking			
New accounts opened	'000	**24.7**	24.3
Total number of active accounts	'000	**76.3**	67.0

Capital Management and Basel II

In 2006 we continued to manage our capital base proactively, issuing £300m of preference shares in May and buying back 13.8 million shares at a value of £150m in the second half of the year. Our core tier 1 capital ratio at the end of 2006 was 7.0% (on a Basel I basis).

Alliance & Leicester's Basel II waiver application has been unconditionally approved by the FSA. The Group has therefore been operating under the Basel II regime from 1 January 2007.

Alliance & Leicester is a beneficiary from Basel II. Our regulatory capital requirement under Basel II is lower than under Basel I.

We have adopted the Foundation Internal Ratings Based (IRB) approach for commercial assets, as there is no additional benefit available to the Group from adopting the advanced approach at this time. For Retail Banking assets we have adopted the Retail IRB approach. There is no distinction between foundation and advanced approaches for Retail Banking assets. We have adopted the standardised approach for operational risk.

The key features of the transition to Basel II are as follows:

- the Group's Risk Weighted Assets (RWA), including the impact of operational risk, have reduced by 35%-40% compared to Basel I. Our risk weighting for mortgage assets is around 10%, commercial lending assets is around 70%, and for treasury and unsecured loan assets is broadly similar to Basel I. The lower risk weightings reflect the excellent asset quality of our lending books;
- under Pillar II the Group is required to hold capital for other items including pension risk and interest rate risk in the banking book. The Pillar II capital requirement for 2007 is less than 30% of our total regulatory capital requirement. We expect this proportion to reduce over the medium term;
- under Pillar III the Group is required to disclose additional information on its loans and advances. These disclosures will clearly show the high credit quality of our assets. We are currently working on our Pillar III reporting process, format and timescales;
- the Group's total capital has changed under Basel II. A deduction is made for the excess of expected losses over collective provisions. Half of this is deducted from tier 1 and half from tier 2 capital. Under Basel I, tier 2 capital benefited from the inclusion of collective provisions. These are no longer included under Basel II. In total the Group's tier 1 regulatory capital reduces by around £100m and the Group's tier 2 regulatory capital reduces by around £250m. Capital increases by £44m, as a deduction for securitisations is no longer required due to securitised mortgages now being included within the Group's risk weighted assets. The overall impact of these changes is a reduction in total regulatory capital of around £300m.

The transition to Basel II is being phased over the next three years. During this time the Group is required to hold capital at or above a transitional floor. This floor is calculated as 8% of Basel I RWA less collective provisions, multiplied by a factor of 95% in 2007, 90% in 2008 and 80% in 2009.

We have been advised of our regulatory capital guidance by the FSA and expect that the transitional floor will be our minimum capital requirement.

As a result of obtaining our Basel II waiver, we have been able to increase our share buyback plans for 2007. During 2007 we are now planning to undertake a share buyback of up to £300m and are anticipating our core tier 1 ratio on a Basel I basis to be in the range of 5.5%-6% at the end of the year.

Financial Review



David Bennett
Group Finance Director

Progress Against Strategic Objectives 2005-2007

Our strategic objectives for the period 2005-2007 are to grow our franchise, improve our cost efficiency, and deliver a strong return on equity, whilst maintaining above average asset quality.

We have achieved each of these objectives in 2006:

- our underlying return on equity tier 1 capital was 21.5%, within our targeted range of 20% plus or minus 3%;
- we delivered strong franchise growth in our core markets;
- we improved our cost efficiency, with the Group cost:income ratio reducing from 55.2% in 2005 to 53.0%;
- our asset quality remained strong and better than industry averages.

New Strategic Objectives

Our confidence in our business model and the transformation currently underway within the Group have enabled us to announce two new strategic objectives. We will target:

- a minimum underlying return on equity tier 1 capital of 20%;
- underlying basic earnings per share to grow by at least RPI+9% by 2009.

In addition we will continue to target:

- franchise growth;
- improved cost efficiency;
- above average asset quality; and
- a Group cost:income ratio of below 50% by 2010.

In assessing each of these, we will exclude any impact arising from fair value accounting volatility and any redundancy costs.

Financial Outlook

We plan to grow our core operating profit in 2007.

Total revenues in 2007 are planned to be higher than the £1,468m in 2006. We expect the Group net interest margin in 2007 to reduce by less than the 16 basis point fall in 2006. The impact of this fall on net interest income is anticipated to be more than offset by asset growth. We will continue to maintain our focus on costs, whilst ensuring that we undertake the investment required to continue the Group's transformation and maintain our customer service standards.

The Group will continue to see a significant amount of change as we simplify and automate processes and increase the use of self service technology for basic transactions. This is likely to result in some redundancies, although we have no specific programmes planned at this time, and any cost in 2007 would be significantly lower than the £24m incurred in 2006. Any redundancy costs would continue to be excluded from core operating profit.

We expect the unsecured personal loan impairment charge in 2007 to be lower than the charge in 2006, whilst the impairment charge for other products will reflect recent growth.

During 2007 we will be undertaking a share buyback programme of up to £300m.

Results by Category and Business Sector

The commentary and ratios below are based on a comparison of the 2006 results against 2005. Statutory results, which include fair value accounting volatility gains or losses within non-interest income, are shown in pages 48 to 90.

Core operating profit for 2006 was £585m, up £37m. Core operating profit excludes the £8m pre-tax gain from fair value accounting volatility (2005: £1m pre-tax loss) and redundancy costs of £24m.

Results by category are set out below:

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Net interest income	373	408	**781**	751
Non-interest income (excluding fair value accounting volatility)	323	364	**687**	637
Total income	696	772	**1,468**	1,388
Core operating expenses	(341)	(358)	**(699)**	(692)
Depreciation on operating lease assets	(40)	(39)	**(79)**	(74)
Total costs (excluding redundancy costs)	(381)	(397)	**(778)**	(766)
Impairment losses	(47)	(58)	**(105)**	(74)
Core operating profit	268	317	**585**	548
Redundancy costs	(14)	(10)	**(24)**	-
Gains/(losses) from fair value accounting volatility	3	5	**8**	(1)
Profit before tax	257	312	**569**	547
Tax (Note 1)	(38)	(81)	**(119)**	(140)
Profit after tax	219	231	**450**	407
Profit attributable to:				
Innovative tier 1 holders and minority interests	8	10	**18**	18
Ordinary shareholders	211	221	**432**	389
Basic earnings per ordinary share	46.7p	49.7p	**96.4p**	86.9p
Underlying basic earnings per ordinary share	41.9p	50.5p	**92.4p**	87.1p
Dividend(s) per ordinary share	17.6p	36.5p	**54.1p**	51.5p

(Note 1) Includes the release of a tax provision of £30m, see Taxation on page 22.

The contribution to core operating profit by each business sector is set out below:

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Retail Banking	211	234	**445**	438
Commercial Banking	69	93	**162**	132
Group Items	(12)	(10)	**(22)**	(22)
Core operating profit	268	317	**585**	548

The business comprises three sectors:

- Retail Banking – this comprises the 'Core 4' products of mortgages, personal loans, current accounts and savings, plus the 'Partner 4' products of credit cards, long term investments, life assurance and general insurance.
- Commercial Banking – this comprises four core business lines of money transmission, commercial lending, business banking and treasury.
- Group Items – this represents corporate overheads and income not allocated to business units.

Retail Banking

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Net interest income	301	320	**621**	615
Non-interest income	143	148	**291**	272
Total income	444	468	**912**	887
Operating expenses	(185)	(185)	**(370)**	(379)
Impairment losses	(48)	(49)	**(97)**	(70)
Core operating profit	211	234	**445**	438
Cost:income ratio (Note 1)	41.8%	39.5%	**40.6%**	42.7%

(Note 1) The cost:income ratio is calculated by dividing operating expenses by total income.

Retail Banking core operating profit was £445m (2005: £438m). Total income was £25m higher, whilst operating expenses fell by £9m and the charge for impairment losses increased by £27m.

Total Retail Banking income of £912m comprises Core 4 income of £801m (2005: £773m) and Partner 4 income of £111m (2005: £114m). Core 4 revenues increased by 4% as a result of strong growth in business volumes. Partner 4 revenues were £3m lower compared to 2005, reflecting the reduction in the excess recognised from the sale of our credit cards in 2002, partially offset by higher revenues from long term investments and life assurance.

Net interest income

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Net interest income	301	320	**621**	615
Average balances:				
Interest-earning assets (IEA)	38,236	40,398	**39,326**	33,828
Financed by:				
Interest-bearing liabilities	34,408	36,370	**35,397**	30,106
Interest-free liabilities	3,828	4,028	**3,929**	3,722
Average rates:	%	%	**%**	%
Bank base rate	4.50	4.78	**4.64**	4.65
Gross yield on average IEA	5.26	5.49	**5.38**	5.50
Cost of interest-bearing liabilities	4.08	4.35	**4.22**	4.13
Interest spread	1.18	1.14	**1.16**	1.37
Contribution of interest-free liabilities	0.41	0.43	**0.42**	0.45
Net interest margin on average IEA	1.59	1.57	**1.58**	1.82

Retail Banking net interest income of £621m was £6m higher than 2005, with a fall in the net interest margin being more than offset by a 16% increase in average interest-earning assets.

The Retail Banking net interest margin reduced from 1.82% in 2005 to 1.58% in 2006. This reduction was a combination of lower product margins and a change in the mix of Retail Banking assets.

In the first half of 2006 the margin fell by 0.23% compared with the whole of 2005. This fall was driven by a lower mortgage margin as a result of the seasonal reduction in mortgage capital repayment balances on 1 January and by a higher proportion of base rate tracker related mortgages compared to standard variable rate mortgages. Base rate tracker related mortgages typically have a lower margin but a longer average life.

The margin reduction in the second half of 2006, compared with the first half of the year, was only 0.02%. A fall in the unsecured loan margin was partially offset by a more stable mortgage and savings margin.

The reduction in the Retail Banking margin in the second half of 2006 was less than we had expected at the time of our Interim Results in July 2006. This was due to lower than expected unsecured personal loan customer redemptions which resulted in a higher than originally forecast unsecured loan margin. These customers' loans will however be settled by the end of their natural contracts and we therefore continue to expect the unsecured personal loan margin to reduce in 2007.

We are planning for a lower Retail Banking net interest margin in 2007, although the rate of reduction is expected to be lower than the 24 basis point fall incurred in 2006. The reduction in the margin in 2007 will be driven by a lower unsecured personal loan margin, with a more stable mortgage and savings margin.

Non-interest income

Non-interest income was £291m, £19m higher than 2005. Higher revenues from current accounts and mortgages more than offset a reduction in income from unsecured personal loans and Partner 4 products. Unsecured personal loans non-interest income was £77m, £6m lower than 2005, primarily reflecting lower sales of payment protection insurance as a result of lower new business volumes in the year.

Our Partner 4 products of credit cards, long term investments, life assurance, and general insurance, in total contributed £108m of non-interest income, £2m lower than 2005. The fall in revenues for the full year reflects the continued reduction in the excess recognised from the sale of our credit card accounts in 2002, partly offset by higher long term investment and life assurance income.

Total credit card revenues were £36m (2005: £43m), including £3m (2005: £4m) of net interest income and the recognition of £27m of the excess from MBNA (2005: £34m). The credit card excess recognised is expected to be £20m in 2007, with a final amount of £16m in 2008.

Operating expenses

Operating expenses of £370m were £9m lower than in 2005. The increased costs of servicing higher business volumes and the implementation of a number of new developments have been more than offset by lower acquisition costs, increased usage of the lower cost direct channels and ongoing productivity improvements.

The cost:income ratio was 40.6% (2005: 42.7%).

Impairment losses

The impairment loss charge for 2006 was £97m, £27m higher than in 2005. The charge of £49m in the second half of 2006 compares with a £48m charge in the first half of the year.

Our mortgage asset quality remains excellent, with 0.51% of mortgage accounts over three months in arrears at the end of December 2006 (2005: 0.58%), significantly lower than the Council of Mortgage Lenders' (CML) industry average of 0.95%. The UK market remains favourable, and this combined with our excellent asset quality and low arrears has resulted in a credit of £3m in the year.

The impairment loss charge for unsecured personal loans and current accounts was £100m. This represents a £26m increase compared to 2005, reflecting seasoning of our unsecured personal lending book and the strong growth in our active current account base over the past few years.

Our unsecured personal lending asset quality remains strong. The proportion of non-performing lending balances at the end of December

2006 was 5.6%, compared to 5.5% in June 2006 and 5.1% at the end of December 2005. Our asset quality remains around 30% better than the average for Finance and Leasing Association members. Our strong asset quality leads us to expect a lower unsecured loan impairment charge in 2007 compared to 2006.

Residential mortgage arrears

Number of months in arrears

At 31 December 2006:

Number of months in arrears	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
3-6 months	1,458	0.31	85.8	0.22	2,757	0.50
6-12 months	669	0.14	41.2	0.11	2,515	0.27
12+ months	231	0.05	12.9	0.03	2,300	0.12
Repossession stock	27	0.01	2.6	0.01	199	0.06
Total	**2,385**	**0.51**	**142.5**	**0.37**	**7,771**	**0.95**

At 31 December 2005:

Number of months in arrears	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
3-6 months	1,675	0.36	82.3	0.24	2,525	0.55
6-12 months	717	0.15	32.8	0.10	2,151	0.30
12+ months	261	0.06	11.9	0.04	2,726	0.12
Repossession stock	26	0.01	1.7	0.01	183	0.04
Total	2,679	0.58	128.7	0.39	7,585	1.01

Arrears as a percentage of mortgage balance

At 31 December 2006:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
2.5–10%	2,287	0.48	107.2	0.28	4,681	0.74
10%+	513	0.11	12.7	0.03	2,979	0.13
Repossession stock	27	0.01	2.6	0.01	199	0.06
Total	**2,827**	**0.60**	**122.5**	**0.32**	**7,859**	**0.93**

At 31 December 2005:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
2.5–10%	2,436	0.52	91.7	0.27	4,068	0.79
10%+	528	0.11	12.5	0.04	2,934	0.14
Repossession stock	26	0.01	1.7	0.01	183	0.04
Total	2,990	0.64	105.9	0.32	7,185	0.97

Residential lending by type of borrower (by value)

	Year ended 31.12.06 %	Year ended 31.12.05 (restated) %
Borrower type:		
First time buyer	**27**	16
Next time buyer	**44**	41
Remortgage	**23**	37
Further advances	**6**	6
Total	**100**	100

Our definition of 'First time buyer' has been updated to exclude customers who have had a mortgage in the previous two years, in line with CML practice.

Commercial Banking

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Net interest income	72	88	**160**	136
Non-interest income	180	213	**393**	364
Total income	252	301	**553**	500
Operating expenses	(144)	(160)	**(304)**	(290)
Depreciation on operating lease assets	(40)	(39)	**(79)**	(74)
Impairment losses	1	(9)	**(8)**	(4)
Core operating profit	69	93	**162**	132
Net interest margin	0.75%	0.78%	**0.77%**	0.76%
Average interest-earning assets	£19,541m	£22,165m	**£20,864m**	£17,781m
Cost: income ratio (Note 1)	72.9%	66.0%	**69.1%**	72.8%

(Note 1) The cost:income ratio is calculated by dividing the sum of operating expenses and depreciation on operating lease assets by total income.

Commercial Banking core operating profit increased by £30m to £162m.

Net interest income

Net interest income of £160m was £24m higher than 2005. Treasury contributed £6m of the increase, and the remainder was driven by higher commercial lending and business banking balances, with improved margins in these areas. During 2007 we are planning for the net interest margin in Commercial Banking to be higher than in 2006, primarily driven by both growth and changes in the mix of commercial lending.

Non-interest income

Non-interest income increased by £29m to £393m. Strong growth in commercial lending non-interest income, including £32m from the sale of commercial customer leases in 2006 (2005: £6m), was partially offset by lower money transmission income.

Operating expenses

Operating expenses, excluding operating lease depreciation, increased by £14m to £304m. The increase reflects higher money transmission costs as well as the growth in our business banking and commercial lending operations, and an increase in fixed asset depreciation as a result of a reduction in the period over which we depreciate ATMs.

Operating lease depreciation

Operating lease depreciation in the second half of 2006 was £39m, compared to £40m in the first half of the year.

Impairment losses

The impairment charge for the year of £8m was £4m higher than in 2005. The charge reflects the growth in commercial lending balances over the past few years and one specific impairment provision of £4m, partially offset by recoveries. Asset quality remains very strong with 0.60% (2005: 0.32%) of balances over 30 days in arrears at the end of 2006. However, this was distorted by one late payment which was subsequently made in the first week of January 2007. If this payment was taken into account, the proportion of commercial loans in arrears at 31 December 2006 would have been 0.26%.

Commercial lending book

The total commercial lending book, including lending to business banking customers, net of provisions and intercompany lending, as at 31 December 2006 was £6.5bn and is included in the following balance sheet headings:

	As at 31.12.06 £m	As at 31.12.05 £m
Loans and advances to customers:		
Secured commercial loans	**3,159**	2,182
Unsecured commercial loans	**1,097**	842
Net investment in finance leases and hire purchase contracts	**1,927**	2,146
Operating lease assets	**300**	364
	6,483	5,534

Group Items

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Net interest income	–	–	**–**	–
Non-interest income	–	3	**3**	1
Total income	–	3	**3**	1
Operating expenses	(12)	(13)	**(25)**	(23)
Core operating loss	(12)	(10)	**(22)**	(22)

Group Items represents corporate overheads and income not allocated to business units.

Non-interest income in 2006 included income from the sale of development land at our head office site in Leicestershire.

Operating expenses were broadly similar to 2005.

Group Results by Income Statement Category

Net interest income

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Net interest income	373	408	**781**	751
Average balances:				
Interest-earning assets (IEA)	57,777	62,564	**60,190**	51,609
Financed by:				
Interest-bearing liabilities	52,441	56,871	**54,674**	46,644
Interest-free liabilities	5,336	5,693	**5,516**	4,965
	%	%	**%**	%
Interest spread	0.93	0.89	**0.90**	1.08
Contribution of interest-free liabilities	0.37	0.40	**0.40**	0.38
Net interest margin on average IEA	1.30	1.29	**1.30**	1.46

Group net interest income of £781m was £30m higher than 2005. A lower net interest margin was more than offset by a 17% increase in average interest-earning assets.

The net interest margin in 2006 was 1.30%, compared to 1.46% in 2005. The fall in the net interest margin was driven by lower margins in Retail Banking, partially offset by higher margins in Commercial Banking in the second half of 2006.

In 2007 we expect the Group net interest margin to decline by less than the 16 basis point fall in 2006. We anticipate a lower Retail Banking margin being partially offset by a higher Commercial Banking margin.

Non-interest income

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Fee and commission income	257	267	**524**	509
Fee and commission expense	(13)	(14)	**(27)**	(32)
Other operating income	28	62	**90**	61
Operating lease income	51	49	**100**	99
Core non-interest income	323	364	**687**	637
Gains/(losses) from fair value accounting volatility	3	5	**8**	(1)
Total	326	369	**695**	636

Core non-interest income of £687m was £50m higher than 2005, with growth in Retail and Commercial Banking non-interest income.

Other operating income included £32m from the sale of commercial customer leases (2005: £6m) and £27m excess from the sale of credit card accounts to MBNA (2005: £34m).

The £8m pre-tax gain from fair value accounting volatility (2005: £1m pre-tax loss) is explained on page 23.

Administrative expenses and depreciation

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Staff related expenditure	142	148	**290**	286
Post Office/cash business	61	73	**134**	128
Marketing costs	30	23	**53**	60
Outsourcing costs	10	7	**17**	22
Premises, equipment and other costs	82	81	**163**	165
Administrative expenses	325	332	**657**	661
Depreciation and amortisation on fixed assets other than operating lease assets	16	26	**42**	31
Core operating expenses	341	358	**699**	692
Depreciation on operating lease assets	40	39	**79**	74
Total costs excluding redundancy costs	381	397	**778**	766
Redundancy costs	14	10	**24**	–
Total costs	395	407	**802**	766
Cost:income ratio (Note 1)	54.8%	51.3%	**53.0%**	55.2%

(Note 1) The cost:income ratio is calculated by dividing total costs excluding redundancy costs by total income excluding gains or losses from fair value accounting volatility.

The Group cost:income ratio was 53.0%, a reduction of 2.2% compared to 2005.

Total costs of £802m for 2006 include £24m of redundancy costs primarily relating to the re-organisation of our Retail and Commercial Banking current accounts back office operations.

The Group's core operating expenses were £699m in 2006, £7m higher than 2005. Administrative expenses fell by £4m to £657m, as a result of lower marketing and outsourcing costs. The depreciation and amortisation charge increased in the year by £11m to £42m, reflecting a reduction in the period over which we depreciate ATMs and an increase in the software amortisation charge.

Impairment

The charge for impairment losses can be analysed as follows:

	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	**Year ended 31.12.06 £m**	Year ended 31.12.05 £m
Mortgages	(2)	(1)	**(3)**	(4)
Personal loans and current accounts	50	50	**100**	74
Retail Banking	48	49	**97**	70
Commercial Banking	(1)	9	**8**	4
Total	47	58	**105**	74

The charge for impairment losses increased by £31m to £105m, with a £27m increase in the Retail Banking charge and an increase of £4m in Commercial Banking.

The Retail Banking impairment charge in the second half of 2006 remained at a similar level to the first half.

The closing balances on impairment provisions were as follows:

	As at 31.12.06 £m	As at 31.12.05 £m
Mortgages	**13**	16
Personal loans and current accounts	**137**	134
Retail Banking	**150**	150
Commercial Banking	**18**	16
Total provisions	**168**	166

Mortgage provisions have reduced by £3m, reflecting continued excellent asset quality.

The provision for personal loans and current accounts increased from £134m at the end of 2005 to £137m at the end of 2006, reflecting the growth in both our active current account base and unsecured personal loan book.

The total level of Commercial Banking provisions at the end of 2006 was £18m (2005: £16m). There were no treasury impairment provisions. Commercial Banking provisions represented 0.3% (2005: 0.3%) of commercial lending balances. In addition to the provisions shown above, there was a £4m (2005: £5m) residual value provision against operating lease assets. Of the leasing book of £2.2bn, 45% was bank guaranteed (2005: 54%).

Of the total provisions of £168m at the end of 2006, collective impairment provisions were £158m (2005: £155m) and individual impairment provisions were £10m (2005: £11m).

Taxation

A standard corporation tax rate of 30% (2005: 30%) has been used in preparing these results. The corporation tax charge for 2006 was £118.8m (2005: £140.2m), which represents 20.9% of profit before tax (2005: 25.6%).

The underlying effective tax rate for 2006 was 27.0% (2005: 26.5%). During the year the Group reached agreement with HM Revenue & Customs regarding the tax treatment of the disposal of its credit card accounts to MBNA on 1 August 2002. This resulted in the release of a tax provision of £29.7m in the year. The calculation of the underlying effective tax rate for 2006 excludes the release of this tax provision. It further excludes tax of £2.3m in respect of the £7.6m fair value accounting volatility gain, a tax credit of £7.3m in respect of £24.2m of redundancy costs primarily relating to the re-organisation of our current accounts back office operations, and takes into consideration, in calculating underlying profits, the appropriation of profit of £17.5m in respect of our innovative tier 1 capital securities.

The underlying effective tax rate for 2005 excludes a tax credit of £0.3m in respect of the £1.0m fair value accounting volatility loss and takes into consideration, in calculating underlying profits, the appropriation of profit of £17.5m in respect of our innovative tier 1 capital securities.

We expect to maintain an underlying effective tax rate around that achieved in 2006.

Pensions

Full disclosure of pension liabilities is given in Note 33 on pages 82 to 84. A summary is given below which sets out the balance sheet position under IAS 19:

	Value at 31.12.06 £m	Value at 31.12.05 £m
Equities	**676.6**	644.2
Bonds	**629.2**	580.0
Net current assets	**6.6**	6.2
Hedging derivatives (Note 1)	**(1.9)**	–
Total market value of assets	**1,310.5**	1,230.4
Present value of scheme liabilities	**(1,336.8)**	(1,314.3)
Deficit in scheme	**(26.3)**	(83.9)
Post-retirement medical benefits liability	**(21.5)**	(23.0)
Total retirement benefits liability	**(47.8)**	(106.9)

(Note 1) During 2006 the Defined Benefit Pension Scheme entered into a swap overlay strategy to hedge against the effects of inflation and interest rate movements on the value of the Scheme's liabilities. At 31 December 2006 20% of Scheme liabilities were hedged.

The total retirement benefits liability at 31 December 2006 had reduced to £47.8m (December 2005: £106.9m).

Scheme assets are included at their market value at 31 December 2006. Scheme liabilities are based on the most recent actuarial valuation at 31 March 2006 and updated by an independent qualified actuary to assess the liabilities as at 31 December 2006.

Dividends

We maintain our progressive dividend policy, with a proposed final dividend of 36.5p per share, giving total dividends of 54.1p for the year, up 5% on 2005.

Fair Value Accounting Volatility

The fair value accounting volatility pre-tax gain of £8m (2005: £1m pre-tax loss) represents the net fair value gain on derivative instruments that are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness of designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The gain is primarily due to timing differences in income recognition between the derivative instruments and the hedged assets and liabilities. The impact can be volatile, but will trend to zero over time and has been excluded in reporting the Group's underlying performance.

Summary Balance Sheet

	As at 31.12.06 £m	As at 31.12.05 £m
Assets		
Cash, treasury assets and due from banks	18,696	15,194
Derivative financial instruments	692	571
Loans and advances to customers:		
Secured:		
Residential properties:		
Mortgages	38,002	33,133
Other secured loans	18	–
Commercial loans	3,159	2,182
Other secured loans	243	391
	41,422	35,706
Unsecured:		
Personal loans	3,555	3,484
Commercial loans	1,097	842
Other unsecured loans	277	62
	4,929	4,388
Net investment in finance leases and hire purchase contracts	1,927	2,146
Intangible fixed assets	55	19
Property, plant and equipment	255	262
Operating lease assets	300	364
Other assets	281	332
	68,557	58,982
Liabilities		
Due to other banks	8,629	6,567
Derivative financial instruments	675	410
Customer accounts:		
Retail Banking	22,726	20,557
Commercial Banking	6,834	5,881
	29,560	26,438
Debt securities in issue	25,415	21,405
Other liabilities	960	904
Subordinated loan capital	697	939
Retirement benefit obligations	48	107
	65,984	56,770
Innovative tier 1	311	311
Preference shares	294	–
Ordinary shareholders' funds	1,968	1,901
	68,557	58,982

Total loans to customers, including 'Net investment in finance leases and hire purchase contracts' and 'Operating lease assets', increased by £6.0bn to £48.6bn. Cash, treasury assets and due from banks increased by £3.5bn to £18.7bn. The balance sheet growth was mainly funded by an increase in customer accounts and debt securities in issue, including a £2.5bn mortgage securitisation in November 2006.

In May 2006 we received £294m proceeds from the issue of £300m of preference shares.

Capital Structure

Capital ratios

	As at 31.12.06 £m	As at 31.12.05 £m
Tier 1:		
Equity tier 1	**1,947**	1,899
Preference share capital	**294**	–
Core tier 1	**2,241**	1,899
Innovative tier 1 (Note 1)	**297**	297
Total tier 1	**2,538**	2,196
Tier 2	**784**	850
Deductions (Note 2)	**(47)**	(5)
Total capital	**3,275**	3,041
Total risk weighted assets	**32,180**	29,062
Risk asset ratios:		
Total capital	**10.2%**	10.5%
Total tier 1	**7.9%**	7.6%
Core tier 1	**7.0%**	6.5%
Equity tier 1	**6.1%**	6.5%

(Note 1) Excludes accrued interest of £13.6m (2005: £13.6m).

(Note 2) Includes the reserve fund for securitisation of £44m (2005: £2m).

In May we received £294m of net proceeds from the issue of £300m of preference shares. These are being accounted for as an equity instrument, with the coupon shown below profit after tax as an appropriation. The first coupon on these shares is due to be made and accounted for in May 2007.

Our total tier 1 capital ratio at the end of December 2006 was 7.9% and our core tier 1 ratio, which consists of both equity and preference share capital, was 7.0%.

Reconciliation of ordinary shareholders' funds to equity tier 1 capital

	As at 31.12.06 £m	As at 31.12.05 £m
Ordinary shareholders' funds (equity)	**1,968**	1,901
Adjustments:		
Intangible assets (Note 1)	**(55)**	(14)
Pension fund deficit add back (Note 2)	**19**	40
Cashflow hedges and available for sale assets (Note 3)	**15**	(28)
Equity tier 1 capital	**1,947**	1,899

(Note 1) Intangible assets, including capitalised software and goodwill, are required to be deducted in the calculation of equity tier 1 capital.

(Note 2) The regulatory capital rules allow the pension scheme deficit to be added back to regulatory capital and a deduction taken instead for an estimate of the additional contributions to be made in the next 5 years, less associated deferred tax.

(Note 3) Gains/losses on cashflow hedges and available for sale assets are required to be excluded from equity tier 1 capital.

Underlying return on equity tier 1 capital

The Group had a strategic objective to deliver an underlying return on equity tier 1 capital of 20%, plus or minus 3%. This measure excluded any gain or loss from fair value accounting volatility. The basis of the calculation is analysed below:

	Year ended 31.12.06 £m	Year ended 31.12.05 £m
Profit attributable to ordinary shareholders	**432.2**	389.4
Redundancy costs	**24.2**	-
Less associated tax credit	**(7.3)**	–
Release of tax provision	**(29.7)**	–
(Gains)/losses from fair value accounting volatility	**(7.6)**	1.0
Less associated tax charge/(credit)	**2.3**	(0.3)
Core profit after tax for the year	**414.1**	390.1
Average equity tier 1 for year	**1,923**	1,818
Underlying return on equity tier 1	**21.5%**	21.5%

The £29.7m release of the tax provision is in respect of the excess received from the disposal of the credit card accounts to MBNA in August 2002. If this release is included within profit after tax for the year to 31 December 2006 the return on capital is 23.1%.

Corporate Responsibility Report

Our Corporate Responsibility (CR) report provides an overview of how we meet the challenge of being a responsible corporation under the headings Marketplace, Workplace, Community and Environment.

£780,000
Charitable donations

£593,000
Support for local community events

£240,000
Employee time spent on community activities

The following report contains a summary of the information contained in our CR Report. The full report is published on our website at www.alliance-leicester-csr.co.uk.

Our Marketplace

Ethical and responsible lending

Alliance & Leicester is an ethical and responsible lender and a member of the FTSE4Good index. In all our business activities we will not risk the Group's reputation by knowingly associating with people, organisations, products or transactions which could potentially damage that reputation.

We aim to ensure that any money lent is used for a reputable purpose and can be repaid by the customer. Our lending policies comply with all the appropriate regulatory standards and industry codes of practice, and we also work closely with the police and other agencies to ensure we do not facilitate fraudulent or illegal activities.

Underpinning all of the Group's policies and procedures are our key business principles, which can be seen at www.alliance-leicester-csr.co.uk/policies.asp. These principles set out our position on each issue and each external stakeholder, including customers, staff, business relationships, security, the local community and the environment.

Looking at each of our core product areas, we can assure stakeholders as follows:

- Our personal and corporate customer deposit balances are used primarily to fund UK residential mortgage lending.
- We do not manufacture life assurance or long term investment products. These products are provided by Legal & General, which has its own socially responsible investment guidelines.
- Our Treasury operation does not invest directly in emerging markets, venture capital or hedge funds and 97% of its exposures are rated single 'A' or above.
- Each lending application is considered in its own right, taking account of the following:
  - we will not knowingly invest in any business involved in the manufacture or transfer of armaments to oppressive regimes;
  - we will not knowingly invest in any business involved in the manufacture of torture equipment or other equipment that is used in the violation of human rights;
  - we will not knowingly invest with any government or company which fails to uphold basic human rights within its sphere of influence;
  - we do not participate in financing Sovereign debt to Third World countries;
  - we will not invest in any company involved in the unauthorised development of genetically modified organisms;
  - we will not support currency speculation;
  - we will not provide funding to the tobacco industry;
  - we will not lend to any individual entitled to claim diplomatic immunity;
  - we will not lend to any individual who we know to have an unspent criminal conviction.

Treating customers fairly (TCF)

We are committed to the principle of treating customers fairly over the complete lifecycle of our relationship with them. TCF is not a new initiative for the Group; it is viewed as part of 'business as usual' and inherent in everything we do. It is an integral part of the Group's vision to be the most customer focused financial services provider in the UK.

TCF can only be achieved by embedding the principle in the culture of the organisation. TCF is being delivered through our four brand values:

Corporate Responsibility Report continued

- we attract new customers by offering better value products and services;
- we are simple and straightforward to deal with;
- we offer a friendly and approachable service; and
- we recognise existing customers by offering even better value throughout their lifetime with us.

In addition, we are promoting a culture which values and respects the individual needs of our customers, and offers them a friendly and caring service.

Our Workplace

Responsibility for all employee related matters, including health and safety, rests with our Director of Group Human Resources, who reports to the Group Chief Executive.

Alliance & Leicester's employees are central to our present and future success as a business and we have a responsibility to provide a positive working environment for them.

How our employees view us

Our annual employee opinion survey was carried out in November 2006 across all parts of the Group. The number of employees completing the survey has remained consistently high, with 80% of the workforce responding in 2006. The results of the 2006 survey were above the average for UK companies. The survey's findings included:

- 90% of employees have a clear understanding of what is expected of them in their role;
- 87% of employees say there is at least one person at work in whom they can trust and confide;
- 83% of employees think that the people they work with are committed to delivering work of a high standard.

Implementation of change

There is a significant amount of change occurring across Alliance & Leicester. Roles and organisation structures are evolving as a result of new technology, re-engineered processes and changing customer behaviour. This is resulting in a number of re-structuring projects across the Group. When undertaking such difficult and sensitive initiatives, we engage voluntarily with our unions at the earliest opportunity, ensuring that they understand the reasons for the changes and the process that we will follow. We also brief all staff affected by any programme face to face, and supplement this with regular intranet communications and team briefings.

Health & safety

As a responsible employer we are committed to ensuring that none of our employees, customers, visitors or contractors are exposed to an unacceptable risk to their health or safety. We believe a safe and healthy working environment is a positive business investment and we seek to achieve health & safety excellence and statutory compliance. Our well established structure of health & safety committees, which include both trade union and management representation, continues to provide a good forum for the discussion and resolution of any health & safety issues.

Bullying and harassment/ disciplinary policy/ grievance procedure

The Group has a robust set of policies and procedures relating to any forms of bullying, harassment, discipline and grievances. These have been documented in previous reports and can be seen on our website at www.alliance-leicester-csr.co.uk/policies.asp.

Public interest disclosures

Individual employees may be the first to realise that there may be something seriously wrong within a business. We are committed to ensuring that any suspicion of malpractice is reported, and therefore encourage all employees to raise any genuine concerns about potential malpractice at the earliest practicable stage. The Group treats all such concerns very seriously. All staff can initially report any concerns in confidence to the Director of Group Human Resources, the Group Secretary, the Head of Money Laundering or the Chairman of the Group Audit Committee, who is a non-executive director.

Freedom of association and collective bargaining

The Group recognises a number of trade unions for collective bargaining purposes.

International human rights, indigenous rights and forced child labour

The Group's operations are all based in the British Isles and our products are aimed at UK-based customers or ex-patriates. In this context, human rights and indigenous rights issues are not material for the Group, nor does our behaviour significantly impact such issues. We are not involved in forced or child labour.

Diversity and equal opportunities

We are committed to equality of opportunity for all our employees. We will not condone discrimination on the grounds of sex, race or national origin, colour, religious belief, disability (mental or physical), marital status, age or sexual orientation.

Our Community

Our Director of Corporate Communications, who reports directly to the Group Chief Executive, is responsible for community affairs.

During 2006, our community programme once again received external recognition, including winning the Mortgage Finance Gazette's 'Community Services – National Lender' award for the second year in succession. In Liverpool we achieved further recognition, winning the 'Spirit of Merseyside Award for Corporate Social Responsibility' at the inaugural Community Foundation for Merseyside celebration evening.

Our community investment and charitable donations programmes have continued to focus on the following five areas:

'Educating the next generation' – Alliance & Leicester's education programme.

Support for education forms the core of Alliance & Leicester's community activities. Our education programme supports a variety of activities for teachers and pupils of all ages.

Literacy and numeracy skills are central to any child's education. Through the Right to Read and Number Partners programmes, Alliance &

Leicester and our staff are helping to improve these skills in local schools.

We have developed the www.mymoneymatters.info website to help teachers deliver financial literacy classes. The website has received PFEG (Primary Financial Education Group) and NGFL (National Grid For Learning) approval. In 2006 we worked with Leicester Education Business Company (LEBC) and the separate organisation Education Business Company (EBC) Ltd - who designed the original website - to develop a series of financial literacy lessons, based around the website, which cover the financial literacy elements of the national curriculum. These lessons are now being delivered in a pilot group of five local secondary schools. A key part of the feedback from the teachers was the request for help from Alliance & Leicester staff in delivering the lessons. We therefore agreed to provide staff volunteers to support the teachers in each of the schools.

Early feedback from the schools has been positive and in early 2007 we will review the success of the programme before looking at opportunities to roll-out the programme more extensively. We have also supported the South Leicestershire Citizen's Advice Bureau, which is near to our head office, with a donation which has enabled the Bureau, together with LEBC, to introduce the 'mymoneymatters' financial literacy project to pupils at Lutterworth Grammar School.

In 2004 we provided the private sector funding necessary for Soar Valley College in Leicester to gain specialist school status in Maths and IT. Following the success of our relationship with the College, we were pleased to provide the funding for Savio High School in Bootle to gain specialist school status in Business and Enterprise in February 2006.

Our graduate trainees supported both our partner schools by delivering enterprise days which give the pupils an insight into real day to day business activities. We are also discussing with the Principal of Soar Valley how some of the feedback and development techniques we use to help manage and develop our staff can be used in the management of his school.

Supporting our staff efforts in raising money for charity

During 2006 the Group donated around £90,000 to charities through our Matched Donation Scheme, which matches funds raised by staff and their children. Over 400 events have benefited from a donation.

Supporting organisations who help those who are experiencing financial difficulties

The Group has continued to support Payplan, the Consumer Credit Counselling Service, the Money Advice Trust and the Towards a National Support Service for Money Advisors initiative, which is led by the Citizens Advice Bureau and Money Advice Trust.

During 2006 we agreed to increase our support for the Money Advice Trust by more than 50% over the next three years. We have also increased the donations made to Credit Unions, recognising the work they do to provide financial services to sections of society who would not be suited by our product range.

Supporting charities and organisations within local communities in which our staff live and work

Our staff volunteering and charitable donations are primarily focused on the communities in which our staff live and work.

In the North West, our community investment programme is principally focused around our role as the official banking and finance partner of Liverpool's European Capital of Culture 2008 celebrations. We are investing over £2m between 2004 and 2008 to help ensure that Liverpool maximises the benefits from this prestigious title.

In Leicestershire, we continued our support for Leicester City Football Club, Leicester Tigers' TAG Rugby programme and Leicestershire County Cricket Club's Indoor Cricket School. The Group also continued to support the Leicester Diwali celebrations.

Supporting organisations who aim to improve the links between business and local communities

We support a variety of organisations which aim to support the local economies of the areas where the majority of our staff live and work. A number of

£270,000

Of gifts in kind provided to the local community and charitable causes

Awarded

'Community Services - National Lender' award by Mortgage Finance Gazette

'Spirit of Merseyside Award' for Corporate Social Responsibility at the Community Foundation For Merseyside Celebration evening

Planning

To achieve carbon neutrality for the energy used in all our buildings our Senior Managers are involved with local Chamber of Commerce organisations and we are a national member of Business in the Community (BITC).

We continue to be active members of the Leeds, Leicestershire, Liverpool and Manchester Cares organisations, which support links between businesses and the community. We are represented on the Leadership Team for Leicestershire Cares and Liverpool Cares. In each of these regions, we have undertaken numerous team challenges during the year.

Donations and community investment

In 2006, we continued to support local charities and community activities. Donations for charitable purposes in the year amounted to £780,000. In addition to these donations, our corporate community investment programme has given support to a number of local organisations. In 2006 we contributed £593,000 to local community events and programmes, including £250,000 for our commercial sponsorship of the European Capital of Culture Celebrations in Liverpool.

As well as providing financial support to charities and local community organisations, we also provide support through our staff volunteering efforts and gifts in kind. In total it is estimated that the cost of office space and other non-financial gifts amounted to £270,000. We estimate that at least £240,000 of employee time was invested in supporting charitable causes and local community activities during 2006.

We continue to support our staff who wish to donate to charities through payroll giving, and in 2006 over £44,000 was donated to various charities.

During 2006 our staff helped raise over £75,000 for Marie Curie Cancer Care and Pilgrims Hospice, our two Charities of the Year.

Our Environment

Alliance & Leicester recognises that it has a responsibility to act in a way that respects the environment. The Group's environmental policy is applied consistently across the Group and is the responsibility of the Group Secretary, who is also responsible for the Group's Procurement department.

Environmental Management System

Our environmental policy is implemented through our Environmental Management System (EMS). Our EMS is reviewed and updated on an annual basis and can be read online at www.alliance-leicester-csr.co.uk/ems.asp. It provides full details about our impact on the environment and how we manage and monitor it.

Indices and accreditations

We continue to enter Business in the Community's annual Environment Index (EI). In the 2005 Index, we saw a further improvement in our overall score and ranking, reflecting ongoing improvements in the reporting and monitoring of our environmental impacts. A copy of our EI report can be read at www.alliance-leicester-csr.co.uk/bie2005.asp. In November 2006 we completed our entry in the 2006 EI, with the results due to be published in May 2007.

Property design and management

The nature of the Group's business means that many of our environmental issues are focused on our buildings. We therefore employ specialist facilities management companies to ensure that our buildings are well maintained. Their role includes managing and maintaining both the interior and exterior of the buildings.

Using more recycled paper

In our Retail Banking operation, we have switched the production of our marketing inserts to recycled paper and this paper now also accounts for three-quarters of the paper used in the 'welcome packs' given to new customers. In addition, posters and leaflets produced as part of our monthly branch campaigns use recycled paper. All our inserts and other publications produced on recycled paper now carry the appropriate wording about their recycled content, as well as the relevant recycling logo.

Travel plan

During 2006 the Group made further progress in developing a travel plan for our head office, building on the staff survey undertaken in 2005.

In the summer a series of discussion groups were held with staff to understand their travel requirements and priorities. The results of these discussion groups are being used to develop the plan, which will be shared with other local employers and local councils.

Utilities usage and carbon neutrality

Our key impact on the environment continues to be through our electricity, gas and water usage.

The Group's energy usage is reported monthly to the Group Board, and energy costs in 2006 represented less than 1% of the Group's overall operating costs.

We continued to reduce our electricity and water usage in 2006. Gas usage in the year increased and was broadly in line with 2004, reflecting higher usage at our Bootle administration office.

During 2006 we extended our renewable electricity contracts, ensuring that all the Group's locations continue to be supplied with electricity from renewable sources. The energy produced results in no greenhouse gas pollution to the atmosphere and is carbon neutral.

During 2007 we are planning to achieve carbon neutrality for the energy used in all our buildings, extending carbon neutrality to gas as well as electricity. We will also take actions to understand better the Group's overall carbon footprint, which will be used to improve our understanding and planning of initiatives targeted at reducing or mitigating our environmental impacts.

Corporate Governance

30 Board of Directors
32 Directors' Report
34 Statement of Corporate Governance
38 Statement of Directors' Responsibilities
39 Directors' Remuneration Report
46 Auditors' Report

Board of Directors



Sir Derek Higgs (Aged 62)
Chairman
Appointed to the Board in October 2005, Sir Derek Higgs is a Chartered Accountant and a former investment banker. His previous career included five years as a Director of Prudential plc and Chairman of its fund management business, and 24 years with the Warburg Group, where he was Head of Global Corporate Finance and Chairman of SG Warburg & Co Ltd. He is also Chairman of Partnerships UK Plc and Bramdean Asset Management LLP. His other appointments include a non-executive directorship at Jones Lang LaSalle Inc. He is a Pro-Chancellor of the University of Bristol.



Peter Barton (Aged 69)
Non-Executive Deputy Chairman and Senior Independent Director
Appointed to the Board in May 1998, Peter Barton is a solicitor, investment banker and a Deputy Lieutenant of Greater London. His previous career in the financial services industry included nine years with Lehman Brothers International and four years with Robert Fleming & Co. His other directorships include F&C US Smaller Companies plc and the Guinness Trust Group, of which he is Vice Chairman. He is also Chairman of Howard de Walden Estates Limited, a member of the Audit & Scrutiny Committee of Oxford University, a trustee of The Leonard Ingrams Foundation and an adviser to Armstrong Bonham Carter LLP.



Richard Pym (Aged 57)
Group Chief Executive
Appointed to the Board in 1993 as Group Finance Director, Richard Pym became Managing Director, Retail Banking in 2001 and was appointed Group Chief Executive in 2002. A Chartered Accountant, his previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc. He became Chairman of Halfords plc in April 2006. He was a non-executive director of Selfridges plc from 1998 to 2003. Richard is a Vice President of the British Bankers Association.



David Bennett (Aged 44)
Group Finance Director
Appointed to the Board in 2000, David Bennett is responsible for financial accounting, planning and reporting, strategic planning, group risk and group property services. He has many years experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd. He became a non-executive director of easyJet plc in October 2005.



Rodney Duke (Aged 56)
Non-Executive Director
Appointed to the Board in January 2006, Rod Duke's career has been with HSBC, where he spent over 33 years. Upon his retirement in 2004 he was General Manager Banking Services and a Group General Manager, managing the bank's distribution capability for personal and commercial customers. He had previously held a number of executive positions across the bank, including investment banking, credit cards and operations. Rod is a non-executive director of Exedra Clubs Limited and Nalpeiron Limited.



Mike McTighe (Aged 53)
Non-Executive Director
Appointed to the Board in June 2000, Mike McTighe is currently Chairman of a small number of private equity backed technology start ups. He is also Chairman of Pace Micro Technology plc and a director of London Metal Exchange Holdings Ltd. Previously he was Chairman and CEO of Carrier1 International SA, and before that Executive Director and Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he was with Philips of the Netherlands, Motorola, and GE.



Malcolm Aish (Aged 61)
Non-Executive Director
Appointed to the Board in May 2005, Malcolm Aish's career has been with N M Rothschild & Sons Limited. He is a non-executive director and member of the Audit Committee of Mitsubishi UFJ Securities International plc. Malcolm was a LIBA representative to the FSA Advisory Group on the Basel Accord.



Richard Banks (Aged 55)
Managing Director, Commercial Banking
Appointed to the Board in 1998, Richard Banks has responsibility for the Group's Commercial Banking operations and Treasury. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester Commercial Bank plc (formerly Girobank plc) since he joined the Company in 1987.



Jane Barker (Aged 57)
Non-Executive Director
Appointed to the Board in January 2004, Jane Barker is a Chartered Accountant and was until recently the Finance Director of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She remains on the Board of Equitas and will become Chief Executive Officer following the proposed transaction with Berkshire Hathaway group. She was previously a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.



Chris Rhodes (Aged 43)
Managing Director, Retail Banking
Appointed to the Board in 2002, Chris Rhodes became Managing Director, Retail Banking in October 2003. He was previously the Group's Operations Director, and has held a number of senior positions with the Group since he joined in 1988, including Deputy Managing Director and Finance Director of Alliance & Leicester Commercial Bank plc (formerly Girobank plc).



Margaret Salmon (Aged 59)
Non-Executive Director
Appointed to the Board in 2004 Margaret Salmon is Chair of the Sector Skills Development Agency and has held non-executive directorships at Kingfisher plc, Manchester Airport Group plc and the University for Industry. Her previous executive roles have included being Chief Executive, BBC Resources Ltd, and HR Director at the BBC and The Burton Group plc.



Jonathan Watts (Aged 52)
Non-Executive Director
Appointed to the Board in May 2000, Jonathan Watts is President of Geo (Hutchison Network Services, part of the Hutchison Whampoa Group of companies). Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including National Band Three Ltd, Aircall Holdings, Sintrom Plc, Datapoint Corp and Control Data Corp.

Directors' Report

The Directors have pleasure in presenting their report and the consolidated financial statements of Alliance & Leicester plc for the year ended 31 December 2006.

Business Review and Principal Activities

The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of personal financial services. In addition, the Company's subsidiary, Alliance & Leicester Commercial Bank plc, provides a wide range of banking and financial services to business and public sector customers.

The directors are not aware, at the date of this report, of any likely major changes in the Group's activities in the next year. The Group's business during the year and future plans are reviewed in detail on pages 4 to 24.

This report together with the sections which are incorporated by reference, fulfils the requirements of section 234ZZB of the Companies Act 1985.

Results and Dividends

The profit before tax for the year ended 31 December 2006 was £568.9m (2005: £547.1m). Basic earnings per share were 96.4p (2005: 86.9p).

An interim dividend of 17.6 pence per share (2005: 16.8 pence per share) was paid on 9 October 2006.

The directors propose a final net dividend for the year of 36.5 pence per share (2005: 34.7 pence per share) to be paid on 8 May 2007.

Alliance & Leicester plc manages its operations via two main business units – Retail Banking and Commercial Banking. Both financial and non-financial performance indicators for each of these divisions are discussed in the business and financial review sections set out on pages 10 to 24 and are summarised on page 2 and in the Group overview on page 8.

Directors

The following persons were directors of the Company during the year:

Sir Derek Higgs *Chairman*
Mr M P S Barton *Deputy Chairman*
Mr R A Pym *Group Chief Executive*
Mr M R Aish
Mr M J Allen (to 31.12.2006)
Mr R L Banks
Mrs J V Barker
Mr D J Bennett
Mr R J Duke
Mr R M McTighe
Mr C S Rhodes
Mrs M Salmon
Mr E J Watts

The names and brief biographies of the current directors are shown on pages 30 and 31. Mrs J V Barker and Messrs R L Banks and E J Watts will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming Annual General Meeting.

Directors' Interests in Contracts

No director had a material interest at any time during the year in any contract (see Directors' Report on Remuneration from page 39) with the Company or any of its subsidiary undertakings.

Directors' Interests in Shares

Directors' interests in the shares in the Company and options to acquire shares are set out in the Directors' Remuneration Report on pages 43 to 45.

Substantial Shareholders

Shareholders with an interest in the issued ordinary share capital of the Company, disclosed in accordance with Sections 198-208 of the Companies Act 1985, are shown in Note 38 on page 86.

Corporate Governance

The Group's Statement of Corporate Governance is set out on pages 34 to 37.

Social Responsibilities

A summary of the Group's Corporate Responsibility Report is set out on pages 25 to 28.

Charitable and Political Donations

No donations were made to political parties. Charitable donations are disclosed in the summary of the Corporate Responsibility Report on pages 25 to 28.

Staff

Alliance & Leicester values its employees as the key to delivering our business strategy and we recognise our responsibilities to provide a positive working environment.

Details on the number of employees and related costs can be found in Notes 9 and 10 on page 68.

We are committed to equality of opportunity for all our employees. We will not permit discrimination on the grounds of sex, race or national origin, colour, religious belief, disability (mental or physical), marital status, age or sexual orientation.

We operate a joint diversity forum with our trade unions, that provides support and guidance on diversity issues, along with an opportunity for all employees to express their views on our diversity agenda.

We have a national 'Inform and Consult' forum, chaired by our Chief Executive, which operates alongside our existing trade union structures. The forum provides an opportunity for employees to develop a greater understanding of, and to input into, the development of business initiatives. Feedback from the forum is published to all Group employees.

We provide appropriate levels of reward and recognition for our employees. In addition to basic remuneration, we also provide bonus schemes and a number of schemes aimed at recognising and rewarding excellent customer service. All of our employees have the ability to share in the success of the Group through a range of share plans.

More details on the Group's employee policies and activities can be found in the Group's Corporate Responsibility Report, a summary of which is set out on pages 25 to 28.

Creditor Payment Policy

The Group continues to be a signatory of the DTI's Better Payment Practice Code; more details can be found at www.payontime.co.uk. It is Group policy to:

- agree the terms of payment at the start of business with suppliers;
- ensure suppliers are aware of the payment terms;
- pay in accordance with any contractual and other legal obligations.

Trade creditors of the Company for the year ended 31 December 2006 were equivalent to 20 days' purchases (2005: 23 days), based on the ratio of Company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

Principal Risks and Uncertainties

As a result of its normal business activities, the Group is exposed to a variety of risks, the most significant of which are operational risk, credit risk and liquidity risk.

The Group has established a number of committees and policies to manage these risks. These are set out in the Statement of Corporate Governance on pages 34 to 37 and Note 2 to the financial statements on page 58 to 59.

Environment

Alliance & Leicester plc recognises that it has a responsibility to act in a way that respects the environment. The Group aims to reduce the environmental impact of all our business activities to a practicable minimum, in accordance with robust environmental practices. We aim to comply with regulatory and legislative requirements as necessary and avoid any unnecessary costs and penalties. We also recognise and report on the key direct impact areas of energy and water, as well as monitoring transport and waste impacts.

More details on the Group's environment policies and actions can be found in the Group's Corporate Responsibility Report, a summary of which is set out on pages 25 to 28.

Authority to Purchase Shares

During the year, 13,790,794 shares of 50 pence each, representing a nominal value of £6,895,397, were repurchased and cancelled, representing 3.15% of the Company's issued capital as at 31 December 2006. The aggregate consideration (including stamp duty) paid for the shares was £151m. The purpose of the share buyback programme was to help manage the Group's capital base.

Capital efficiency remains a key financial objective and shareholder authority will again be sought, at the Annual General Meeting, for the Company to purchase in the market up to 65.6 million of its shares, representing some 15% of the issued share capital, in order to retain flexibility in managing the Company's capital requirements.

Special Business

The Annual General Meeting will be held on 1 May 2007. Special business to be transacted at the Meeting is set out in full in the Notice of the Annual General Meeting.

Auditors

In the case of each of the persons who are directors of the Company at the date when this report was approved:

- so far as each of the directors is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- each of the directors has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

A resolution re-appointing Deloitte & Touche LLP as the Company's auditors and authorising the Group Audit Committee to determine their remuneration will be proposed at the Annual General Meeting.

On behalf of the Board

S Lloyd
Group Secretary
20 February 2007

Statement of Corporate Governance

Dear Shareholder,

In this section of our Annual Report & Accounts, we explain the key elements of the Group's corporate governance structure and how we comply with the principles of the Combined Code.

The directors of Alliance & Leicester plc are committed to high standards of corporate governance practices, and both personal and corporate integrity. We believe that an effective Board is fundamental to the prosperity of the Group and continue to strive for excellence in the way we operate and in our leadership of the Group.

In our continuing drive towards transparency and maintaining an effective dialogue with our shareholders, I would welcome any comments that you may have about Alliance & Leicester and our corporate governance.

Sir Derek Higgs
Chairman

Compliance Statement

For the year ended 31 December 2006, Alliance & Leicester has applied the principles and complied with the provisions of Section 1 of the Combined Code on Corporate Governance. Details of how Alliance & Leicester complied with the Code are summarised in this statement.

Board Structure

At the date of this report, the Group Board comprises the Chairman, Sir Derek Higgs, the Group Chief Executive, Richard Pym, three executive directors and seven non-executive directors. All of the non-executive directors are considered to be independent by the Board. Peter Barton is non-executive Deputy Chairman and Senior Independent Director. As a matter of policy, the roles of the Chairman and Group Chief Executive are distinct and complementary.

The directors come from diverse business backgrounds and have the appropriate mix of experience and expertise. Each actively and effectively contributes to the work of the Board and its Committees. The directors are required to report any material change in their circumstances to the Board. During 2006, the Chairman reported that he had resigned as Deputy Chairman of The British Land Company PLC and the Group Chief Executive reported that he had become Chairman of Halfords plc. The significant other commitments of the directors are monitored and are set out in their biographical details on pages 30 and 31.

The Group Secretary is an employee of the Company.

Role of the Group Board

The Group Board determines the strategic direction of the Group and reviews operating, financial and risk performance. It is the decision-making body for all other matters deemed material to the Group in strategic, financial and reputational terms. The non-executive directors constructively challenge the management team and supplement the executive directors' management expertise with a diversity of business skills and experience.

The Group Board and its Committees meet regularly. The table on page 37 summarises the number of Board and Committee meetings and the level of attendance. Formal minutes or reports of each of these meetings are circulated to all Directors.

There is a formal schedule of matters reserved to the Group Board, which includes:

- formulation of corporate strategies and objectives;
- approval of interim and final financial results and payment of dividends;
- the appointment of directors;
- approval of major capital expenditure;
- approval of annual budgets and medium term plans;
- approval of significant changes in the Group structure and product range.

The Board has delegated the day-to-day management of the Group to the Group Chief Executive, who is supported by the executive directors and senior executives. The Group Chief Executive and executive directors of the Group are responsible to the Board for developing strategy and the profitability and overall performance of the Group.

Appointment, Induction and Training of Directors

The composition of the Board is kept under review, with the aim of ensuring that the directors collectively possess the necessary skills and experience to direct the Group's business activities.

The process for appointing new directors is determined by the Nomination Committee. The balance and mix of appropriate skills and experience of the non-executive directors is taken into account when considering a new appointment. Clear selection criteria are agreed by the Committee and an external search consultancy is appointed to identify prospective candidates. The short-listed candidates are interviewed by the Chairman, other members of the Nomination Committee and the Group Chief Executive.

Newly appointed directors submit themselves for election by shareholders at the first Annual General Meeting after their appointment and at least every three years thereafter. An induction programme provides an understanding of the Group and its strategy, products, markets and financial position, and includes guidance on directors' legal responsibilities. New non-executive directors also have a series of introductory meetings with senior management of the Group and all non-executive directors make regular visits to the Group's operational locations.

All directors have access to the services of the Group Secretary and his colleagues. Independent professional advice on issues affecting the Group is also available to all directors, on request via the Group Secretary, at the Group's expense. All members of the Board are also encouraged to attend external training and development events to ensure that they maintain the necessary skills and knowledge to fulfil their roles.

The appointment of all non-executive directors is documented in a letter of appointment, the standard terms of which are available on the Group website at www.alliance-leicester-csr.co.uk.

Board Committees

The Group Board has delegated specific responsibilities to Board Committees. The terms of reference for the principal Group Board Committees are available on the Group website at www.alliance-leicester-csr.co.uk. The Board reviews the terms of reference of each Committee annually. Membership of each Committee is designed to ensure that the best use of the non-executive directors' skills and experience is made to fulfil the Committees' roles effectively. The current Board Committee structure and the work of the principal Committees is set out below.


Group Board
Nomination Committee
Remuneration Committee
Group Audit Committee
Group Risk Committee

Nomination Committee

The Nomination Committee comprises the Group Chairman and up to four non-executive directors and is responsible for:

- evaluating the balance of skills, knowledge, experience and time required of directors and the structure, size and composition of the Group Board and its Committees;
- recommending new appointments to the Group Board and reviewing re-appointments as they become due;
- succession and contingency planning for all Board, Committee and senior management positions; and
- the annual review of performance of non-executive directors and Board Committees.

As at 20 February 2007, the Committee members are:

Sir Derek Higgs *Chairman*
Mr M P S Barton
Mrs M Salmon
Mr E J Watts

Mr S Lloyd, Group Secretary, is the secretary of the Nomination Committee.

During 2006, the Committee's activities included reviewing the Group Board's succession plan and considering the selection criteria for new non-executive directors.

Remuneration Committee

The composition and work of the Remuneration Committee and the Group's remuneration policy is described in detail in the Directors' Remuneration Report on pages 39 to 45.

Group Audit Committee

The Group Audit Committee comprises five non-executive directors and is responsible for the following areas:

- Internal Controls:
  - reviewing the effectiveness of the Group's system of internal control;
  - considering the annual Internal Audit and Compliance plans and those departments' activities, resources and organisational structures;
  - approving the annual internal audit and compliance plans and monitoring their progress;
- Financial Reporting:
  - reviewing the Annual Report & Accounts and Interim Results on behalf of the Group Board;
  - reviewing management representations;
  - reviewing the changes to accounting policy and compliance with best principles and regulatory requirements;
  - reviewing the control of the financial and business risks; and
  - reviewing the appointment and re-appointment of external auditors and the nature and scope of work to be performed by the external auditors.

The Committee meets at least four times a year.

During the year the Committee reviewed the level of fees in respect of audit services and oversaw the policy for engaging the Group's External Auditors for audit and non-audit services. This policy sets out clearly the types of services the External Auditors are, and are not, allowed to provide, and the criteria that must be met before the agreed services are provided. Full details of this policy can be found at www.alliance-leicester-csr.co.uk.

In addition the Committee reviews the 'whistle blowing' arrangements, ensuring that employees may raise concerns about possible improprieties in relation to the Group's business or financial reporting.

As at 20 February 2007, the Committee members are:

Mrs J V Barker *Chairman*
Mr M R Aish
Mr M P S Barton
Mr R J Duke
Mr R M McTighe

The Board considers that the members of the Committee have relevant skills and experience from a range of financial services and technology backgrounds enabling them to apply meaningful independent judgement as part of their role. In particular, Mrs J V Barker has the requisite 'recent and relevant financial experience', as recommended by the Combined Code, to ensure that the Committee can fulfil its role effectively.

Miss A Ward, Head of Group Internal Audit, is the secretary of the Group Audit Committee and in 2006 the meetings were attended by the Chairman, the Group Chief Executive, the executive directors, the Director of Group Financial Control and Reporting, the Director of Group Risk, the Group Secretary, the Head of Group Compliance and representatives from Deloitte & Touche LLP, and the External Auditors.

Group Risk Committee

The Group Risk Committee approves the Group's overall risk appetite, reviews and approves the policy statements relating to credit, market, liquidity and funding and operational risks. The Committee also monitors the risks associated with the Group's pension scheme.

The Committee also approves the use of the Group's economic capital models in relation to credit, market, operational, pension fund and other risks, for the purposes of assessing capital adequacy and measuring the risk adjusted performance of business units and activities.

It receives and considers reports on the status of key current and emerging risks and internal controls relating to those risks. The Committee also receives the report from the Group Money Laundering Reporting Officer.

An overview of the Group's risk management and control framework can be found on pages 58 and 59.

The Committee comprises four independent non-executive directors, the Group Chief Executive and Mr M Thomas, the Director of Group Risk. In 2006 meetings were also attended by the Chairman, the executive directors, the Directors of Credit & Risk for the Commercial and Retail Banks, the Director of Lending, the Group Secretary, the Head of Group Compliance, the Head of Group Internal Audit and the Money Laundering Reporting Officer.

The Committee members as at 20 February 2007 are:

Mr M R Aish *Chairman*
Mrs J V Barker
Mr M P S Barton
Mr R J Duke
Mr R A Pym
Mr M Thomas

Mr D Austen, Head of Credit – Group Risk and Mr R Davies, Head of Operational Risk, act as secretaries to the Group Risk Committee.

Chairman's Committee

The Chairman's Committee is empowered to take decisions on matters that require Board approval between Board meetings and comprises the Chairman or a non-executive director, the Deputy Chairman or another non-executive director and the Group Chief Executive or one other executive director.

Evaluation of the Group Board and Committees

During 2006, Dr. Tracy Long of Boardroom Review, an independent consultancy, carried out an evaluation of the effectiveness of the Board and its Committees, individual directors and the Chairman. The process included a written questionnaire, an interview with each director, except Mr M J Allen, due to his ill-health, and the Group Secretary. Boardroom Review also attended the November Board meeting and reviewed Board papers for the October and November 2006 Board meetings.

The review found that the Group Board and its Committees operate as a strong and effective team which has guided the Company through periods of significant cultural and organisational change in a volatile and competitive external environment. The review made suggestions for enhanced effectiveness in the areas of Board process (papers, agendas and presentations), succession planning and consideration of risk appetite. The Board has accepted the comments made and will make changes during this year to reflect them.

Accountability and Audit

The Board is responsible for the Group's system of internal controls and for monitoring its effectiveness. The directors are required by law to establish systems for the control of the conduct of the business under the Financial Services and Markets Act 2000 and to conduct the business with prudence and integrity, ensuring that there are adequate reserves and other capital resources and assets in liquid form for the protection of depositors.

The Board has delegated oversight of the Group's Internal Control Policy to the Group Audit and Group Risk Committees.

The Group's system of internal controls is designed to manage rather than eliminate the risk of failure to achieve business objectives, and provide reasonable assurance as to the effectiveness of the safeguards protecting the business against the risk of material error, loss or fraud. The Group Risk Committee received reports on the current operation of internal controls in relation to key and emerging risks, and the Group Audit Committee carried out an overall review of the effectiveness of the Group's system of internal control for the year to 31 December 2006 and the period to the date of this report, on behalf of the Board.

There has been in place for the year under review and up to the date of this report a process of identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board and accords with the Turnbull Guidance for Directors on the Combined Code.

The Board receives monthly reports from the key executives identifying performance against budget, major business issues, the impact of the external business and economic environment on their areas of responsibility and significant risks facing the businesses and how they are being controlled. The Board also receives minutes and reports from the Chairmen of the Group Audit Committee and the Group Risk Committee. These identify any significant issues relating to the adequacy of the Group's risk management policies and procedures across the full range of risks to which the Group is exposed, and how they are being controlled.

Each meeting of the Group Risk Committee and the Group Audit Committee receives a report identifying the effectiveness of internal controls together with specific reports on any major issues. The Board keeps itself informed in relation to this issue through the presentation of regular Group Audit Committee and Group Risk Committee "activity" reports to the Group Board, together with the minutes of the Committees' meetings.

The key features of the system of business control and risk assessment established by the Board are:

- a Group Internal Control Policy requiring all senior managers to identify major risks and monitor the effectiveness of internal controls against key performance indicators applied throughout the business. The effectiveness of these controls is confirmed and certified to the Board in February and July each year via the Group Risk Committee and the Group Audit Committee. The Group's Internal Audit Department carries out reviews of the self certification process operated by each department or business unit as part of the audit of that department or unit;
- a well defined management structure with clear accountabilities and delegations;
- the Group Audit Committee, the Group Risk Committee and a system of executive management committees, including the Executive Directors' Meeting and the Group Executive Management Committee, enhance and support the oversight role of the Board;
- a comprehensive planning and budgeting process that delivers detailed annual financial forecasts and targets for Board approval;
- management information systems which enable the Board to receive comprehensive monthly analysis of financial and business performance including variance against budget;
- a Group Risk Management function and Group Operational Risk Committee with overarching responsibility for the monitoring and reporting of all major risks to which the Group is exposed, supported by specialist risk functions;
- an Internal Audit function which reports to the Group Audit Committee on the effectiveness of key internal controls in relation to these major risks;
- a Compliance function to manage relationships with the Group's key regulators and to identify major compliance and regulatory risks;
- a Financial Crime Steering Group, chaired by the Group Chief Executive, which considers the potential exposure of the Group to loss through financial crime and the controls in place to mitigate the risk of such loss;
- a Money Laundering Reporting Officer and anti-money laundering procedures, and controls including training programmes for all staff;
- documented procedures and authority levels to ensure that risks involved in major projects are properly assessed and controlled; and
- internal assurances given by senior managers to the Board that all risks affecting the business have been reviewed and identify any risks that need to be reported to the auditors for the purposes of S234ZA of the Companies Act.

The activities of the Group, including the systems of business control, are subject to supervision by the Financial Services Authority. The Group is required on a regular basis to submit detailed prudential and statistical returns covering all areas of its business and meets regularly with its supervisors, conducting the relationship in an open and constructive manner.

Going Concern

The directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Relations with Shareholders

The Company's investor relations programme is tailored to meet different shareholder requirements.

Institutional shareholders may attend meetings, conference calls, presentations and results briefings. The Company's major institutional shareholders have the opportunity to meet regularly with the Company's management and have the opportunity to request a meeting with the Chairman or non-executive directors via the Company's website. A representative from an institutional shareholder was invited to, and attended, a meeting of the Group Board in 2006 as part of the Group's communication programme with institutional investors. The Chairman and non-executive directors attend results presentations and the Senior Independent Director is available to deal with any concerns raised by institutional shareholders which cannot be resolved in the first instance by contacting the Chairman or Group Chief Executive.

Communication with private shareholders is primarily managed by the Group Secretary. All shareholders have the opportunity to meet the directors at the Annual General Meeting, which is held in the evening at the Company's Leicestershire head office. Shareholders who are unable to attend are encouraged to vote by proxy and may appoint their proxy by post, on the internet or via CREST. There is also a website, www.alliance-leicester-shareregistrars.co.uk, offering a variety of services for shareholders such as amending a mandate instruction, changing address details, registering to receive communications electronically and downloading stock transfer forms.

The Company website provides investors and potential investors with information about the Company's financial performance and results, share price, announcements to the market, group policies, terms of reference for Board Committees and a number of frequently asked questions and answers. Shareholders may also contact the investor relations or shareholder services managers via the website.

Attendance at Board and Committee Meetings during 2006

	Group Board	Remuneration	Nomination	Audit	Risk
Total number of meetings held in 2006	9	5	5	5	5
Sir Derek Higgs, Chairman	9		5		
Mr R A Pym	9				5
Mr M P S Barton	9	5	5	5	4
Mr M R Aish	9			5	5
Mr M J Allen	6	4	5		
Mr R L Banks	9				
Mrs J V Barker	9			5	5
Mr D J Bennett	9				
Mr R J Duke	8			4	5
Mr R M McTighe	9	5		4	
Mr C S Rhodes	9				
Mrs M Salmon	9	5	5		
Mr E J Watts	8		5		

During the year apologies were received from Mr Duke and Mr Watts for one Group Board meeting and from Mr M P S Barton and Mr R M McTighe for one Committee meeting owing to commitments outside Alliance & Leicester. All directors receive the Board papers and have the opportunity to raise questions via the Chairman or Group Secretary if they are unable to attend.

Prior to his retirement, Mr Allen was prevented by illness from attending a number of Group Board and Committee meetings.

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS), and have also elected to prepare financial statements for the Company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

This report explains how the Company has applied the principles of good governance set out in the Combined Code and the disclosures required by Schedule 7A to the Companies Act 1985. The report of the auditors on the financial statements set out on page 46 confirms that the scope of their report covers, where required, the disclosures contained in or referred to in this report that are specified for their audit by the UK Listing Authority and under the Companies Act.

The report has been approved by the Board and shareholders will be invited to approve it at the Annual General Meeting on 1 May 2007.

Unaudited Information

Remuneration Committee

Role

The Remuneration Committee ('the Committee') is responsible for determining the pay and benefits (including pension arrangements) and contractual arrangements for the Chairman, executive directors and the Group Secretary, and for overseeing the Group's share plans. The Committee also recommends and monitors the structure and levels of remuneration for senior managers throughout the Group. In fulfilling its role, the Committee develops and recommends to the Board remuneration strategies that drive and reward performance. It operates under the delegated authority of the Board and its terms of reference are available to view on the Group's website at www.alliance-leicester-csr.co.uk.

During the year, the Committee, inter alia, (a) reviewed the remuneration of the executive directors, Group Secretary and senior managers of the Group, particularly in light of new age discrimination legislation, (b) adopted changes to the Group's share plans on receipt of shareholder approval, (c) implemented the Restricted Share Plan approved at the 2006 Annual General Meeting, (d) monitored the vesting of awards under the Executive Share Option and the Deferred Bonus plans, (e) reviewed the performance of external advisers to the Committee in relation to executive remuneration and share plans, and (f) reviewed the Committee's terms of reference in the light of amendments to the Combined Code.

Membership and Meetings

The Committee comprises the following non-executive directors:

Mr M P S Barton *Committee Chairman*
Mr M J Allen (until 31 December 2006)
Sir Derek Higgs (from 1 January 2007)
Mr R M McTighe
Mrs M Salmon

The Group Secretary, Mr S Lloyd, acted as secretary to the Committee throughout 2006 and provided professional advice to the Committee on governance issues.

The number of Committee meetings held during 2006 and directors' attendance is set out on page 37. At the invitation of the Chairman of the Committee, the Group Chief Executive and the Director of Human Resources, Ms F Rodford, attend, and prior to his appointment to the Committee the Chairman attended, Committee meetings to provide background and context on matters relating to the remuneration of the executive directors and senior managers.

These individuals are not present when the Committee discusses matters directly relating to their personal remuneration.

The Committee's performance is evaluated on an annual basis and the results are reported to the Board. The evaluation process is set out in the Statement of Corporate Governance on pages 34 to 37.

Advisers

The Committee and the Group used the services of Towers Perrin during the year to provide general remuneration advice and comparator information, and Mercer Human Resource Consulting ('Mercer') to advise specifically on pension related issues. Mercer also acts as actuary and adviser to the Group's pension scheme and advises the Company on matters relating to the operation of the pension scheme. With the agreement of the Group Audit Committee, the Group's external auditor, Deloitte & Touche LLP, continued to provide specialist advice on technical aspects of the Group's share plans. New Bridge Street Consultants were appointed by the Committee to replace Deloitte & Touche LLP with effect from 1 February 2007.

During the year the Committee appointed New Bridge Street Consultants to act as independent advisers to the Committee on remuneration issues for the executive directors and senior management.

Remuneration Policy

To deliver the strategic objective of increasing shareholder value, the Group needs to attract and retain high calibre people and create appropriate reward opportunities for them. The Board's remuneration policy for executive directors and senior managers is aligned with this objective and rewards both individual and company performance, measured against performance criteria that are relevant and realistic but also challenging, to encourage good performance. Remuneration arrangements will continue to focus on incentive plans that encourage delivery of strategic and operating plans and shareholder value.

Under Committee guidelines, each executive director is required to build up over a period of five years and retain whilst a director, a minimum holding of shares in the Company with a value equivalent to his annual basic salary.

The Committee monitors the bonus scheme and share awards for all senior managers in the Group.

In 2007, annual salary will continue to be set at levels not normally exceeding market median, whilst bonuses and long term incentive plans will enable executives to receive up to upper quartile competitive levels, but only for the delivery of upper quartile levels of performance. The Committee reviews all elements of these reward packages by benchmarking against other banks and financial services organisations.

Performance Graph

The performance graph below shows the Company's performance, measured by Total Shareholder Return ('TSR'), in comparison with the FTSE 100 Index over the five years ended 31 December 2006. The FTSE Index was chosen as it is a broad equity market index of which the Company forms a constituent.


200
175
150
125
100
75
50
Dec '01
Dec '02
Dec '03
Dec '04
Dec '05
Dec '06
TSR = Total Shareholder Return, i.e. movement in share price plus reinvested dividends
Alliance & Leicester plc
FTSE 100

Components of the Remuneration Package

Basic Salary

Basic salaries of executive directors are set by reference to information from independent advisers on a specific financial services comparator group and general market trends within companies in the FTSE 100 Index. The Committee reviews such information in light of the performance of both the Company and the relevant individual, and has proper regard to pay levels throughout the Company. Salary levels are reviewed annually in July (unless an individual's responsibilities change) and may vary depending on each executive director's experience, responsibilities and personal contribution. Current basic annual salaries are as follows:

Name	R A Pym	D J Bennett	C S Rhodes	R L Banks
Amount	£645,100	£378,900	£348,200	£322,600

Details of executive directors' salaries paid in 2006 are set out on page 42.

Senior managers' salary levels are also assessed annually against those of other major UK based financial institutions and FTSE 100 companies and the Company seeks to set pay levels around market median.

At 31 December 2006, the average basic salary for the most senior Group managers was £177,125. The salary banding for this group is as follows:

Salary Band (£)	Number of Managers
125,000-150,000	4
150,000-175,000	9
175,000-200,000	1
200,000-225,000	1
225,000-250,000	1
250,000-275,000	2
Grand Total	18

Annual Bonus

For 2006, bonuses were contingent on achievement of performance targets set by the Committee. These combined Group targets for pre-tax profit and return on equity with individual performance targets. Both the return on equity (RoE) target, of between 17% and 23%, and the pre-tax profit (PBT) target were calculated on a sliding scale. A multiplier of 0.5 would be applied for meeting the PBT target and a further multiplier of 0.5 for achieving 20% RoE, rising to a maximum combined multiplier of 1.6 for achieving a defined level of PBT and an RoE of 23%. Group targets were consistent for all senior managers and directors eligible to participate in the bonus scheme. For individual performance targets a multiplier of up to 1.25 is applied. Assessment of executive directors' performance against their individual objectives was carried out by the Committee. Individual performance objectives were directly linked to achievement of the Group's strategic targets.

An executive director's bonus for on-target performance was 75% of salary with a maximum of 150% of salary for exceptional performance. The actual bonus was arrived at by calculating the combined multiplier for achieved group targets, multiplied by the relevant individual performance multiplier and applying the resulting multiple to 75% of the relevant executive director's salary. It is intended that the same bonus scheme will operate in 2007.

It is not the Committee's policy to award transaction related bonuses to executive directors. Bonuses are discretionary and non-pensionable.

Share Options

All executive, associate and divisional directors were eligible in 2006 for the grant of executive options under the Alliance & Leicester Company Share Option Plans.

Grants are made in two tranches following the final and interim results.

Executive Options granted prior to 2006 were linked to the achievement of compound earnings per share ('EPS') growth over a three year performance period of RPI+9%. The achievement of this target results in full vesting. However, options granted from 2006 will vest on a sliding scale: 50% of options awarded will become exercisable at EPS growth of RPI+3% per annum and 100% of awards will become exercisable if EPS growth equals or exceeds RPI+5% per annum over the three year performance period. Straight-line interpolation will be used for achievement between those points. The Committee considers this performance condition to be appropriate as a means of focusing directors on generating earnings growth, and accords with best practice.

The aggregate value of new shares, for which options to subscribe may be granted to each director in any year, cannot exceed a maximum total annual amount of two times basic salary. Typical grants have been 150% of basic salary for executive directors and 100% for associate and divisional directors. For 2007 it is intended to reduce the grant level for executive directors to 100% of basic salary but to increase the grant level under the Performance Share Plan to 150% of annual basic salary (see page 41 for details). The intended grant levels for associate and divisional directors for 2007 will be in the range of 100% to 150% of annual basic salary.

Options normally vest after three years subject to attainment of the relevant performance conditions. Provisions previously existed for the re-testing of performance after year 4 and year 5, calculated from the base grant year and based on percentage growth in EPS exceeding the increase in RPI by at least 12% (year 4) or 15% (year 5). No re-testing of performance will take place for grants made in 2005 and thereafter. Options granted prior to 2002 are subject to performance conditions that may be measured over any three-year period, within the term of the option.

The Company Share Option Plan rules state that options are exercisable prior to the third anniversary of the date of grant where an option holder ceases to be employed by the Company by reason of death, injury, ill-health, disability, redundancy, retirement or transfer of the employing company outside the Group. Also, in these circumstances, any performance conditions attaching to the exercise of the options awarded prior to 2006 cease to apply. The Committee may exercise discretion over the vesting of awards in any other circumstances.

For awards made from 2006, if any of these events should take place, the number of shares over which the option can be exercised will be determined by the Committee, having regard to the amount of time elapsed since the grant of the option, and the extent to which performance conditions have been met.

Senior managers (excluding executive, associate and divisional directors) participate in a Restricted Share Plan under which awards usually ranging up to 15% of basic salary (depending on individual performance ratings) are made. However, under the plan awards up to 150% of basic salary are permitted and it is intended, exceptionally, to make awards of up to 135% to a small number of Senior Managers (excluding executive, associate and divisional directors) in connection with delivery of the Group's transformation programmes relating to its new core banking and telephony systems. These awards will be subject to performance targets.

Fair Value Volatility

The Committee recognises that fair value accounting volatility arises from the requirement in IAS 39 to measure all derivatives at fair value, with changes in fair value recorded in the income statement unless designated as part of a hedging relationship. The volatility from derivative fair value movements can be mitigated by hedging, but in practice some accounting volatility will remain, even where hedges are used to match the risk exposure on an economic basis. Therefore, for grants made from 2005, the Committee has agreed that calculation of the underlying EPS should exclude fair value accounting volatility, which is consistent with the calculation of one of the Group's other primary strategic targets, return on equity, which also excludes this.

Long Term Incentive Plans

Deferred Bonus Plan

The last grant of deferred and matching options to executive directors was made in 2005, relating to annual bonuses awarded for 2004. Existing awards of matched shares under the plan only begin to vest when median TSR performance relative to the peer group is achieved, with linear progression from one matching share at median performance up to three matching shares for upper quartile performance. The constituents of the peer group, excluding the Company are:

Barclays Bank plc	Northern Rock plc
Bradford & Bingley plc	HBOS plc
The Royal Bank of Scotland Group plc	Lloyds TSB Group plc

The rights to matching shares cannot normally be exercised for three years, except in the circumstances set out below, and lapse if not exercised within seven years. TSR was considered by the Committee to be a suitable measure for this type of plan as it provided clear links with the creation of shareholder value. Further details are set out on page 45.

Under the Deferred Bonus Plan, options may be exercised prior to the third anniversary of the date of grant where the executive director ceases to be employed by reason of death, injury, ill-health, disability or at the discretion of the Plan Trustees, based on the recommendations by the Committee, in any other circumstances. Performance conditions apply unless waived by the

Committee and are normally subject to a three-year performance period, without re-resting.

Senior managers (excluding executive, associate and divisional directors) participate in the new deferred bonus plan introduced in 2006. No performance conditions will apply to the exercise of options under this plan. If the Committee decided to allow directors to participate in the plan in future, a performance condition would be attached to the matching options.

Performance Share Plan

Executive directors and, since 2006, associate and divisional directors participate in the Alliance & Leicester Performance Share Plan. The annual award under the plan will normally be over shares and accrued dividends to the value of 100% to 150% of annual salary, having regard to the performance of the business and the individual. Awards of shares are reduced by the anticipated dividends accruing over the performance period to better align the awards with shareholder returns. Accrued dividends will be paid in cash in proportion to the number of shares vesting.

The maximum annual award under the Rules of the Plan is 200% of annual salary.

The performance period is three years, with no re-testing. For grants made in 2005 and 2006 the performance test is in two parts:

- 50% of the award vests in line with the Company's TSR performance relative to a peer group of banks which consists of the following:

Allied Irish Banks plc	Bank of Ireland plc
Barclays Bank plc	Bradford & Bingley plc
HBOS plc	HSBC plc
Lloyds TSB Group plc	Northern Rock plc
Standard Chartered plc	The Royal Bank of Scotland Group plc

  30% of this part of the award is payable at median performance and maximum vesting is for achieving upper quartile performance, with straight-line interpolation between these points.

- the other 50% of the award vests according to the Company's adjusted EPS growth relative to inflation over each performance period.

  30% of this part of the award will vest when the adjusted EPS growth equals RPI + 3% per annum over the performance period, with full vesting at a growth of RPI + 8% per annum, and straight-line interpolation applying between these points.

For awards made in 2007 the performance test will be in three parts:

- One third of the award will vest in line with the Company's relative TSR performance, with Friends Provident and Legal & General replacing HSBC and Standard Chartered in the peer group of banks.
- One third of the award will vest according to the Company's adjusted EPS growth, on the same basis as the current EPS target.
- One third of the award will vest according to the Company's performance against its RoE target. 30% of this award will vest when the Company achieves an RoE of 20%, with full vesting for achieving an RoE of 24% and straight-line interpolation applying between these points.

In the event of a change of control of the Group taking place, the Committee, in its absolute discretion, will determine the extent to which an award may vest, having regard to the length of time that it has been held and the extent to which the performance targets have been satisfied.

If an individual leaves the Group, an award that has not vested will normally lapse. However, in exceptional circumstances (for example, as a result of retirement) the rules of the plan allow awards to vest early at the discretion of the Committee.

Shares delivered in connection with the plan will be sourced from newly issued or treasury shares, subject to the usual dilution limits, or from market purchases.

None of these benefits is pensionable.

In March 2006, Performance Share Plan awards were made to directors with a maximum value including accrued dividends of:

- 125% of annual basic salary for executive directors, and
- 100% of annual basic salary for associate and divisional directors,

subject to the achievement of the performance conditions set out above. As indicated earlier in the section entitled "Share Options", for 2007 it is intended to increase the grant level for executive directors to 150% of annual basic salary, including anticipated dividends accruing over the performance period. It is intended that the grant levels for associate and divisional directors will be in the range of 100% to 150% of annual basic salary, including anticipated dividends accruing over the performance period.

Employee Share Plans

Executive directors also participate in the Company's existing Employee Share Plans, including the Savings Related Share Option Plan and the Company's Share Incentive Plan, on the same basis as all other employees. There are no performance conditions attached to these plans.

Service Contracts

Executive directors have service contracts that continue until terminated by twelve months' notice (but which in any event terminate on their 65th birthday).

The contractual provisions state that, if the employment of an executive director is terminated by the Company for any reason (other than due cause) without twelve months' notice being given, the director is entitled to receive payment of twelve months' basic salary and pension benefits. In addition, the Committee, having regard to the individual director's performance for the period worked, may in its absolute discretion award a cash bonus in respect of the period worked. Life insurance and medical insurance cover will be maintained for twelve months from the termination date. On termination by the Company no such payments of salary and pensions benefits will exceed a payment based on the number of months from the date of termination of employment to the executive director's normal retirement date. There is no provision for receipt of additional compensation in the event of a change of control.

The executive directors may terminate their contracts of employment at any time by giving six months' prior notice.

Pensions

The current executive directors are all members of the Defined Benefit Section of the Alliance & Leicester Pension Scheme, which has a normal retirement age of 65.

The main features of the pension promise for executive directors, based on the standard terms of the Scheme, are:

a) Pension from age 60 of 1/60th of pensionable salary averaged over the last twelve months prior to retirement for each year of pensionable service. Since July 2005 qualifying increases to pensionable salary have been limited to percentage increases in the Retail Prices Index, subject to the right of the executive to pay additional contributions to secure a higher pension up to the maximum based on his full basic salary.

b) A cash benefit on death in service of 4 x annual rate of basic salary at date of death.

c) Pension payable in the event of ill-health.

d) Pension for dependants on a member's death, generally equal to half the member's prospective retirement pension at 60 on death in service, or half the member's pension entitlement on death in retirement.

The following directors have special arrangements:

a) Mr Pym and Mr Bennett are entitled to a pension of 2/3rds of their final pensionable salary on retirement at age 60, inclusive of retirement benefits from service at other organisations.

b) Mr Pym is not required to contribute.

c) Mr Banks' pension entitlement is subject to a pension sharing order (which has no impact on the cost to the Company).

There are currently in place individual non-registered pension arrangements known as Employer Financed Retirement Benefit Schemes to increase the pension and lump sum life assurance benefit to the level promised, where, because of HM Revenue & Customs limitations, these cannot be paid in total from the registered Alliance & Leicester Pension Scheme. Such arrangements apply to Mr Pym and Mr Bennett. Following Pension Simplification which came into effect on 6 April 2006, the total commitment to the executive directors has been retained with no additional cost to the Company. The allocation between the registered Alliance & Leicester Pension Scheme and non-registered pensions arrangements changed during the year in order that pensions could be provided in the most tax efficient manner.

An executive director may, with the consent of the Company, draw an accrued pension from the Alliance & Leicester Pension Scheme at any time after his 50th birthday (55th birthday from April 2010). The pension will be reduced in accordance with the Rules of the Scheme to reflect payment before his 60th birthday.

Pensions in payment are subject to contractual increases each April in line with the annual percentage rise in the RPI over the previous calendar year, subject to a maximum rise of 5%.

There are no discretionary practices that are taken into account in calculating transfer values on leaving service.

Other Benefits

Executive directors are eligible for a range of benefits, which include the provision of a company car, payment of car operating expenses including fuel, life assurance and membership of a private medical insurance scheme.

Other Directorships

The Group supports executive directors who wish to take one non-executive directorship with a publicly quoted company in order to broaden their experience. Directors are entitled to retain any fees they may receive. Mr R A Pym became Chairman of Halfords plc on 1 April 2006. He received director's fees of £78,750 and voluntarily assigned £30,000 of his fees to Alliance & Leicester plc for the year ended 31 December 2006. Mr D J Bennett is a non-executive director of easyJet plc and his fees for the year ended 31 December 2006 were £50,000.

Remuneration for the Chairman and Non-Executive Directors

The fees of the non-executive directors are determined by the Board as a whole in the light of recommendations by the Group Chief Executive, based on comparator information and within the overall limit specified in the Articles of Association of the Company. These fees are reviewed annually.

No non-executive director has an employment contract with the Company. On joining the Board, non-executive directors are issued with an appointment letter. New non-executive directors are appointed for an initial period of two years, which may be renewed for one or more terms of two years. There are no provisions for compensation being payable upon early termination of an appointment. An example of a non-executive director's letter of appointment can be found on the Group's website www.alliance-leicester.csr.co.uk.

Non-executive directors are encouraged to build up their shareholding to 5,000 shares. No options have been, or will be, granted to non-executive directors in their capacity as directors of the Company.

Non-executive directors who are in full-time employment with a third party employer may elect to pay the whole or part of their fees to it. Mrs Barker's remuneration is paid to her employer.

Details of appointment periods appear below:

	Date of current appointment or reappointment*	Expiry Date	Notice Period
Sir Derek Higgs	28 October 2005	27 October 2007	None
M R Aish	20 May 2005	19 May 2007	None
M P S Barton	13 May 2005	12 May 2007	None
R J Duke	1 January 2006	31 December 2007	None
R M McTighe	1 June 2005	31 May 2007	None
E J Watts	8 May 2005	7 May 2007	None
Mrs J V Barker	1 January 2006	31 December 2007	None
Mrs M Salmon	1 July 2006	30 June 2008	None

* which may follow earlier renewals

Audited information

Directors' Remuneration
Year ended 31 December 2006

	Salaries / Fees £000	Bonus £000	Other Benefits £000	Total 2006[1] £000	Total 2005 £000
Executive Directors					
R A Pym	638	787	16	**1,441**	1,217
R L Banks	319	394	17	**730**	584
D J Bennett	374	424	1	**799**	684
C S Rhodes	344	390	1	**735**	637
Subtotal	1,675	1,995	35	**3,705**	3,122
Chairman					
Sir Derek Higgs	350	–	–	**350**	61
J R Windeler (to 27.10.05)	-	-	-	**-**	333
Non-Executive Directors					
M R Aish	65	–	–	**65**	33
M J Allen (to 31.12.06)	55	–	–	**55**	56
J V Barker	65	–	–	**65**	60
M P S Barton	135	-	-	**135**	136
The Hon D Brougham (to 7.5.05)	–	–	–	**-**	28
R Duke (from 01.01.06)	55	–	–	**55**	–
R M McTighe	55	-	-	**55**	56
M Salmon	65	–	–	**65**	57
E J Watts	55	-	-	**55**	55
Subtotal	900	–	–	**900**	875
Total	2,575	1,995	35	**4,605**	3,997

Note:

1 . Total remuneration does not include deductions made from basic salary for SMART pensions. In addition, the executive directors received aggregate gains before tax of £2.2m on the exercise of options awarded under the Company Share Option and Deferred Bonus plans.

Pension Entitlements

Executive Director	R L Banks	D J Bennett	R A Pym	C S Rhodes
Age attained at 31.12.06	55	44	57	43
Normal retirement age	65	65	65	65
	£	£	£	£
Amount of accrued pension £p.a. at 31.12.06	56,515	76,042	301,632	103,686
at 31.12.05	50,984	64,362	269,199	96,319
Change in amount of accrued pension £p.a. to 31.12.06	5,531	11,680	32,433	7,367
to 31.12.05	(33,209)	12,861	43,860	11,002
Change in amount of accrued pension £ p.a. net of revaluation during year to 31.12.06	4,155	9,942	25,165	4,766
to 31.12.05	(35,819)	11,264	36,874	8,357
Directors contributions payable during year to 31.12.06 (i) (C)	15,621	18,057	-	16,923
	£000's	£000's	£000's	£000's
Cash equivalent transfer value at 31.12.05 (A)	794	645	4,449	925
Cash equivalent transfer value at 31.12.06 (B)	976	823	5,538	1,073
Change in transfer value over year to 31.12.06 net of member contributions (B-A-C)	166	159	1,089	131

(i) The contributions shown for Mr Banks, Mr Bennett and Mr Rhodes are notional contributions as these three directors participate in the "SMART" arrangements, whereby Alliance & Leicester plc pays their contributions in return for an equal reduction in their salary.

Details of terms and conditions associated with these pensions are shown on pages 41 and 42.

Directors' Interests in Ordinary Shares

The beneficial interests of directors in ordinary shares in Alliance & Leicester plc at the year end were:

	Fully Paid Shares of 50p each ±	
Directors	As at 1.1.06 (or date of appointment if later)	As at 31.12.06
M R Aish	5,000	5,000
M J Allen (to 31.12.06)	5,000	5,000
R L Banks	52,781	52,822
J V Barker	5,000	5,000
M P S Barton	10,000	10,000
D J Bennett	20,918	39,776
R Duke (from 01.01.06)	250	5,250
Sir Derek Higgs	10,000	10,000
R M McTighe	5,500	5,500
R A Pym	59,148	144,589
C S Rhodes	25,162	30,567
M Salmon	1,000	5,000
E J Watts	5,000	5,000

± Directors' share interests include the interests of their spouses and infant children, as required by Section 328 of the Companies Act 1985. In addition to the beneficial interests in shares shown as at 31 December 2006, Mr R L Banks, Mr D J Bennett and Mr C S Rhodes were each allocated 10 ordinary shares in the capital of the Company on 5 January 2007 and 12 shares on 5 February 2007 by the trustee of the Share Incentive Plan. There were no other changes in the beneficial interests of the directors in Company shares between 31 December 2006 and 12 February 2007.

Rights to Acquire Shares

In addition, the following directors have options to subscribe for shares of 50p each granted under the terms of the Alliance & Leicester Share Plans:

	Number of Options							
		During the year						
Directors	As at 01.01.06 or at date of appointment if later	Granted	Exercised	Lapsed	As at 31.12.06	Exercise Price £	Market price on date of Exercise £	Exercise Period
R L Banks	14,587				14,587	8.055*		23/7/04-22/7/11
	2,094				2,094	6.32≠		1/11/07-1/5/08
	14,038				14,038	8.37*		12/3/05-11/3/12
	17,924				17,924	7.95*		6/8/05-5/8/12
	25,844				25,844	7.545*		26/2/06-25/2/13
	25,582				25,582	8.795*		1/9/06-31/8/13
	3,488				3,488	8.60#		3/3/07-2/3/14
	20,930				20,930	8.60*		3/3/07-2/3/14
	28,776				28,776	8.34*		29/7/07-28/7/14
	25,817				25,817	8.715*		7/4/08-6/4/15
	28,093				28,093	8.81*		8/8/08-7/8/15
		22,372			22,372	10.56*		9/3/09-8/3/16
		24,889			24,889	9.95*		4/8/09-3/8/16
D J Bennett	3,420				3,420	8.77#		17/6/02-16/6/09
	15,518				15,518	8.055*		23/7/04-22/7/11
	16,427		16,427		-	8.37*	10.426	
	20,441				20,441	7.95*		6/8/05-5/8/12
	29,821				29,821	7.545*		26/2/06-25/2/13
	29,846		29,846		-	8.795*	10.426	
	2,447				2,447	6.68≠		1/11/09-1/5/10
	28,343				28,343	8.60*		3/3/07-2/3/14
	34,622				34,622	8.34*		29/7/07-28/7/14
	30,550				30,550	8.715*		7/4/08-6/4/15
	32,776				32,776	8.81*		8/8/08-7/8/15
		26,278			26,278	10.56*		9/3/09-8/3/16
		29,231			29,231	9.95*		4/8/09-3/8/16

Directors	Number of Options					Exercise Price £	Market price on date of Exercise £	Exercise Period
		During the year						
	As at 01.01.06	Granted	Exercised	Lapsed	As at 31.12.06			
R A Pym	47,761				47,761	6.70*		23/2/04-22/2/08
	21,104				21,104	8.055*		23/7/04-22/7/11
	22,700				22,700	8.37*		12/3/05-11/3/12
	32,704				32,704	7.95*		6/8/05-5/8/12
	44,731				44,731	7.545*		26/2/06-25/2/13
	51,165				51,165	8.795*		1/9/06-31/8/13
	45,784				45,784	8.60*		3/3/07-2/3/14
	60,701				60,701	8.34*		29/7/07-28/7/14
	51,635				51,635	8.715*		7/4/08-6/4/15
	56,186				56,186	8.81*		8/8/08-7/8/15
		2,840			2,840	10.56#		9/3/09-8/3/16
		41,904			41,904	10.56*		9/3/09-8/3/16
		49,764			49,764	9.95*		4/8/09-3/8/16
C S Rhodes	28,544				28,544	6.70*		23/2/04-22/2/08
	22,243				22,243	8.055*		23/7/04-22/7/11
	2,618				2,618	6.32≠		1/11/07-1/5/08
	3,584				3,584	8.37#		12/3/05-11/3/12
	5,885				5,885	8.37*		12/3/05-11/3/12
	20,219				20,219	7.95*		6/8/05-5/8/12
	23,856				23,856	7.545*		26/2/06-25/2/13
	23,877				23,877	8.795*		1/9/06-31/8/13
	26,162				26,162	8.60*		3/3/07-2/3/14
	31,474				31,474	8.34*		29/7/07-28/7/14
	27,969				27,969	8.715*		7/4/08-6/4/15
	30,221				30,221	8.81*		8/8/08-7/8/15
		24,147			24,147	10.56*		9/3/09-8/3/16
		26,865			26,865	9.95*		4/8/09-3/8/16

≠ Options granted under the Alliance & Leicester ShareSave Plan

The following plans are subject to performance conditions:

Approved options granted under the Alliance & Leicester Company Share Option Plans

* Unapproved options granted under the Alliance & Leicester Company Share Option Plans

Gains on exercised options are disclosed in Note 43 to the accounts.

On 31 December 2006 the closing middle market value of ordinary shares in Alliance & Leicester plc was 1138p and the range during 2006 was 960.5p to 1248p.

Bonus Awards

The following table shows directors' interests in deferred share options awarded under the Deferred Bonus Plan.

Director	Bonus Year		Value of award £	Market Value at date of grant £	No. of shares under Option	Exercise Price £	Exercise Period
R L Banks	2003	Deferred Shares	78,750	8.60	9,156#	Nil	3/3/07-2/3/11
	2004	Deferred Shares	48,750	8.71	5,593#	Nil	7/4/08-6/4/12
D J Bennett	2003	Deferred Shares	65,000	8.60	7,558#	Nil	3/3/07-2/3/11
	2004	Deferred Shares	48,000	8.71	5,507#	Nil	7/4/08-6/4/12
R A Pym	2003	Deferred Shares	233,000	8.60	27,093#	Nil	3/3/07-2/3/11
	2004	Deferred Shares	228,400	8.71	26,207#	Nil	7/4/08-6/4/12
C S Rhodes	2003	Deferred Shares	62,500	8.60	7,267#	Nil	3/3/07-2/3/11
	2004	Deferred Shares	43,500	8.71	4,991#	Nil	7/4/08-6/4/12

Long Term Incentive Plans

The following tables show the directors' interests in matched share options awarded under the Deferred Bonus Plan and shares awarded under the Performance Share Plan. The figures for the matched shares represent the maximum potential awards.

Deferred Bonus Plan

	Award date	Awards held at 1/1/06	Awards granted during the year	Vested during the year	Awards exercised during the year	Lapsed during the year	Awards held at 31/12/06	Market price on date of grant £	Market price on exercise £	End of period when qualifying conditions must be met
R L Banks	26/2/03	35,067#				35,067#	-	7.545		31/12/05
	3/3/04	27,468#					27,468#	8.60		31/12/06
	7/4/05	16,779#					16,779#	8.715		31/12/07
D J Bennett	12/3/02	10,752#			10,752#		-	8.37	11.24	31/12/04
	26/2/03	28,926#				28,926#	-	7.545		31/12/05
	3/3/04	22,674#					22,674#	8.60		31/12/06
	7/4/05	16,521#					16,521#	8.715		31/12/07
R A Pym	17/2/00	19,606#			19,606#		-	5.10	11.24	31/12/02
	23/2/01	41,193#			41,193#		-	6.70	11.24	31/12/03
	12/3/02	28,671#			28,671#		-	8.37	11.24	31/12/04
	26/2/03	44,730#				44,730#	-	7.545		31/12/05
	3/3/04	81,279#					81,279#	8.60		31/12/06
	7/4/05	78,621#					78,621#	8.715		31/12/07
C S Rhodes	26/2/03	23,856#				23,856#	-	7.545		31/12/05
	3/3/04	21,801#					21,801#	8.60		31/12/06
	7/4/05	14,973#					14,973#	8.715		31/12/07

\# For the 2000 to 2004 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of Retail Banks (see page 40).

The exercise price for the matched share options is nil.

No awards were made to executive directors under the Deferred Bonus Plan in 2006.

Performance Share Plan

	Award date	Awards held at 1/1/06	Awards granted during the year	Vested during the year	Lapsed during the year	Awards held at 31/12/06	End of period when qualifying conditions must be met
R L Banks	8/8/05	44,693				44,693	31/12/07
	9/3/06		31,738			31,738	31/12/08
D J Bennett	8/8/05	52,497				52,497	31/12/07
	9/3/06		37,280			37,280	31/12/08
R A Pym	8/8/05	89,387				89,387	31/12/07
	9/3/06		63,477			63,477	31/12/08
C S Rhodes	8/8/05	48,240				48,240	31/12/07
	9/3/06		34,257			34,257	31/12/08

All grants were made under the Performance Share Plan. The conditions attached to these awards are set out on page 41.

On behalf of the Board

M P S Barton
Chairman of the Remuneration Committee

20 February 2007

Independent Auditors' Report to the Members of Alliance & Leicester plc

We have audited the Group and parent company financial statements (the "financial statements") of Alliance & Leicester plc for the year ended 31 December 2006, which comprise the Consolidated Income Statement, the Consolidated and parent company Balance Sheets, the Consolidated and parent company Statements of Recognised Income and Expense, the Consolidated and parent company Cash Flow Statements and the related Notes 1 to 43. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business and Financial Review that is cross referred from the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Statement of Corporate Governance reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2006;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

Separate Opinion in Relation to IFRSs

As explained in Note 1 to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

20 February 2007

Statutory Accounts

48 Consolidated Income Statement
49 Consolidated Balance Sheet
50 Company Balance Sheet
51 Consolidated Statement of Recognised Income and Expense
52 Company Statement of Recognised Income and Expense
53 Consolidated Cash Flow Statement
54 Company Cash Flow Statement
55 Notes to the Accounts
91 Consolidated Income Statement 5 Year Summary
92 Consolidated Balance Sheet 5 Year Summary
93 Shareholder Information

Consolidated Income Statement

For the year ended 31 December	Notes	2006 £m	2005 £m
Interest receivable and similar income		**3,115.2**	2,576.1
Interest expense and similar charges		**(2,334.6)**	(1,825.1)
Net interest income	6	**780.6**	751.0
Fee and commission income		**523.6**	508.8
Fee and commission expense		**(26.8)**	(32.4)
Gains/(losses) from fair value accounting volatility	7	**7.6**	(1.0)
Other operating income	8	**190.2**	160.5
Total non-interest income		**694.6**	635.9
Operating income		**1,475.2**	1,386.9
Administrative expenses:			
Core administrative expenses		**(656.8)**	(660.7)
Redundancy costs		**(24.2)**	-
Total administrative expenses	9	**(681.0)**	(660.7)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets		**(42.0)**	(31.2)
On operating lease assets		**(78.5)**	(74.0)
		(120.5)	(105.2)
Total costs		**(801.5)**	(765.9)
Impairment losses on loans and advances	11	**(104.8)**	(73.9)
Profit before tax		**568.9**	547.1
Tax	12	**(118.8)**	(140.2)
Profit after tax		**450.1**	406.9
Profit attributable to:			
Innovative tier 1 holders	35	**17.5**	17.5
Minority interests	37	**0.4**	-
Ordinary shareholders of Alliance & Leicester plc		**432.2**	389.4

Earnings per share:			
Basic earnings per ordinary share	13	**96.4p**	86.9p
Diluted earnings per ordinary share	13	**95.9p**	86.5p

Consolidated Balance Sheet

As at 31 December	Notes	2006 £m	2005 £m
Assets			
Cash and balances with central banks	15	**2,224.0**	1,704.6
Treasury bills and other eligible bills		**-**	17.1
Due from other banks	16	**2,948.7**	2,524.5
Trading securities	17	**1,152.9**	306.3
Derivative financial instruments	18	**691.8**	570.8
Loans and advances to customers	19	**46,350.7**	40,093.8
Net investment in finance leases and hire purchase contracts	21	**1,926.9**	2,146.3
Investment securities:			
- available-for-sale	22	**10,482.8**	9,817.8
- held-to-maturity	22	**364.7**	342.5
- loans and receivables	22	**150.3**	150.3
- at fair value through profit or loss	22, 23	**1,373.3**	331.0
Intangible fixed assets	25	**54.7**	18.6
Property, plant and equipment	26	**255.0**	262.4
Operating lease assets	27	**300.5**	364.4
Fair value macro hedge		**-**	59.8
Other assets	28	**220.5**	218.6
Prepayments and accrued income		**60.2**	53.2
Total assets		**68,557.0**	58,982.0
Liabilities			
Due to other banks	29	**8,629.6**	6,566.6
Derivative financial instruments	18	**675.4**	410.4
Due to customers		**29,559.4**	26,437.8
Debt securities in issue		**25,415.4**	21,405.3
Other liabilities	30	**417.1**	329.7
Current tax liabilities		**21.3**	52.9
Fair value macro hedge		**181.7**	-
Accruals and deferred income		**197.9**	261.8
Deferred tax liabilities	31	**141.9**	259.8
Other borrowed funds	32	**696.7**	939.1
Retirement benefit obligations	33	**47.8**	106.9
Total liabilities		**65,984.2**	56,770.3
Equity			
Innovative tier 1	35	**310.6**	310.6
Preference shares	36	**294.0**	-
Minority interests	37	**0.4**	-
		605.0	310.6
Called up share capital	38	**219.0**	224.4
Share premium account	40	**105.6**	85.1
Capital redemption reserve	40	**79.9**	73.0
Reserve for share-based payments	40	**21.0**	13.8
Available-for-sale reserve	40	**4.2**	5.8
Cash flow hedging reserve	40	**(19.3)**	22.5
Retained earnings	40	**1,557.4**	1,476.5
Total ordinary shareholders' equity		**1,967.8**	1,901.1
Total equity and liabilities		**68,557.0**	58,982.0

Approved by the Board of Directors on 20 February 2007 and signed on its behalf by:

R A Pym Group Chief Executive
D J Bennett Group Finance Director

Company Balance Sheet

As at 31 December	Notes	2006 £m	2005 £m
Assets			
Cash and balances with central banks	15	**1,811.2**	1,221.9
Treasury bills and other eligible bills		**-**	17.1
Due from other banks	16	**5,315.3**	4,344.2
Trading securities	17	**1,152.9**	306.5
Derivative financial instruments	18	**720.0**	656.5
Loans and advances to customers	19	**45,706.8**	40,447.1
Investment securities:			
- available-for-sale	22	**10,389.9**	9,794.2
- held-to-maturity	22	**364.7**	342.5
- loans and receivables	22	**-**	-
- at fair value through profit or loss	22, 23	**518.4**	314.8
Shares in Group undertakings	24	**955.9**	724.3
Intangible fixed assets	25	**34.0**	8.3
Property, plant and equipment	26	**146.0**	151.7
Deferred tax assets	31	**3.8**	15.2
Current tax assets		**74.4**	43.9
Fair value macro hedge		**-**	24.7
Other assets	28	**175.3**	143.8
Prepayments and accrued income		**33.0**	27.7
Total assets		**67,401.6**	58,584.4
Liabilities			
Due to other banks	29	**14,142.9**	10,996.2
Derivative financial instruments	18	**729.5**	421.6
Due to customers		**24,489.9**	22,582.4
Debt securities in issue		**22,485.6**	21,325.9
Other liabilities	30	**2,748.1**	442.9
Fair value macro hedge		**123.2**	-
Accruals and deferred income		**220.9**	260.3
Other borrowed funds	32	**696.7**	939.1
Retirement benefit obligations	33	**47.8**	106.9
Total liabilities		**65,684.6**	57,075.3
Equity			
Innovative tier 1	35	**310.6**	310.6
Preference shares	36	**294.0**	-
		604.6	310.6
Called up share capital	38	**219.0**	224.4
Share premium account	40	**105.6**	85.1
Capital redemption reserve	40	**79.9**	73.0
Reserve for share-based payments	40	**21.0**	13.8
Available-for-sale reserve	40	**4.2**	5.8
Cash flow hedging reserve	40	**(11.2)**	27.0
Retained earnings	40	**693.9**	769.4
Total ordinary shareholders' equity		**1,112.4**	1,198.5
Total equity and liabilities		**67,401.6**	58,584.4

Approved by the Board of Directors on 20 February 2007 and signed on its behalf by:

R A Pym Group Chief Executive
D J Bennett Group Finance Director

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December	Notes	2006 £m	2005 £m
Available-for-sale investments:			
Valuation (losses)/gains taken to equity	40	**(1.7)**	0.1
Net losses transferred to profit on disposal	40	**(0.5)**	-
Cash flow hedges:			
(Losses)/gains taken to equity	40	**(57.6)**	12.5
Transferred to net profit	40	**(2.1)**	(0.3)
Actuarial gains/(losses) on retirement benefit obligations	40	**49.7**	(22.3)
Tax on items taken directly in equity		**3.6**	2.8
Net expense recognised directly in equity		**(8.6)**	(7.2)
Profit after tax		**450.1**	406.9
Innovative tier 1 holders		**(17.5)**	(17.5)
Minority interests		**(0.4)**	-
Total recognised income for the year attributable to ordinary shareholders of Alliance & Leicester plc		**423.6**	382.2

The cumulative actuarial gain recognised since 1 January 2004 on retirement benefit obligations for the Group is £22.3m (2005: £27.4m loss).

Company Statement of Recognised Income and Expense

For the year ended 31 December	Notes	2006 £m	2005 £m
Available-for-sale investments:			
Valuation (losses)/gains taken to equity	40	**(1.7)**	0.1
Net losses transferred to profit on disposal	40	**(0.5)**	-
Cash flow hedges:			
(Losses)/gains taken to equity	40	**(52.0)**	15.2
Transferred to net profit	40	**(2.6)**	-
Actuarial gains/(losses) on retirement benefit obligations	40	**49.7**	(22.3)
Tax on items taken directly in equity		**2.1**	1.9
Net expense recognised directly in equity		**(5.0)**	(5.1)
Profit after tax		**293.3**	249.0
Innovative tier 1 holders		**(17.5)**	(17.5)
Total recognised income for the year attributable to ordinary shareholders of Alliance & Leicester plc		**270.8**	226.4

The cumulative actuarial gain recognised since 1 January 2004 on retirement benefit obligations for the Company is £22.3m (2005: £27.4m loss).

Consolidated Cash Flow Statement

For the year ended 31 December	Notes	2006 £m	2005 £m
Cash flows from operating activities			
Profit before tax		**568.9**	547.1
(Increase)/decrease in accrued income and prepayments		**(9.9)**	111.6
Decrease in accruals and deferred income		**(145.1)**	(42.3)
Provisions for impairment		**104.8**	73.9
Loans and advances written off net of recoveries		**(102.6)**	(57.2)
Depreciation and amortisation		**120.1**	108.2
Interest on subordinated loans added back		**52.3**	49.6
Provisions for liabilities and charges		**(9.4)**	(3.1)
Unamortised costs on subordinated debt		**0.4**	0.2
Profit on sale of commercial customer leases		**(32.4)**	(5.6)
Cash generated from operations		**547.1**	782.4
Interest paid on loan capital		**(52.3)**	(49.6)
Tax paid		**(80.6)**	(74.8)
Cash flows from operating profits before changes in operating assets and liabilities		**414.2**	658.0
Changes in operating assets and liabilities:			
Net decrease/(increase) in treasury and other eligible bills		**17.1**	(17.1)
Net increase in amounts due from other banks and loans and advances to customers		**(6,798.4)**	(7,327.5)
Net increase in non-investment debt and equity securities		**(967.6)**	(244.4)
Net decrease/(increase) in fair value macro hedge		**241.5**	(59.8)
Net increase in other assets		**(1.9)**	(111.9)
Net increase in amounts due to other banks and customers		**5,184.6**	3,199.5
Net decrease/(increase) in derivative financial instruments		**205.3**	(352.2)
Net increase in debt securities in issue		**4,010.1**	5,776.0
Net increase/(decrease) in other liabilities		**87.8**	(38.8)
Net (decrease)/increase in other borrowed funds		**(42.8)**	39.0
Other non-cash movements		**2.6**	5.6
Net cash from operating activities		**2,352.5**	1,526.4
Cash flows from investing activities			
Purchase of non-dealing securities		**(5,850.7)**	(5,499.5)
Proceeds from sale and redemption of non-dealing securities		**4,120.6**	5,205.1
Disposal of subsidiaries, net of cash disposed		**327.7**	60.2
Purchase of intangible assets and property, plant and equipment		**(155.3)**	(146.6)
Proceeds from sale of property, plant and equipment		**71.7**	41.6
Net cash used in investing activities		**(1,486.0)**	(339.2)
Cash flows from financing activities			
Proceeds from borrowed funds		**-**	261.8
Repayments of borrowed funds		**(200.0)**	(188.4)
Issue of ordinary shares		**22.0**	19.9
Issue of preference shares		**294.0**	-
Repurchase of ordinary shares		**(151.0)**	(5.0)
Dividends paid		**(235.1)**	(220.7)
Interest paid on loan capital		**(17.5)**	(17.5)
Net cash used in financing activities		**(287.6)**	(149.9)
Net increase in cash and cash equivalents		**578.9**	1,037.3
Cash and cash equivalents at beginning of year		**2,043.7**	1,006.4
Cash and cash equivalents at end of year	42	**2,622.6**	2,043.7

Company Cash Flow Statement

For the year ended 31 December	Notes	2006 £m	2005 £m
Cash flows from operating activities			
Profit before tax		**350.9**	340.8
Increase in accrued income and prepayments		**(8.2)**	(0.8)
Decrease in accruals and deferred income		**(40.6)**	(10.0)
Provisions for impairment		**6.9**	(0.8)
Loans and advances written off net of recoveries		**(8.7)**	(4.2)
Depreciation and amortisation		**34.3**	37.3
Interest on subordinated loans added back		**52.3**	49.6
Provisions for liabilities and charges		**(9.4)**	(3.1)
Unamortised costs on subordinated debt		**0.4**	0.2
Other non-cash movements		**-**	14.8
Cash generated from operations		**377.9**	423.8
Interest paid on loan capital		**(52.3)**	(49.6)
Tax paid		**(96.8)**	(99.0)
Cash flows from operating profits before changes in operating assets and liabilities		**228.8**	275.2
Changes in operating assets and liabilities:			
Net decrease/(increase) in treasury and other eligible bills		**17.1**	(17.1)
Net increase in amounts due from other banks and loans and advances to customers		**(6,087.7)**	(8,068.1)
Net increase in non-investment debt and equity securities		**(909.9)**	(273.7)
Net decrease/(increase) in fair value macro hedge		**147.9**	(24.7)
Net increase in other assets		**(31.5)**	(38.7)
Net increase in amounts due to other banks and customers		**5,054.2**	4,440.8
Net decrease/(increase) in derivative financial instruments		**253.3**	(358.5)
Net increase in debt securities in issue		**1,159.7**	5,818.3
Net increase/(decrease) in other liabilities		**2,330.4**	(7.8)
Net (decrease)/increase in other borrowed funds		**(42.8)**	39.0
Other non-cash movements		**2.6**	5.6
Net cash from operating activities		**2,122.1**	1,790.3
Cash flows from investing activities			
Purchase of non-dealing securities		**(4,916.4)**	(5,328.0)
Proceeds from sale and redemption of non-dealing securities		**4,094.3**	4,510.8
Acquisition of subsidiaries, net of cash acquired		**(231.6)**	-
Disposal of subsidiaries, net of cash disposed		**2.9**	2.7
Purchase of intangible assets and property, plant and equipment		**(58.2)**	(26.3)
Proceeds from sale of property, plant and equipment		**5.1**	7.3
Net cash used in investing activities		**(1,103.9)**	(833.5)
Cash flows from financing activities			
Proceeds from borrowed funds		**-**	261.8
Repayments of borrowed funds		**(200.0)**	(188.4)
Issue of ordinary shares		**22.0**	19.9
Issue of preference shares		**294.0**	-
Repurchase of ordinary shares		**(151.0)**	(5.0)
Dividends paid		**(235.1)**	(220.7)
Interest paid on loan capital		**(17.5)**	(17.5)
Net cash used in financing activities		**(287.6)**	(149.9)
Net increase in cash and cash equivalents		**730.6**	806.9
Cash and cash equivalents at beginning of year		**1,343.5**	536.6
Cash and cash equivalents at end of year	42	**2,074.1**	1,343.5

Notes to the Accounts

1 Principal accounting policies

Basis of preparation

The accounts have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements have also been prepared in accordance with IFRS adopted for use by the European Union (EU), and therefore the Group financial statements comply with Article 4 of the EU IAS regulation.

Results and disclosures for the comparative period are on the same basis as the 2006 results.

Accounting convention

The Group prepares its accounts under the historical cost convention, except for the revaluation of available-for-sale financial assets, financial assets and liabilities held at fair value through profit or loss, financial assets and liabilities in fair value hedges and all derivative contracts.

Basis of consolidation

The Group accounts consolidate the accounts of Alliance & Leicester plc and all its subsidiaries (including special purpose entities) over which the Group has control. This includes entities where the Group has the power to govern the financial and operating policies even though it may not own more than half of the voting shares.

Where subsidiaries are acquired during the period, their results are included in the Group accounts from the date of acquisition.

Investments in subsidiaries

Investments in subsidiaries are recorded in the Company balance sheet at cost, less any provision for impairment.

Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the Groups investment in identifiable assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Negative goodwill is recognised immediately in the income statement.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts, subject to being tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 'Goodwill and Intangible Assets' in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Taxation

The tax expense represents the sum of tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from the 'Profit before tax' as reported in the Income Statement because it excludes items of income or expenditure that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Taxable profit also includes items that are taxable or deductible that are not included in 'Profit before tax'. The Group's liability for current tax and deferred tax is calculated using tax rates that have been enacted at the balance sheet date.

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment and depreciation

The cost of additions and major alterations to office premises, plant, fixtures, equipment and motor vehicles is capitalised. The cost of tangible fixed assets less estimated residual value is written off on a straight line basis over their estimated useful lives as follows:

Freehold buildings	40 to 75 years
Leasehold buildings	over the remainder of the lease up to 75 years
Plant, fixtures and major alterations	10 to 15 years
Equipment and motor vehicles	3 to 7 years

No depreciation is provided on freehold land or assets in the course of construction.

Software costs

IAS 38 'Intangible Assets' requires the capitalisation of certain expenditure relating to software development costs. Software development costs are capitalised if it is probable that the asset created will generate future economic benefits. Capitalised costs are amortised on a straight line basis over their useful lives, normally between 1 and 5 years.

Intangible assets under development are capitalised where the asset will generate future economic benefits, can be reliably measured, the software is technically feasible and the Group has both the intent and sufficient resources to complete the development. Only costs that are directly attributable to bringing the asset into working condition for its intended use are capitalised. No amortisation is provided on intangible assets under development. Once the assets are ready for use the capitalised costs are amortised over the assets' expected lives.

Operating lease assets

Assets acquired for the purpose of renting out under operating lease agreements are capitalised and depreciation is provided at rates calculated to write off the cost of the assets, less estimated residual value, on a straight line basis over the estimated useful life. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Finance leases and hire purchase contract assets

Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases and hire purchase contracts.

Operating lease agreements

Rentals under operating leases are charged to administrative expenses on a straight line basis.

Finance lease agreements

Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the income statement are based on a constant periodic rate as applied to the outstanding liabilities.

Pensions and post-retirement medical benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations updated at each year end.

The Group has adopted the revised IAS 19, published in December 2004. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and presented in the Statement of Recognised Income and Expense. The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations less the fair value of scheme assets.

1 Principal accounting policies continued

Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each year end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.

Financial assets

The Group classifies its financial assets into the following categories, as determined at initial recognition:

a) *Financial assets at fair value through profit or loss*
A financial asset is designated in this category if it is acquired principally for the purpose of selling in the short term, or if so designated using the fair value option (see below). Derivatives are also categorised as 'at fair value through profit or loss' unless they are designated as cash flow hedges.

b) *Loans and receivables*
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

c) *Held-to-maturity*
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention to hold to maturity.

d) *Available-for-sale*
Available-for-sale assets are financial assets not classified in (a) - (c) above.

'Cash and balances with central banks', 'Due from other banks', 'Loans and advances to customers' and 'Net investment in finance leases and hire purchase contracts' are classed as Loans and Receivables. 'Trading securities' and 'Derivative financial instruments' are held at fair value though profit or loss. 'Treasury bills and other eligible bills' are classified as available-for-sale. 'Investment securities' are accounted for in accordance with their balance sheet heading.

Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses arising from changes in the fair value of 'financial assets at fair value through profit or loss' are recognised in the income statement. Gains and losses arising from changes in the fair value of available-for-sale assets are recognised directly in equity, until the financial asset is de-recognised or impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Interest calculated using the effective interest rate method is recognised in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If there is no active market then fair value is determined using valuation techniques, for example calculating net present value by discounting future cash flows using an appropriate yield curve.

Financial liabilities

Non-trading financial liabilities, including 'Due to other banks', 'Due to customers' and 'Other borrowed funds' are held at amortised cost. 'Debt securities in issue' are held at amortised cost unless designated as at fair value though profit or loss using the fair value option (see below). 'Derivative financial instruments' are held at fair value through profit or loss, unless they are designated as cash flow hedges. Finance costs are charged to the income statement using the effective interest rate method.

Fair value option

The Group has elected to apply the fair value option in IAS 39. Financial assets and liabilities are designated at fair value through profit or loss when this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities on different bases or recognising the gains or losses on them on different bases. The fair value option is used by the Group where Treasury assets (investment securities) or liabilities (debt securities in issue) would otherwise be measured at amortised cost, the associated derivatives used to economically hedge the risk are held at fair value, and it is not practical to apply hedge accounting. The Group has also designated certain financial instruments containing embedded derivatives at fair value through profit or loss.

Impairment of financial assets

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of events that occurred after the initial recognition of the asset (a 'loss event') and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal payments;

c) the Group, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the Group would not otherwise consider;

d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

   i) adverse changes in the payment status of borrowers in the group; or

   ii) national or local economic conditions that correlate with defaults on the assets in the group.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If there is no objective evidence of impairment for an individually assessed financial asset it is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment.

Residential and commercial mortgages are initially assessed individually for impairment. Mortgages not individually impaired are then assessed collectively. Unsecured personal loans and current accounts are collectively assessed for impairment on a portfolio basis. Commercial lending is reviewed for impairment on a case by case basis for individually significant loans. Loans that are not individually significant are assessed for impairment on a portfolio basis.

Impairment is calculated based on the probability of default, exposure at default and the loss given default, using recent data. An adjustment is made for the effect of discounting cash flows.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's effective interest rate.

If there is objective evidence of impairment for financial assets classified as available-for-sale, the loss is removed from equity and recognised in the income statement.

Financial assets are written off when it is reasonably certain that receivables are irrecoverable.

Interest income and expense

Interest income and expense on financial assets and liabilities held at amortised cost is measured using the effective interest rate method, which allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument.

Specifically, for mortgages the effect of this is to spread the impact of discounts, fixed rate interest, cashbacks, arrangement and valuation fees, and costs directly attributable and incremental to setting up the loan, over the expected life of the mortgage.

Fee and commission income

Fees and commissions are generally recognised on an accruals basis when the service has been provided.

Fees integral to the loan yield are included within interest income and expense as part of the effective interest rate calculation.

Foreign currencies

Foreign currency monetary transactions are translated into sterling using the exchange rates prevailing at the dates of the transactions, and are re-translated at year end exchange rates. Foreign exchange gains and losses are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into, and are subsequently remeasured at their fair value. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Derivatives can be designated as either cash flow or fair value hedges.

Cash flow hedges

A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Fair value hedges

A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement. The carrying value of the hedged item (or in the case of a portfolio hedge, the separate caption 'fair value macro hedge') is adjusted for the change in the fair value of the hedged risk. Such changes in the fair value of the hedged item are also taken to the income statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the income statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Share-based payments

The Group has applied the requirements of IFRS 2 'Share-based payments'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group issues share options and other equity-settled payments to certain employees. These are measured at fair value at date of grant using binomial and Black Scholes option pricing models. The fair value is expensed on a straight line basis over the vesting period, based on an estimate of the number of shares that will ultimately vest.

Changes to IFRS not adopted in 2006 accounts

The International Accounting Standards Board has published the following IAS's, IFRS's and International Financial Reporting Interpretations Committee (IFRIC) interpretations:

Standard/Interpretation		Issued	Effective for periods commencing on or after
IAS 1	IAS 1 Presentation of Financial Statements (Capital Disclosures)	Aug 2005	1 Jan 2007
IFRS 7	Financial instruments: disclosures	Aug 2005	1 Jan 2007
IFRS 8	Operating segments[1]	Nov 2006	1 Jan 2009
IFRIC 7	Applying the restatement approach under IAS 29	Nov 2005	1 Mar 2006
IFRIC 8	Scope of IFRS 2	Jan 2006	1 May 2006
IFRIC 9	Reassessment of embedded derivatives	Mar 2006	1 Jun 2006
IFRIC 10	Interim financial reporting and impairment	Jul 2006	1 Nov 2006
IFRIC 11	IFRS 2: group and treasury share transactions	Nov 2006	1 Mar 2007
IFRIC 12	Service concession arrangements[2]	Nov 2006	1 Jan 2008

Notes:
1. May not be adopted in the EU prior to endorsement, expected in June 2007.
2. May not be adopted in the EU prior to endorsement for arrangements currently accounted for under IFRIC 4.

The Group has not elected to adopt these early in these financial statements. The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group, except for additional disclosures on capital and financial instruments, when the relevant standards come into effect for periods commencing on or after 1 January 2007.

2 Risk management policy and control framework

As a result of its normal business activities, the Group is exposed to a variety of risks, the most significant of which are operational risk, credit risk, market risk and liquidity risk. The following table details the work of the main committees that have been established within the Group to manage these risks:

Committee	Status	Main responsibilities	Membership
Group Risk Committee (GRC)	Group Board sub-committee	Approve the Group's overall risk management framework, risk appetite and risk policies. Approve the annual report from the Group's Money Laundering Reporting Officer. Regular review of all current and emerging risks and activities of all risk related committees. Review the Group's overall capital adequacy.	Non-executive Group Board directors, the Group Chief Executive and the Director of Group Risk.
Group Assets and Liability Committee (ALCO)	Management committee	Monitor market and liquidity risks and recommend policy in these areas to GRC.	Executive Group Board directors, the Director of Group Risk and other senior managers.
Executive Credit Committee (ECC)	Management committee	Review the Group's credit risk appetite. Assess the impact of external economic and market influences and consider their impact on credit quality. Ensure that credit risk is appropriately defined and measured throughout the Group. Review all asset quality plans and investment guidelines. Review asset quality including compliance with key credit risk policies and targets / triggers. Approve relevant major product initiatives.	Executive Group Board directors, the Director of Group Risk and other senior managers.
Group Operational Risk Committee (GORC)	Management committee	Approve the Group's key operational risk policies. Review and recommend changes to the Group's operational risk management framework. Review of key current and emerging operational risks. Promote operational risk management culture and awareness throughout the Group.	The Group Secretary, the Director of Group Risk and other senior managers.

Operational risk

Operational risk is defined as 'the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events'. Within the Group operational risk is sub-categorised by type such as criminal, legal, regulatory, systems failure and personnel risk.

The Group monitors its operational risks through a variety of techniques. An operational risk self assessment process has been introduced whereby each of the Group's business areas completes a schedule which sets out the likelihood and financial impact of operational risk exposures. Output from the self assessment process is used to calculate the unexpected loss and economic capital for operational risk. The Group Board receives a monthly dashboard which assesses the extent of all key operational risks, and senior management certify the effectiveness of the risk and control environment every six months. In addition, the Group compiles and reports on actual operational loss events and near misses.

An independent operational risk team within the Group Risk function has the overall responsibility for ensuring effective operation of the framework within which operational risk is managed, and for its consistent application across the Group. Day to day management of operational risk rests with line managers. It is managed through a combination of internal controls, processes and procedures and various risk mitigation techniques, including insurance and business continuity planning.

Oversight of regulatory risk is the responsibility of the Group Risk and Compliance functions. Group Risk has primary responsibility for oversight of prudential risks and Group Compliance for other regulatory risks. The Group has established a regular forum, the Regulatory Risk Group, to ensure the Group is properly prepared for regulatory developments.

Credit risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations as they fall due. In addition to the amounts shown on the balance sheet, the Group is also exposed to credit risk on guarantees, credit derivatives, irrevocable letters of credit and irrevocable undrawn loan facilities, as set out in Note 34. The Group is firmly committed to the management of credit risk in both its Retail and Commercial lending activities.

The Group employs sophisticated internal rating, behavioural scoring and underwriting techniques to support sound decision making and minimise losses in its lending activities. These techniques are used to calculate expected loss and the Group's economic capital requirements for credit risk. Behavioural scoring also operates within the personal account management and collections processes. A proactive approach to the control of bad and doubtful debts is maintained within the collections areas.

Experienced credit and risk functions that operate within the Group are driven both by the recognised need to manage the potential and actual risks, and by the need to continually develop new processes to ensure sound decisions into the future. In this way, any variations in risk from market, economic or competitive changes are identified and the appropriate controls developed and put in place.

Comprehensive management information on movement and performance within the various personal and commercial and treasury portfolios ensures that credit risk is effectively controlled and any adverse trends are identified before they impact on performance. Group performance is also measured against the industry, where appropriate, to ensure debt default levels remain below that of the industry average. This management information is distributed widely across the Group and monitored within tight boundaries at Board and risk committees. Policy statements, covering, amongst other things, criteria to be used in considering limits on counterparties and countries, are reviewed at least annually by the GRC.

Counterparty risk is outlined in a table showing the Group's exposures to customer groups and industry sectors in Note 3(i) on page 60.

Market risk

Market risk is the potential adverse change in Group income or the value of Group net worth arising from movements in interest rates, exchange rates or other market prices such as equity prices. Market risk exists to some extent in all the Group's businesses. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings and the preservation of shareholder value. The Group's exposure to market risk is governed by a policy approved by the GRC. This policy sets out the nature of risk which may be taken and aggregate risk limits. Based on these aggregate limits, the ALCO assigns risk limits to all Group businesses and monitors compliance with these limits. Each business has its own market risk policy which is approved by the ALCO. At each meeting the ALCO reviews reports showing the Group's exposure to market and liquidity risks. The Group has established a transfer pricing system with the intention of transferring materially all of the market risks that arise in the various Group businesses to Group Treasury. Most of the Group's market risk is transferred to Group Treasury by way of appropriate hedging arrangements. Group Treasury plays a pivotal role in managing the Group's market risk. Group Treasury acts as a 'Risk Clearing House', managing these risks within its own limits, and seeks to take advantage of natural hedges within the Group's businesses. Market risk is measured and reported using a variety of techniques, according to the appropriateness of the technique to the exposure concerned. The techniques used include interest rate gap analysis, basis point value analysis, stress testing, scenario analysis and value at risk. These measures are used to determine the Group's economic capital requirements for market risk.

Interest rate risk

Interest rate risk is the most significant market risk to which the Group is exposed. This risk mainly arises from mismatches between the re-pricing dates of the interest bearing assets and liabilities on the Group's balance sheet, and from the investment of the Group's reserves and other net non-interest bearing liabilities in variable rate assets. Outside of Group Treasury, interest rate risk primarily arises in the Group's mortgage, savings, personal and commercial loans and leasing businesses. The exposure in these portfolios is hedged with Group Treasury using interest rate swaps and other appropriate instruments. Net non-interest bearing liabilities comprise mainly interest-free personal and corporate current accounts and shareholders' funds, and totalled £4.7bn at 31 December 2006 (2005: £4.8bn). These funds are invested in variable rate assets which expose the Group to volatility in net interest income. Cash flow hedging of these variable rate assets achieves the Group's objective of minimising volatility in net interest income over the medium term. A full interest rate repricing table is shown in Note 3(ii) on pages 60 to 62. The Group's trading activities are conducted through the Group's Treasury division. The bank uses a variety of techniques to measure market risk in the trading book, including calculating the sensitivity of the market value of positions to hypothetical changes in interest rates. A table in Note 3(iii) on page 62 sets out the change in the value of the trading book arising from a 1% change in market interest rates.

Foreign exchange risk

The Group's policy is not to run material, speculative foreign exchange positions. The Group offers foreign exchange services to customers through both Group Treasury and Alliance & Leicester Commercial Bank, and detailed limits and controls are established within those businesses to control the exposure. Alliance & Leicester Commercial Bank clears its positions with Group Treasury in accordance with the policy of transferring market risk positions to Group Treasury wherever possible. As part of its normal operations Group Treasury borrows and invests funds in currencies other than Sterling. The foreign exchange risks of these activities are hedged within Group Treasury's limits.

Equity risk

The Group markets equity related products to its customers, including guaranteed stock market bonds. The Group's policy is to have no material exposure to equity markets. The exposures arising from the Group's products are eliminated as far as is practicable by appropriate hedging contracts.

Liquidity risk

Liquidity risk is the risk that the Group, though solvent, either does not have sufficient financial resources available to meet its obligations as they fall due, or can only secure them at excessive cost. It is Group policy to ensure that sufficient liquid assets are at all times available to meet the Group's obligations, including the withdrawal of customer deposits, the draw-down of customer facilities and growth in the balance sheet. The development and implementation of policy is the responsibility of the ALCO. The day to day management of liquidity is the responsibility of Group Treasury, which provides funding to and takes surplus funds from each of the Group's businesses as required. Liquidity policy is approved by the GRC. Limits on potential cash flow mismatches over defined time horizons are the principal basis of liquidity control. The size of the Group's holdings of readily realisable liquid assets is primarily driven by such potential outflows. The tables in Note 3(iv)on pages 63 and 64 analyse the Group's assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date (to contractual maturity).

Derivatives

A derivative is an agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other financial prices. Derivatives are an efficient and cost effective means of managing risk and are an essential tool in treasury management. Derivatives are used primarily by the Group for balance sheet management purposes. However the bank also runs trading book positions in derivatives; details of the level of interest rate risk in the trading book are contained in Note 3(iii) on page 62.

Types of derivatives and uses

The principal derivatives used in balance sheet risk management are interest rate swaps, forward rate agreements (FRAs), futures, interest rate options and foreign exchange contracts, which are used to hedge balance sheet exposures arising from fixed and capped rate mortgage lending, personal and commercial loans, leasing arrangements, fixed rate savings products, funding and investment activities and foreign exchange services to customers. The following table below describes the significant activities undertaken by the Group, the related risks associated with such activities and the types of derivatives which are typically used in managing such risks. These risks may alternatively be managed using on balance sheet instruments or natural hedges that exist in the Group balance sheet.

Activity	Risk	Type of hedge
Fixed or capped rate lending	Sensitivity to increases in interest rates	Interest rate swaps and options and FRAs
Fixed rate savings products and fixed rate funding	Sensitivity to falls in interest rates	Interest rate swaps and options and FRAs
Equity linked investment products	Sensitivity to changes in equity indices and interest rates	Equity linked futures and options and interest rate swaps
Investment and funding in foreign currencies	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts, cross-currency interest rate swaps
Customer foreign exchange business	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts
Management of shareholders' funds and other net non-interest liabilities	Sensitivity to falls in interest rates	Interest rate swaps

Control of derivatives

With the exception of credit exposures, which are managed within policies approved by the GRC, the approval of all limits over the use of derivatives is the responsibility of the ALCO. All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges and are not subject to significant credit risk. Other derivatives contracts are on an 'Over the Counter' basis with OECD financial institutions. The exposures arising from these contracts are shown in Note 18 on pages 71 and 72.

Fair values of financial assets and liabilities

A table in Note 3(v) on page 65 summarises the carrying amounts and fair values at 31 December 2006 of those financial assets and liabilities not presented on the Group's balance sheet at their fair value.

3 Risk management disclosures

(i) Counterparty risk

The table below shows the Group and Company exposures to customer groups and industry sectors.

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Loans secured on residential mortgages	**38,019.6**	33,133.1	**37,964.9**	33,075.3
Unsecured loans and other retail lending	**3,645.8**	3,559.5	**90.7**	75.7
Central government and central banks	**1,886.3**	1,330.0	**1,879.9**	1,318.4
Other banks, building societies and investment firms and other financial institutions	**10,719.5**	9,387.0	**9,856.6**	8,862.6
Government and public sector	**89.1**	76.7	**16.2**	-
Corporate	**7,041.3**	5,608.3	**-**	-
Other Group companies	**-**	-	**10,951.8**	9,987.2
Other	**5,417.3**	4,160.9	**5,409.3**	4,130.9
Total	**66,818.9**	57,255.5	**66,169.4**	57,450.1

For Group, the above table excludes £454.3m cash (2005: £532.4m), £691.8m derivative financial instruments (2005: £570.8m) and £592.0m other non credit risk assets (2005: £623.3m).

For Company, the above table excludes £44.2m cash (2005: £51.8m), £720.0m derivative financial instruments (2005: £656.5m) and £468.0m other non credit risk assets (2005: £426.0m).

(ii) Interest rate repricing table

The following tables provide a summary of the interest rate repricing profile of the Group and Company assets and liabilities as at 31 December 2006. Assets and liabilities have been allocated to time bands by reference to the earlier of the next interest rate reset date and the contractual maturity date. Financial assets and liabilities with a floating rate are exposed to cash flow interest rate risk, and this risk is reflected predominantly in the time bands below twelve months. Financial assets and liabilities with a fixed rate are exposed to fair value interest rate risk, which is reflected predominantly in the time bands beyond twelve months. Financial assets and liabilities not directly exposed to interest rate risk will appear in the non-interest bearing time band. The table takes account of derivative financial interests whose effect is to alter the interest basis of Group assets and liabilities.

The trading book and non-interest bearing balances have been included in a separate column.

Group 2006	0 month to 1 month £m	1 month to 3 months £m	3 months to 12 months £m	1 to 2 Years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	Non-interest bearing liabilities and trading book £m	Group Total £m
Assets										
Treasury bills and other eligible liabilities	-	-	-	-	-	-	-	-	-	-
Due from banks	4,171	247	175	-	-	-	-	-	580	5,173
Loans and advances to customers	21,462	1,304	7,542	8,731	3,212	3,141	1,924	1,107	(145)	48,278
Investment securities and trading securities	5,095	6,265	526	2	2	3	3	76	1,552	13,524
Other assets	76	18	41	58	41	24	14	24	1,286	1,582
Total assets	**30,804**	**7,834**	**8,284**	**8,791**	**3,255**	**3,168**	**1,941**	**1,207**	**3,273**	**68,557**
Liabilities										
Due to other banks	3,401	3,280	1,341	-	-	3	-	-	605	8,630
Due to customers	21,249	1,627	2,056	180	86	(2)	3	72	4,288	29,559
Debt securities in issue	6,972	11,322	5,659	633	12	164	550	101	2	25,415
Other liabilities	38	-	-	-	-	-	-	-	1,646	1,684
Innovative tier 1, preference shares and other borrowed funds	68	228	-	75	-	-	-	894	36	1,301
Shareholders' funds	-	-	-	-	-	-	-	-	1,968	1,968
Total liabilities	**31,728**	**16,457**	**9,056**	**888**	**98**	**165**	**553**	**1,067**	**8,545**	**68,557**
Off balance sheet items	1,233	7,149	1,641	(7,372)	(2,074)	(1,169)	255	337	-	-
Interest rate sensitivity gap	309	(1,474)	869	531	1,083	1,834	1,643	477	(5,272)	-
Cumulative gap at 31 December 2006	**309**	**(1,165)**	**(296)**	**235**	**1,318**	**3,152**	**4,795**	**5,272**	-	-

Group 2005	0 month to 1 month £m	1 month to 3 months £m	3 months to 12 months £m	1 to 2 Years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	Non-interest bearing liabilities and trading book £m	Group Total £m
Assets										
Treasury bills and other eligible liabilities	-	17	-	-	-	-	-	-	-	17
Due from banks	3,147	327	10	-	-	-	-	-	745	4,229
Loans and advances to customers	22,389	1,243	3,329	7,376	2,649	1,602	2,795	1,032	(175)	42,240
Investment securities and trading securities	4,037	5,774	614	172	1	1	1	41	307	10,948
Other assets	187	18	62	60	48	28	16	25	1,104	1,548
Total assets	29,760	7,379	4,015	7,608	2,698	1,631	2,812	1,098	1,981	58,982
Liabilities										
Due to other banks	2,204	2,634	1,479	-	-	-	-	-	250	6,567
Due to customers	19,347	1,695	1,631	190	52	33	(2)	74	3,418	26,438
Debt securities in issue	5,610	11,078	3,451	501	489	10	162	104	-	21,405
Other liabilities	38	31	1	-	-	-	-	-	1,351	1,421
Innovative tier 1 and other borrowed funds	69	241	200	-	75	-	-	600	65	1,250
Shareholders' funds	-	-	-	-	-	-	-	-	1,901	1,901
Total liabilities	27,268	15,679	6,762	691	616	43	160	778	6,985	58,982
Off balance sheet items	548	4,892	2,641	(6,289)	(1,318)	(392)	(921)	839	-	-
Interest rate sensitivity gap	3,040	(3,408)	(106)	628	764	1,196	1,731	1,159	(5,004)	-
Cumulative gap at 31 December 2005	3,040	(368)	(474)	154	918	2,114	3,845	5,004	-	-

Company 2006	0 month to 1 month £m	1 month to 3 months £m	3 months to 12 months £m	1 to 2 Years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	Non-interest bearing liabilities and trading book £m	Company Total £m
Assets										
Treasury bills and other eligible liabilities	-	-	-	-	-	-	-	-	-	-
Due from banks	5,850	898	379	-	-	-	-	-	-	7,127
Loans and advances to customers	23,946	958	6,852	7,469	2,293	2,571	1,608	10	-	45,707
Investment securities and trading securities	4,474	6,260	524	-	-	-	-	20	1,148	12,426
Other assets	-	-	-	-	-	-	-	-	2,142	2,142
Total assets	**34,270**	**8,116**	**7,755**	**7,469**	**2,293**	**2,571**	**1,608**	**30**	**3,290**	**67,402**
Liabilities										
Due to other banks	9,228	3,315	1,556	-	-	3	-	-	41	14,143
Due to customers	18,193	1,584	1,805	180	86	(3)	(3)	72	2,576	24,490
Debt securities in issue	6,574	11,322	3,130	633	12	164	550	101	-	22,486
Other liabilities	2,500	-	-	-	-	-	-	-	1,370	3,870
Innovative tier 1, preference shares and other borrowed funds	68	228	-	75	-	-	-	894	36	1,301
Shareholders' funds	-	-	-	-	-	-	-	-	1,112	1,112
Total liabilities	**36,563**	**16,449**	**6,491**	**888**	**98**	**164**	**547**	**1,067**	**5,135**	**67,402**
Off balance sheet items	(3,440)	7,039	2,664	(6,023)	(1,396)	(816)	472	1,500	-	-
Interest rate sensitivity gap	**(5,733)**	**(1,294)**	**3,928**	**558**	**799**	**1,591**	**1,533**	**463**	**(1,845)**	**-**
Cumulative gap at 31 December 2006	**(5,733)**	**(7,027)**	**(3,099)**	**(2,541)**	**(1,742)**	**(151)**	**1,382**	**1,845**	**-**	**-**

Company 2005	0 month to 1 month £m	1 month to 3 months £m	3 months to 12 months £m	1 to 2 Years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	Non-interest bearing liabilities and trading book £m	Company Total £m
Assets										
Treasury bills and other eligible liabilities	–	17	–	–	–	–	–	–	–	17
Due from banks	4,478	814	273	–	–	–	–	–	1	5,566
Loans and advances to customers	25,655	987	2,297	6,168	1,728	1,022	2,523	87	(20)	40,447
Investment securities and trading securities	3,881	5,773	606	172	–	–	–	20	306	10,758
Other assets	–	–	–	–	–	–	–	–	1,796	1,796
Total assets	34,014	7,591	3,176	6,340	1,728	1,022	2,523	107	2,083	58,584
Liabilities										
Due to other banks	6,839	2,679	1,478	–	–	–	–	–	–	10,996
Due to customers	17,139	1,675	1,444	189	52	32	(3)	68	1,986	22,582
Debt securities in issue	5,609	11,000	3,451	501	489	10	162	104	–	21,326
Other liabilities	–	–	–	–	–	–	–	–	1,231	1,231
Innovative tier 1 and other borrowed funds	69	241	200	–	75	–	–	600	65	1,250
Shareholders' funds	–	–	–	–	–	–	–	–	1,199	1,199
Total liabilities	29,656	15,595	6,573	690	616	42	159	772	4,481	58,584
Off balance sheet items	(3,754)	4,611	3,798	(5,001)	(661)	(74)	(734)	1,815	–	–
Interest rate sensitivity gap	604	(3,393)	401	649	451	906	1,630	1,150	(2,398)	–
Cumulative gap at 31 December 2005	604	(2,789)	(2,388)	(1,739)	(1,288)	(382)	1,248	2,398	–	–

(iii) Trading book

The following table sets out the change in the value of the trading book arising from a 1% change in market interest rates, for the year ended 31 December 2006, with all other variables remaining constant.

	Group and Company	
	2006 £m	2005 £m
Highest exposure	**1.0**	0.9
Lowest exposure	**0.3**	0.3
Average exposure	**0.6**	0.4
Exposure as at 31 December	**0.8**	0.4

(iv) Liquidity maturity tables

The tables below analyse the Group and Company assets and liabilities into relevant maturity groupings based on the remaining period to contractual maturity at the balance sheet date.

Group 2006	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Group Total £m
Assets						
Cash and balances with central banks	2,224.0	–	–	–	–	2,224.0
Treasury bills and other eligible liabilities	–	–	–	–	–	–
Due from other banks	398.6	2,549.8	0.3	–	–	2,948.7
Trading securities	–	13.7	49.4	194.8	895.0	1,152.9
Derivative financial instruments	–	153.1	145.4	286.6	106.7	691.8
Loans and advances to customers	252.1	871.0	1,205.4	4,790.7	39,231.5	46,350.7
Net investment in finance leases and hire purchase contracts	–	86.8	195.1	517.4	1,127.6	1,926.9
Investment securities:						
– available-for-sale	–	486.9	1,012.3	6,738.6	2,245.0	10,482.8
– held-to-maturity	–	0.1	–	143.5	221.1	364.7
– loans and receivables	–	150.3	–	–	–	150.3
– at fair value through profit or loss	–	1,012.2	272.3	–	88.8	1,373.3
Other assets	215.4	82.6	124.3	261.1	207.5	890.9
Total assets	**3,090.1**	**5,406.5**	**3,004.5**	**12,932.7**	**44,123.2**	**68,557.0**
Liabilities						
Due to other banks	688.7	6,362.1	1,573.9	4.9	–	8,629.6
Derivative financial instruments	–	88.4	141.2	345.0	100.8	675.4
Due to customers	23,273.4	3,909.7	1,963.9	265.8	146.6	29,559.4
Debt securities in issue	0.8	8,283.7	4,643.4	8,237.9	4,249.6	25,415.4
Other borrowed funds	–	11.3	19.0	73.8	592.6	696.7
Other liabilities	220.5	200.3	47.0	384.9	155.0	1,007.7
Total liabilities	**24,183.4**	**18,855.5**	**8,388.4**	**9,312.3**	**5,244.6**	**65,984.2**
Net liquidity gap at 31 December 2006	**(21,093.3)**	**(13,449.0)**	**(5,383.9)**	**3,620.4**	**38,878.6**	**2,572.8**

Group 2005	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Group Total £m
Assets						
Cash and balances with central banks	1,704.6	–	–	–	–	1,704.6
Treasury bills and other eligible liabilities	–	17.1	–	–	–	17.1
Due from other banks	339.1	2,179.6	5.8	–	–	2,524.5
Trading securities	–	–	11.6	240.6	54.1	306.3
Derivative financial instruments	–	119.2	90.1	234.0	127.5	570.8
Loans and advances to customers	238.4	837.3	1,055.4	4,095.7	33,867.0	40,093.8
Net investment in finance leases and hire purchase contracts	0.1	93.0	185.5	551.3	1,316.4	2,146.3
Investment securities:						
– available-for-sale	0.2	874.5	1,374.7	5,291.3	2,277.1	9,817.8
– held-to-maturity	–	0.1	–	87.8	254.6	342.5
– loans and receivables	–	150.3	–	–	–	150.3
– at fair value through profit or loss	–	–	53.3	180.4	97.3	331.0
Other assets	227.9	125.4	80.3	305.2	238.2	977.0
Total assets	2,510.3	4,396.5	2,856.7	10,986.3	38,232.2	58,982.0
Liabilities						
Due to other banks	370.7	4,710.9	1,483.4	–	1.6	6,566.6
Derivative financial instruments	–	50.8	98.3	190.2	71.1	410.4
Due to customers	21,764.7	2,583.7	1,707.6	210.6	171.2	26,437.8
Debt securities in issue	0.7	7,633.9	4,687.2	8,191.4	892.1	21,405.3
Other borrowed funds	0.1	–	207.5	86.4	645.1	939.1
Other liabilities	345.8	98.0	103.7	62.9	400.7	1,011.1
Total liabilities	22,482.0	15,077.3	8,287.7	8,741.5	2,181.8	56,770.3
Net liquidity gap at 31 December 2005	(19,971.7)	(10,680.8)	(5,431.0)	2,244.8	36,050.4	2,211.7

3 Risk management disclosures continued

Company 2006	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Company Total £m
Assets						
Cash and balances with central banks	1,811.2	–	–	–	–	1,811.2
Treasury bills and other eligible liabilities	–	–	–	–	–	–
Due from other banks	262.9	4,471.1	366.9	10.7	203.7	5,315.3
Trading securities	–	13.7	49.4	194.8	895.0	1,152.9
Derivative financial instruments	–	153.2	146.1	272.4	148.3	720.0
Loans and advances to customers	3,666.1	3,186.7	876.6	1,048.2	36,929.2	45,706.8
Investment securities:						
– available-for-sale	–	486.9	1,012.3	6,734.8	2,155.9	10,389.9
– held-to-maturity	–	0.1	–	143.5	221.1	364.7
– loans and receivables	–	–	–	–	–	–
– at fair value through profit or loss	–	157.3	272.3	–	88.8	518.4
Other assets	176.7	13.9	26.7	1,134.2	70.9	1,422.4
Total assets	**5,916.9**	**8,482.9**	**2,750.3**	**9,538.6**	**40,712.9**	**67,401.6**
Liabilities						
Due to other banks	1,909.8	10,652.0	1,576.2	4.9	–	14,142.9
Derivative financial instruments	–	87.4	145.9	369.3	126.9	729.5
Due to customers	19,576.7	2,778.2	1,726.3	258.3	150.4	24,489.9
Debt securities in issue	–	8,283.4	4,643.1	8,235.1	1,324.0	22,485.6
Other borrowed funds	–	–	–	82.9	613.8	696.7
Other liabilities	172.8	134.6	4.1	137.3	2,691.2	3,140.0
Total liabilities	**21,659.3**	**21,935.6**	**8,095.6**	**9,087.8**	**4,906.3**	**65,684.6**
Net liquidity gap at 31 December 2006	**(15,742.4)**	**(13,452.7)**	**(5,345.3)**	**450.8**	**35,806.6**	**1,717.0**

Company 2005	Repayable on demand £m	Less than 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Company Total £m
Assets						
Cash and balances with central banks	1,221.9	–	–	–	–	1,221.9
Treasury bills and other eligible liabilities	–	17.1	–	–	–	17.1
Due from other banks	194.8	3,664.0	266.3	13.8	205.3	4,344.2
Trading securities	–	–	11.8	240.6	54.1	306.5
Derivative financial instruments	–	119.7	90.6	252.4	193.8	656.5
Loans and advances to customers	3,978.1	2,839.1	608.6	965.8	32,055.5	40,447.1
Investment securities:						
– available-for-sale	0.1	874.5	1,365.7	5,290.8	2,263.1	9,794.2
– held-to-maturity	–	0.1	–	87.8	254.6	342.5
– loans and receivables	–	–	–	–	–	–
– at fair value through profit or loss	–	–	53.4	180.4	81.0	314.8
Other assets	171.4	5.8	(3.5)	870.7	95.2	1,139.6
Total assets	5,566.3	7,520.3	2,392.9	7,902.3	35,202.6	58,584.4
Liabilities						
Due to other banks	1,282.6	8,227.6	1,484.4	–	1.6	10,996.2
Derivative financial instruments	–	52.0	99.4	194.0	76.2	421.6
Due to customers	18,033.6	2,668.7	1,526.4	188.5	165.2	22,582.4
Debt securities in issue	–	7,617.9	4,687.1	8,187.7	833.2	21,325.9
Other borrowed funds	0.1	–	207.5	86.4	645.1	939.1
Other liabilities	503.7	11.4	17.9	25.9	251.2	810.1
Total liabilities	19,820.0	18,577.6	8,022.7	8,682.5	1,972.5	57,075.3
Net liquidity gap at 31 December 2005	(14,253.7)	(11,057.3)	(5,629.8)	(780.2)	33,230.1	1,509.1

(v) Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values as at 31 December 2006 of those financial assets and liabilities not presented on the Group and Company balance sheets at their fair value.

	Group 2006		Group 2005		Company 2006		Company 2005	
	Carrying value £m	**Fair value £m**	Carrying value £m	Fair value £m	**Carrying value £m**	**Fair value £m**	Carrying value £m	Fair value £m
Financial assets								
Due from other banks	**2,948.7**	**2,948.5**	2,524.5	2,524.5	**5,315.3**	**5,315.1**	4,344.2	4,344.2
Loans and advances to customers	**46,350.7**	**46,104.9**	40,093.8	40,212.0	**45,706.8**	**45,504.1**	40,447.1	40.509.9
Net investment in finance leases and hire purchase contracts	**1,926.9**	**1,922.4**	2,146.4	2,149.1	**-**	**-**	-	-
Investment securities: held-to-maturity	**364.7**	**365.2**	342.5	342.5	**364.7**	**365.2**	342.5	342.5
Investment securities: loans and receivables	**150.3**	**150.3**	150.3	150.3	**-**	**-**	-	-
Financial liabilities								
Due to other banks[1]	**6,623.6**	**6,625.9**	5,533.2	5,532.1	**12,136.9**	**12,139.2**	9,962.8	9,961.7
Due to customers[2]	**28,395.7**	**28,394.3**	25,616.9	25,618.6	**23,326.2**	**23,324.4**	21,761.5	21,763.1
Debt securities in issue[3]	**19,684.8**	**19,683.4**	14,865.2	14,871.9	**16,755.0**	**16,753.6**	14,785.8	14,792.5
Other borrowed funds	**696.7**	**696.7**	939.1	939.1	**696.7**	**696.7**	939.1	939.1

Notes:
1. Excludes £2,006.0m (2005: £1,033.4m) designated as at fair value through profit or loss.
1. Excludes £1,163.7m (2005: £820.9m) designated as at fair value through profit or loss.
2. Excludes £5,730.6m (2005: £6,540.1m) designated as at fair value through profit or loss.

Due from and to other banks

The fair value of floating rate and overnight deposits is approximately equal to their carrying amount. The estimated fair value of fixed rate loans and deposits is based on discounted cash flows using prevailing money market interest rates for debts with similar credit risk and remaining maturity.

Loans and advances to customers and due to customers

Floating rate loans and advances and deposits are recorded in the balance sheet using the Effective Interest Rate (EIR) method, less provisions for impairment. This value is considered to be a good approximation for fair value. For fixed rate loans and advances and deposits the fair value is calculated by discounting expected future cash flows on the instruments at current market interest rates.

Net investment in finance leases and hire purchase contracts

The fair value of floating rate assets is approximately equal to their carrying amount. The estimated fair value of fixed rate assets is based on discounted cash flows using prevailing money market interest rates for debts with similar credit risk and remaining maturity.

Investment securities, debt securities in issue, and other borrowed funds

Fair values are based on quoted market prices. For instruments where quoted market prices are not available, the market price is based on discounted cash flows using interest rates for securities with similar credit, maturity and yield characteristics.

4 Critical accounting estimates and areas of significant management judgement

Some asset and liability amounts reported in the accounts are based on management judgements, estimates and assumptions. There is therefore a risk of significant changes to the carrying amounts for these assets and liabilities within the next financial year.

Impairment provisions

The level of potential credit losses is uncertain and depends on a number of factors such as unemployment levels, interest rates, house price levels and other general economic conditions. The Group bases impairment provisions on estimates based on historical loss experience. Actual cash flows on financial assets may differ from management judgements and estimates, resulting in an increase or decrease in impairment charges and provisions. These models used in calculating the impairment provisions do not contain judgemental inputs, but judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised.

To the extent that actual losses incurred differ from that estimated by +/-10%, the impairment provisions on loans and advances would change by an estimated £13.5m higher or £13.4m lower respectively.

Effective interest rate calculations

IAS 39 requires certain financial assets and liabilities to be held at amortised cost, with income recognised using the EIR methodology. In order to calculate EIR, it is necessary to estimate the level of repayments that will be made before the contractual due date. For residential mortgages the estimated level and timing of redemptions is critical to the EIR calculation. If customers leave earlier than anticipated, this will generally lead to a reduction in the balance sheet carrying value, and a corresponding charge to the income statement.

If our view of expected average product lives was to fall by one month, consistently across all product categories, this would lead to a fall in the carrying value of mortgage balances of £15.6m. Conversely an increase in expected average product lives of one month would lead to an increase in the carrying value of mortgage balances of £15.5m.

Retirement benefit obligations

The income statement cost and balance sheet liability of the defined benefit pension scheme and post-retirement medical benefits are assessed in accordance with the advice of a qualified actuary. Assumptions are made for inflation, the rate of increase in salaries and pensions, the rate used to discount scheme liabilities, the expected return on scheme assets and mortality rates. Changes to any of these assumptions could have a significant impact on the balance sheet liabilities, and to a lesser extent the income statement costs. Further information is available in Note 33.

4 Critical accounting estimates and areas of significant management judgement continued

Valuation of financial instruments

The values of financial instruments that are classified at fair value through profit or loss (including those held for trading purposes), available-for-sale, and all derivatives are stated at fair value. Fair values are calculated using valuation techniques, including discounted cash flow models, where market values are not available. Changes in assumptions used in the models could affect the reported fair value of financial instruments.

5 Segmental reporting

The business is comprised of three sectors:

- Retail Banking
  This comprises the 'Core 4' products of mortgages, personal loans, current accounts and savings and the 'Partner 4' products of credit cards, life assurance, general insurance and long term investments.
- Commercial Banking
  This comprises the four core business lines of money transmission, lending, business banking and treasury.
- Group Items
  This includes corporate overheads, and capital not allocated to business units.

Transactions between the sectors are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments, based on the usage of central functions, have been reflected in the performance of each sector.

Capital was allocated to the business sectors on the basis of 5.75% equity tier 1, 0.75% preference shares, 0.75% innovative tier 1 and 2.25% subordinated debt. In 2005 capital was allocated on the basis of 6.5% equity tier 1, 0.75% innovative tier 1 and 2.25% subordinated debt.

No geographical analysis is presented because substantially all of the Group's activities are in the UK. A more detailed breakdown of sector results is given within the unaudited Financial Review on pages 16-24.

Year ended 31 December 2006	Retail Banking £m	Commercial Banking £m	Group Items £m	Group £m
Net interest income	1,389.1	(562.8)	(45.7)	780.6
Non-interest income	290.9	392.6	3.5	687.0
External revenues	1,680.0	(170.2)	(42.2)	1,467.6
Revenues from other segments	(768.5)	722.7	45.8	-
Total revenues	911.5	552.5	3.6	1,467.6
Segment result	445.0	162.2	(21.7)	585.5
Fair value accounting volatility				7.6
Redundancy costs				(24.2)
Profit before tax				568.9
Tax				(118.8)
Profit after tax				450.1
Profit attributable to:				
Innovative tier 1 holders				17.5
Minority interests				0.4
Ordinary shareholders of Alliance & Leicester plc				432.2
Segment assets	42,031.4	26,509.1	16.5	68,557.0
Unallocated assets				-
Total assets				68,557.0
Segment liabilities	23,016.1	41,748.7	736.3	65,501.1
Unallocated liabilities				483.1
Total liabilities				65,984.2
Other segment items:				
Capital expenditure	45.0	111.6	-	156.6
Depreciation & amortisation	3.3	94.0	23.2	120.5
Impairment charge	96.5	8.3	-	104.8

Year ended 31 December 2005	Retail Banking £m	Commercial Banking £m	Group Items £m	Group £m
Net interest income	1,162.7	(358.2)	(53.5)	751.0
Non-interest income	272.1	364.4	0.4	636.9
External revenues	1,434.8	6.2	(53.1)	1,387.9
Revenues from other segments	(547.8)	494.1	53.7	-
Total revenues	887.0	500.3	0.6	1,387.9
Segment result	438.5	132.0	(22.4)	548.1
Fair value accounting volatility				(1.0)
Profit before tax				547.1
Tax				(140.2)
Profit after tax				406.9
Profit attributable to:				
Innovative tier 1 holders				17.5
Ordinary shareholders of Alliance & Leicester plc				389.4
Segment assets	36,994.8	21,910.0	18.0	58,922.8
Unallocated assets				59.2
Total assets				58,982.0
Segment liabilities	20,946.3	34,413.2	956.2	56,315.7
Unallocated liabilities				454.6
Total liabilities				56,770.3
Other segment items:				
Capital expenditure	25.9	121.2	-	147.1
Depreciation & amortisation	1.4	82.9	20.9	105.2
Impairment charge	69.8	4.1	-	73.9

6 Net interest income

	2006 £m	2005 £m
Interest receivable on debt securities:		
Income from listed investments	**366.6**	272.6
Income from unlisted investments	**109.1**	91.7
Other interest receivable	**2,639.5**	2,211.8
Total interest receivable	**3,115.2**	2,576.1
Interest payable:		
Forward exchange losses on foreign exchange derivatives	**(8.1)**	(16.7)
Other interest payable	**(2,326.5)**	(1,808.4)
Total interest payable	**(2,334.6)**	(1,825.1)
Total	**780.6**	751.0

7 Fair value accounting volatility

The fair value accounting volatility gain of £7.6m (2005: £1.0m loss) represents the net fair value gain on derivative instruments that are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The gain is primarily due to timing differences in income recognition between the derivative instruments and the economically hedged assets and liabilities.

8 Other operating income

	2006 £m	2005 £m
Income from operating leases	**100.0**	98.9
Excess on sale of credit cards to MBNA[1]	**27.0**	33.6
Dealing profits	**2.1**	3.6
Sale of commercial customer leases	**32.4**	5.6
Pension income:		
Expected return on Scheme assets less interest costs on Scheme liabilities	**7.8**	3.4
Other	**20.9**	15.4
Total	**190.2**	160.5

Note:
1. On August 2002 the Group sold its credit card accounts to MBNA for an excess of £230m over the outstanding asset balances. This is being recognised over the initial seven years of the partnership entered into with MBNA, in accordance with the terms of the agreements and licences. The amount of the excess recognised, in line with these agreements, is expected to be £20m in 2007 and £16m in 2008. The unrecognised amount is included within 'Accruals and deferred income' on the Consolidated Balance Sheet.

9 Administrative expenses

	2006 £m	2005 £m
Staff costs:		
Wages and salaries	**213.7**	210.8
Social security costs	**20.3**	20.5
Other pension costs	**27.1**	23.4
Total staff costs	**261.1**	254.7
Core administrative expenses	**395.7**	406.0
Redundancy costs	**24.2**	–
	419.9	406.0
Total	**681.0**	660.7

During the year the Company incurred £154.3m (2005: £154.4m) in wages and salaries costs, £14.4m (2005: £14.9m) in social security costs and £18.8m (2005: £16.5m) in other pension costs.

The remuneration of the auditors, Deloitte & Touche LLP, is set out below:

	Group & Company	
	2006 £m	2005 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	**0.4**	0.5
Fees payable to the Company's auditors and their associates for other services to the Group:		
Audit of the Company's subsidiaries pursuant to legislation	**0.3**	0.3
	0.7	0.8
Tax services	**2.3**	0.2
Recruitment and remuneration	**0.1**	0.1
Other services	**0.4**	0.3
Total	**3.5**	1.4

The above figures exclude VAT. The audit fee for subsidiary companies is included in 'Audit of the Company's subsidiaries pursuant to legislation'.

Tax services include a fee in 2006 for taxation advice regarding the sale of the credit card business.

Fees payable to Deloitte & Touche LLP and their associates for non-audit services to the Company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis.

10 Staff numbers

The average number of persons employed by the Group during the year was as follows:

	Full time		Part time		Full time equivalent	
	2006	2005	2006	2005	2006	2005
Total	**5,946**	5,925	**2,369**	2,572	**7,279**	7,296

The Company had an average of 3,980 (2005: 3,718) full time employees and 1,787 (2005: 1,906) part time employees during 2006.

The number of persons (full time equivalent) employed by the Group as at 31 December was as follows:

	Full time equivalent	
	2006	2005
Total	**7,149**	7,450

11 Impairment losses on loans and advances

	Mortgages £m	Personal loans and current accounts £m	Commercial Banking £m	Total £m
Group				
At 1 January 2006				
Individual	2.6	-	8.6	11.2
Collective	13.8	134.0	7.1	154.9
Total	16.4	134.0	15.7	166.1
Charge for the year:				
(Decrease)/increase in provisions	(2.9)	114.3	9.1	120.5
Recoveries of amounts previously written off	(0.8)	(14.1)	(0.8)	(15.7)
Total	(3.7)	100.2	8.3	104.8
Amounts written back/(off) in year	0.7	(97.7)	(5.6)	(102.6)
At 31 December 2006				
Individual	**2.0**	**-**	**8.6**	**10.6**
Collective	**11.4**	**136.5**	**9.8**	**157.7**
Total	**13.4**	**136.5**	**18.4**	**168.3**
Company				
At 1 January 2006				
Individual	2.6	-	-	2.6
Collective	13.8	8.9	-	22.7
Total	16.4	8.9	-	25.3
Charge for the year:				
(Decrease)/increase in provisions	(2.9)	11.0	-	8.1
Recoveries of amounts previously written off	(0.8)	(0.4)	-	(1.2)
Total	(3.7)	10.6	-	6.9
Amounts written back/(off) in year	0.7	(9.4)	-	(8.7)
At 31 December 2006				
Individual	**2.0**	**-**	**-**	**2.0**
Collective	**11.4**	**10.1**	**-**	**21.5**
Total	**13.4**	**10.1**	**-**	**23.5**

The provisions are set against the following balances:

	Group 2006 £m	Company 2006 £m
Loans and advances to customers	**163.3**	**23.5**
Net investment in finance leases and hire purchase contracts	**5.0**	**-**
Total	**168.3**	**23.5**

12 Corporation tax expense

	2006 £m	2005 £m
Current tax		
Current year corporation tax expense	**77.4**	75.0
Adjustment to corporation tax in relation to prior years - disposal of credit card accounts to MBNA	**(29.7)**	-
Adjustment to corporation tax in relation to prior years – other	**0.7**	(18.7)
Overseas tax	**1.2**	2.1
	49.6	58.4
Deferred tax		
Current year deferred tax expense	**65.6**	77.5
Adjustment to deferred tax in relation to prior years	**3.6**	4.3
	69.2	81.8
Total	**118.8**	140.2

12 Corporation tax expense continued

The corporation tax expense for the year of £118.8m (2005: £140.2m) represents 20.9% of profit before tax (2005: 25.6%).

During this period the Group reached agreement with HM Revenue & Customs regarding the tax treatment of the excess of £230m over the outstanding asset balances received on the disposal of the credit card accounts to MBNA on 1 August 2002. This agreement has resulted in the release of a tax provision of £29.7m.

The underlying effective tax rate for 2006 was 27.0% (2005: 26.5%). The calculation of the 2006 underlying effective tax rate excludes the release of the tax provision of £29.7m. It further excludes the tax charge of £2.3m in respect of the £7.6m fair value accounting volatility gain, the tax credit of £7.3m in respect of the £24.2m of redundancy costs primarily relating to the re-organisation of the Group's current accounts back office operations, and takes into consideration, in calculating underlying profits, the appropriation of profit of £17.5m in respect of our innovative tier 1 capital securities. The 2005 underlying effective tax rate excludes a tax credit of £0.3m in respect of the £1.0m fair value accounting volatility loss and takes into consideration, in calculating underlying profits, the appropriation of profit of £17.5m in respect of our innovative tier 1 capital securities.

Further information about deferred tax is presented in Note 31 on page 81.

The Group expects to maintain an underlying effective tax rate around that achieved in 2006.

The effective rate of tax for the year of 20.9% is lower than the standard rate of corporation tax in the UK of 30%, where the Group generates substantially all its profits. The differences are explained below:

	2006 £m	2005 £m
Profit before tax	**568.9**	547.1
Tax calculated at a tax rate of 30% (2005: 30%)	**170.7**	164.1
Effect of different tax rates in other countries	**(3.0)**	(4.0)
Non-taxable income and disallowable expenses	**(14.7)**	(0.3)
Tax relief in respect of innovative tier 1	**(5.2)**	(5.2)
Adjustment to tax expense in relation to prior years - disposal of credit card accounts to MBNA	**(29.7)**	-
Adjustment to tax expense in relation to prior years	**0.7**	(14.4)
Corporation tax expense	**118.8**	140.2

13 Earnings per share

Basic earnings per ordinary share are calculated by dividing the Group profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. Basic statutory earnings per ordinary share of 96.4p (2005: 86.9p) are calculated by dividing the Group profit attributable to ordinary shareholders of £432.2m (2005: £389.4m) by the weighted average number of ordinary shares in issue and ranking for dividend of 448.4m (2005: 448.0m).

Underlying basic earnings per ordinary share were 92.4p (2005: 87.1p). These are provided to disclose the trend in earnings excluding the distorting effect of non-operating items. They are based on the same number of ordinary shares and the core profit after tax for the year after excluding the redundancy costs in 2006, impacts arising from fair value accounting volatility, less the associated tax charges and the release of the tax provision relating to the sale of the credit card accounts as shown below. If the release of the tax provision is included within core profit after tax then earnings per ordinary share are 99.0p.

	2006 £m	2005 £m
Profit attributable to ordinary shareholders for the year as reported	**432.2**	389.4
Adjusted for:		
Redundancy costs	**24.2**	-
Less associated tax credit	**(7.3)**	-
Release of tax provision	**(29.7)**	-
(Gains)/losses from fair value accounting volatility	**(7.6)**	1.0
Less associated tax charge/(credit)	**2.3**	(0.3)
Core profit after tax for the year	**414.1**	390.1

The diluted earnings per ordinary share of 95.9p (2005: 86.5p) are based on the total dilutive potential shares, as detailed below, and the Group profit attributable to ordinary shareholders. The total dilutive potential shares are the weighted average number of ordinary shares, together with all weighted average dilutive financial instruments or rights that may entitle the holder to ordinary shares.

The total number of shares in issue at 31 December 2006 was 438m (2005: 449m).

	2006 number m	2005 number m
Weighted average number of ordinary shares in issue	**448.4**	448.0
Weighted average diluted options outstanding	**2.3**	2.2
Total	**450.7**	450.2

Underlying diluted earnings per ordinary share of 91.9p (2005: 86.7p) are based on core profit after tax and total dilutive potential shares, as set out above.

14 Group profit dealt with in the accounts of Alliance & Leicester plc

£275.8m (2005: £231.5m) of the Group profit attributable to ordinary shareholders has been dealt with in the accounts of Alliance & Leicester plc. As permitted by Section 230 of the Companies Act 1985, the Income Statement for Alliance & Leicester plc has not been presented separately.

15 Cash and balances with central banks

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Cash in hand	**454.3**	532.4	**44.2**	51.8
Balances with central banks other than mandatory reserve deposits	**245.7**	0.4	**245.7**	-
Mandatory reserve deposits with central banks	**1,524.0**	1,171.8	**1,521.3**	1,170.1
Included in cash and cash equivalents	**2,224.0**	1,704.6	**1,811.2**	1,221.9

Included within Mandatory reserve deposits with central banks is a deposit of £59.0m (2005: £51.8m) with the Bank of England that is not available for use by the Group. The Bank of England has agreed that the Group may collateralise exposures arising from the Notes Circulation Scheme with cash collateral by maintaining a cash deposit with the Bank of England. This amounted to £1,465m at 31 December 2006 (2005: £1,120m).

16 Due from other banks

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Amounts due from subsidiary undertakings	**-**	-	**2,545.1**	2,041.8
Items in course of collection from other banks	**165.6**	211.5	**-**	-
Placements with other banks	**2,783.1**	2,313.0	**2,770.2**	2,302.4
Total	**2,948.7**	2,524.5	**5,315.3**	4,344.2

17 Trading securities

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Floating rate notes	**241.5**	235.0	**241.5**	235.0
Asset-backed securities	**911.4**	71.3	**911.4**	71.5
Total	**1,152.9**	306.3	**1,152.9**	306.5

18 Derivative financial instruments

The Group utilises the following derivative instruments for both hedging and non-hedging purposes:

	Group 2006 Contract or underlying principal amount £m	Group 2006 Fair values Assets £m	Group 2006 Fair values Liabilities £m	Company 2006 Contract or underlying principal amount £m	Company 2006 Fair values Assets £m	Company 2006 Fair values Liabilities £m
Derivatives not hedge accounted:						
Foreign exchange derivatives:						
Currency forwards	2,746.4	-	(38.4)	2,794.4	-	(38.4)
Cross currency swaps	5,369.5	25.9	(369.7)	5,369.5	25.9	(342.0)
Total	8,115.9	25.9	(408.1)	8,163.9	25.9	(380.4)
Interest rate derivatives:						
Interest rate swaps	41,215.5	76.7	(73.8)	56,973.2	159.0	(204.4)
Forward rate agreements	200.0	0.1	-	200.0	0.1	-
Caps, collars and floors	150.0	-	(1.1)	152.4	-	(1.1)
Futures	345.5	-	-	345.5	-	-
Total	41,911.0	76.8	(74.9)	57,671.1	159.1	(205.5)
Total derivative assets/(liabilities) not hedge accounted	**50,026.9**	**102.7**	**(483.0)**	**65,835.0**	**185.0**	**(585.9)**
Derivatives held for hedging						
Derivatives designated as fair value hedges:						
Cross currency swaps	168.5	-	(6.5)	168.5	-	(6.5)
Interest rate swaps	24,782.2	227.3	(54.6)	16,246.8	152.9	(0.4)
Total	24,950.7	227.3	(61.1)	16,415.3	152.9	(6.9)
Derivatives designated as cash flow hedges:						
Cross currency swaps	-	-	-	-	-	-
Interest rate swaps	6,292.3	11.1	(26.1)	5,874.4	15.1	(25.9)
Total	6,292.3	11.1	(26.1)	5,874.4	15.1	(25.9)
Total derivative assets/(liabilities) held for hedging	**31,243.0**	**238.4**	**(87.2)**	**22,289.7**	**168.0**	**(32.8)**
Total derivative assets/(liabilities)	**81,269.9**	**341.1**	**(570.2)**	**88,124.7**	**353.0**	**(618.7)**
Accrued interest	**-**	**350.7**	**(105.2)**	**-**	**367.0**	**(110.8)**
Total	**81,269.9**	**691.8**	**(675.4)**	**88,124.7**	**720.0**	**(729.5)**

18 Derivative financial instruments continued

	Group 2005			Company 2005		
	Contract or underlying principal amount £m	Fair values Assets £m	Fair values Liabilities £m	Contract or underlying principal amount £m	Fair values Assets £m	Fair values Liabilities £m
Derivatives not hedge accounted:						
Foreign exchange derivatives:						
Currency forwards	2,899.4	53.1	(0.4)	2,922.3	53.4	(1.1)
Cross currency swaps	4,302.0	132.5	(136.4)	4,302.0	132.5	(136.4)
Total	7,201.4	185.6	(136.8)	7,224.3	185.9	(137.5)
Interest rate derivatives:						
Interest rate swaps	35,750.9	22.7	(42.1)	48,508.8	108.0	(120.7)
Forward rate agreements	1,571.2	0.2	(0.2)	1,571.2	0.2	(0.2)
Caps, collars and floors	6.4	-	-	12.8	-	-
Futures	254.5	-	-	254.5	-	-
Total	37,583.0	22.9	(42.3)	50,347.3	108.2	(120.9)
Total derivative assets/(liabilities) not hedge accounted	44,784.4	208.5	(179.1)	57,571.6	294.1	(258.4)
Derivatives held for hedging						
Derivatives designated as fair value hedges:						
Cross currency swaps	35.3	-	(0.7)	35.3	-	(0.7)
Interest rate swaps	18,202.4	88.7	(106.9)	10,679.6	68.0	(35.5)
Total	18,237.7	88.7	(107.6)	10,714.9	68.0	(36.2)
Derivatives designated as cash flow hedges:						
Cross currency swaps	-	-	-	-	-	-
Interest rate swaps	8,369.1	49.7	(7.4)	9,480.1	53.0	(8.2)
Total	8,369.1	49.7	(7.4)	9,480.1	53.0	(8.2)
Total derivative assets/(liabilities) held for hedging	26,606.8	138.4	(115.0)	20,195.0	121.0	(44.4)
Total derivative assets/(liabilities)	71,391.2	346.9	(294.1)	77,766.6	415.1	(302.8)
Accrued interest	-	223.9	(116.3)	-	241.4	(118.8)
Total	71,391.2	570.8	(410.4)	77,766.6	656.5	(421.6)

19 Loans and advances to customers

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Advances secured on residential properties:				
Mortgages	**38,013.6**	33,147.9	**37,977.1**	33,090.1
Secured loans	**18.2**	-	**-**	-
Other secured advances	**3,415.2**	2,579.8	**15.2**	89.8
Unsecured loans	**5,067.0**	4,525.2	**287.2**	71.3
Amounts due from subsidiary undertakings	**-**	-	**7,450.8**	7,221.2
Less: allowance for losses on loans and advances to customers	**(163.3)**	(159.1)	**(23.5)**	(25.3)
Total	**46,350.7**	40,093.8	**45,706.8**	40,447.1

These balances include £3.0m (2005: £3.2m) in respect of bankruptcy remote Special Purpose Vehicles (SPVs). The SPVs, owned by charitable trusts, are funded by Asset Backed Commercial Paper and invest in 'AAA' rated assets. In addition to these loans the Group provides liquidity facilities to the SPVs, amounting to £892m at 31 December 2006 (2005: £1,132m). The SPVs are not consolidated into the Group accounts on the basis that the SPVs are not controlled by the Group and the benefits the Group receives from the SPVs are restricted to interest and fees relating directly to the loans and liquidity facilities provided.

Advances of £3,391.5m (2005: £58.2m) have been subject to securitisation (Note 20).

20 Securitisation

Loans and advances to customers include securitised residential mortgages. Alliance & Leicester plc has set up a Master trust securitisation structure to raise funding for the Group. Special Purpose Vehicles have purchased a beneficial interest in a portfolio of residential mortgages that are funded by floating rate mortgage backed debt securities in issue. The assets and liabilities of the SPVs have been consolidated on a line by line basis, as Alliance & Leicester plc controls the SPVs. Alliance & Leicester plc and its subsidiaries are not obliged to support any losses that may be suffered by the note holders and do not intend to offer such support. The Company receives the excess spread on the transaction after liabilities have been met. The floating rate note holders only receive payments of interest and principal to the extent that the SPVs have received sufficient funds from the transferred loans and after certain expenses have been met. In the event of a deficiency, they have no recourse whatsoever to the Group.

The balances of assets subject to securitisation notes in issue at 31 December are as follows:

		Group & Company		Group & Company	
		2006 £m		2005 £m	
	Date of securitisation	Gross assets securitised	Notes in issue	Gross assets securitised	Notes in issue
Fosse Securities No 1 plc	1 November 2000	**36.6**	**40.2**	58.2	63.3
Fosse Master Issuer plc	28 November 2006	**2,451.1**	**2,489.3**	–	-
		2,487.7	**2,529.5**	58.2	63.3
A&L plc's retained interest		**903.8**	**n/a**	–	n/a
Total		**3,391.5**	**2,529.5**	58.2	63.3

On 28 November 2006 the Company raised £2,505.4m by securitising residential mortgage assets to Fosse Funding (No. 1) Limited. Mortgage Backed Floating Rate Notes of £2,505.4m were issued by Fosse Master Issuer plc and the proceeds loaned to Fosse Funding (No. 1) Limited to purchase the mortgages from the Company.

As part of the securitisation structure the Company provides subordinated loans of £54.9m (2005: £1.7m). The Notes are serviceable firstly from cash flows generated by the mortgage assets and thereafter from the proceeds of the subordinated loans.

21 Net investment in finance leases and hire purchase contracts

The Group's leasing subsidiary, Alliance & Leicester Commercial Finance plc, enters into finance lease and hire purchase arrangements with customers in a wide range of sectors, including transport, retail and utilities.

Group	2006 £m	2005 £m
Gross investment in finance leases and hire purchase contracts, receivable:		
Within 1 year	**345.4**	341.2
Between 1-5 years	**649.0**	743.0
In more than 5 years	**1,883.3**	2,235.5
	2,877.7	3,319.7
Unearned future finance income on finance leases and hire purchase contracts	**(950.8)**	(1,173.4)
Net investment in finance leases and hire purchase contracts	**1,926.9**	2,146.3

Group	2006 £m	2005 £m
The net investment in finance leases and hire purchase contracts may be analysed as follows:		
Within 1 year	**281.9**	278.6
Between 1-5 years	**517.4**	551.3
In more than 5 years	**1,127.6**	1,316.4
Total	**1,926.9**	2,146.3

Included in the carrying value of Net investment in finance leases and hire purchase contracts is £53.4m (2005: £45.9m) residual value at the end of the current lease terms, which will be recovered through re-letting or sale.

22 Investment securities

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Available-for-sale				
Investment securities – at fair value:				
– Listed	**8,908.9**	7,924.6	**8,816.0**	7,901.0
– Unlisted	**1,573.9**	1.893.2	**1,573.9**	1,893.2
Total	**10,482.8**	9,817.8	**10,389.9**	9,794.2
Held-to-maturity				
Investment securities – at amortised cost:				
– Listed	**290.7**	277.8	**290.7**	277.8
– Unlisted	**74.0**	64.7	**74.0**	64.7
Total	**364.7**	342.5	**364.7**	342.5
Loans and receivables				
Investment securities – at amortised cost:				
– Listed	**-**	–	**-**	–
– Unlisted	**150.3**	150.3	**-**	–
Total	**150.3**	150.3	**-**	–
At fair value through profit or loss:				
– Listed	**1,310.1**	251.0	**455.2**	251.0
– Unlisted	**63.2**	80.0	**63.2**	63.8
Total	**1,373.3**	331.0	**518.4**	314.8
Total investment securities	**12,371.1**	10,641.6	**11,273.0**	10,451.5

The movement in investment securities may be summarised as follows:

Group	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	At fair value through profit or loss £m	Total £m
At 1 January 2006	9,817.8	342.5	150.3	331.0	10,641.6
Exchange differences on monetary assets	(422.8)	(44.6)	-	(26.1)	(493.5)
Additions	5,125.5	65.6	–	1,133.8	6,324.9
Disposals (sale and redemption)	(4,049.0)	–	–	(71.6)	(4,120.6)
(Losses)/gains from changes in fair value	(2.6)	–	–	1.2	(1.4)
Movement in accruals	13.7	1.1	–	4.8	19.6
Amortisation of discounts and premiums	0.2	0.1	–	0.2	0.5
At 31 December 2006	**10,482.8**	**364.7**	**150.3**	**1,373.3**	**12,371.1**

Company	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	At fair value through profit or loss £m	Total £m
At 1 January 2006	9,794.2	342.5	–	314.8	10,451.5
Exchange differences on monetary assets	(422.6)	(44.6)	–	(26.1)	(493.3)
Additions	5,046.3	65.6	–	282.9	5,394.8
Disposals (sale and redemption)	(4,039.0)	-	–	(55.3)	(4,094.3)
(Losses)/gains from changes in fair value	(2.6)	–	–	1.2	(1.4)
Movement in accruals	13.2	1.1	-	0.7	15.0
Amortisation of discounts and premiums	0.4	0.1	–	0.2	0.7
At 31 December 2006	**10,389.9**	**364.7**	**-**	**518.4**	**11,273.0**

23 Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities are designated at fair value through profit or loss when this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities on different bases or recognising the gains and losses on them on different bases. The 'Fair value option' is used by the Group where Treasury assets or liabilities would otherwise be measured at amortised cost, the associated derivatives used to economically hedge the risk are held at fair value, and it is not practical to apply hedge accounting. The Group has also designated certain financial instruments containing embedded derivatives at fair value through profit or loss.

The table below shows the carrying value of financial assets and liabilities that upon initial recognition, or at 1 January 2005 on the adoption of IAS 39, were designated at fair value through profit or loss, and the net gains or losses on these instruments.

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Financial assets designated as at fair value through profit or loss				
Carrying value at 31 December	**1,373.3**	331.0	**518.4**	314.8
Net gains/(losses) in the year	**0.5**	(3.2)	**0.4**	(4.6)
Financial liabilities designated as at fair value through profit or loss				
Carrying value at 31 December	**(8,900.3)**	(8,394.4)	**(8,900.3)**	(8,394.4)
Net gains in the year	**4.8**	1.7	**4.8**	1.7
Change in fair value in the year not attributable to changes in market risk[1]	**(0.2)**	0.2	**(0.2)**	0.2
Difference between carrying value and contractual liability at maturity date	**(5.7)**	(1.7)	**(5.7)**	(1.7)

Note:
1. This is calculated by comparing (i) the net present value of the cash flows at the start of the year using the benchmark interest rate at the end of the year, adjusted for cash flows during the year and for the increase in fair value because cash flows are one year closer, and (ii) the observed market price at the end of the year.

24 Shares in Group undertakings

Cost and net book value	Company £m
At 1 January 2006	**724.3**
Additions	**231.6**
At 31 December 2006	**955.9**
Credit institutions	**75.6**
Other	**880.3**
Total	**955.9**

The principal operating subsidiary undertakings of Alliance & Leicester plc at 31 December 2006 are listed below. These subsidiary undertakings, which all have 31 December year-ends, are incorporated and all operate in Great Britain, except Alliance & Leicester International Limited which is incorporated and operates in the Isle of Man.

Directly held subsidiaries	Nature of business
Alliance & Leicester Commercial Bank plc	Banking
Alliance & Leicester Personal Finance Limited	Unsecured lending
Indirectly held subsidiaries	
Alliance & Leicester Commercial Finance plc	Asset leasing
Alliance & Leicester International Limited	Offshore deposit taking

All subsidiary undertakings are limited by ordinary shares and are unlisted. The Company holds a 100% interest in the ordinary share capital and the voting rights of all its subsidiary undertakings, except for Crossbill Investments Limited (Note 37). The results of subsidiary undertakings have been included in the consolidated accounts. The ability of Alliance & Leicester Commercial Bank plc and Alliance & Leicester International Limited to pay dividends to the Company is restricted by regulatory capital requirements.

A complete list of subsidiary undertakings has not been given as this would result in a statement of excessive length. A full list is available from the Company's Registered Office.

25 Intangible fixed assets

Intangible assets under development for Group and Company relate to Alnova, a replacement for our commercial and personal current accounts, savings and personal loans legacy systems.

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. There was no impairment in 2006 (2005: £nil).

Group	Goodwill £m	Software development cost £m	Intangible assets under development £m	Total £m
Cost				
At 1 January 2006	4.8	17.7	–	22.5
Additions	–	21.5	19.6	41.1
Disposals	–	(0.7)	–	(0.7)
At 31 December 2006	**4.8**	**38.5**	**19.6**	**62.9**
Amortisation				
At 1 January 2006	1.8	2.1	–	3.9
Charge for the year	–	5.0	–	5.0
Disposals	–	(0.7)	–	(0.7)
At 31 December 2006	**1.8**	**6.4**	**–**	**8.2**
Net book value				
At 31 December 2006	**3.0**	**32.1**	**19.6**	**54.7**
At 31 December 2005	3.0	15.6	–	18.6

Group	Goodwill £m	Software development cost £m	Intangible assets under development £m	Total £m
Cost				
At 1 January 2005	4.8	5.5	–	10.3
Additions	–	12.2	–	12.2
At 31 December 2005	4.8	17.7	–	22.5
Amortisation				
At 1 January 2005	1.8	–	–	1.8
Charge for the year	–	2.1	–	2.1
At 31 December 2005	1.8	2.1	–	3.9
Net book value				
At 31 December 2005	3.0	15.6	–	18.6
At 31 December 2004	3.0	5.5	–	8.5

Company	Software development cost £m	Intangible assets under development £m	Total £m
Cost			
At 1 January 2006	9.5	–	9.5
Additions	9.5	19.6	29.1
Disposals	(0.5)	–	(0.5)
At 31 December 2006	**18.5**	**19.6**	**38.1**
Amortisation			
At 1 January 2006	1.2	–	1.2
Charge for the year	3.4	–	3.4
Disposals	(0.5)	–	(0.5)
At 31 December 2006	**4.1**	**–**	**4.1**
Net book value			
At 31 December 2006	**14.4**	**19.6**	**34.0**
At 31 December 2005	8.3	–	8.3

Company	Software development cost £m	Intangible assets under development £m	Total £m
Cost			
At 1 January 2005	2.6	–	2.6
Additions	6.9	–	6.9
At 31 December 2005	9.5	–	9.5
Amortisation			
At 1 January 2005	–	–	–
Charge for the year	1.2	–	1.2
At 31 December 2005	1.2	–	1.2
Net book value			
At 31 December 2005	8.3	–	8.3
At 31 December 2004	2.6	–	2.6

26 Property, plant and equipment

Assets in the course of construction for Group and Company relate to Alnova, a replacement for our commercial and personal current accounts, savings and personal loans legacy systems.

		Leasehold buildings				
Group	**Freehold land and buildings £m**	**50 or more years unexpired £m**	**Under 50 years unexpired £m**	**Equipment, fixtures and vehicles £m**	**Assets in the course of construction £m**	**Total £m**
Cost						
At 1 January 2006	286.7	11.6	50.0	427.1	–	775.4
Additions	9.3	0.2	4.2	16.1	6.0	35.8
Disposals	(6.6)	(0.6)	(0.9)	(23.4)	–	(31.5)
At 31 December 2006	**289.4**	**11.2**	**53.3**	**419.8**	**6.0**	**779.7**
Depreciation and amortisation						
At 1 January 2006	123.3	5.6	38.0	346.1	–	513.0
Charge for the year	5.7	0.1	2.7	28.2	–	36.7
Disposals	(4.5)	(0.5)	(0.7)	(19.3)	–	(25.0)
At 31 December 2006	**124.5**	**5.2**	**40.0**	**355.0**	**–**	**524.7**
Net book value						
At 31 December 2006	**164.9**	**6.0**	**13.3**	**64.8**	**6.0**	**255.0**
At 31 December 2005	163.4	6.0	12.0	81.0	–	262.4

The cost of freehold land and buildings held under finance leases was £91.8m (2005: £91.9m). The related cumulative depreciation of £32.2m (2005: £30.7m) includes £1.6m charged during the year (2005: £1.6m).

The cost of leaseholds over 50 years unexpired held under finance leases was £1.7m (2005: £1.7m). The related cumulative depreciation of £0.9m (2005: £0.9m) includes £nil charged during the year (2005: £0.1m).

		Leasehold buildings				
Group	Freehold land and buildings £m	50 or more years unexpired £m	Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2005	284.6	12.9	50.8	414.8	–	763.1
Additions	6.4	0.2	2.4	17.2	–	26.2
Disposals	(4.3)	(1.5)	(3.2)	(4.9)	–	(13.9)
At 31 December 2005	286.7	11.6	50.0	427.1	–	775.4
Depreciation and amortisation						
At 1 January 2005	120.0	5.5	39.0	326.1	–	490.6
Charge for the year	6.0	0.2	2.2	24.8	–	33.2
Disposals	(2.7)	(0.1)	(3.2)	(4.8)	–	(10.8)
At 31 December 2005	123.3	5.6	38.0	346.1	–	513.0
Net book value						
At 31 December 2005	163.4	6.0	12.0	81.0	–	262.4
At 31 December 2004	164.6	7.4	11.8	88.7	–	272.5

26 Property, plant and equipment continued

Company	Freehold land and buildings £m	Leasehold buildings 50 or more years unexpired £m	Leasehold buildings Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2006	111.9	10.5	48.7	322.4	-	493.5
Additions	3.8	2.1	4.0	14.4	6.0	30.3
Disposals	(3.4)	(0.7)	(0.9)	(21.1)	-	(26.1)
At 31 December 2006	**112.3**	**11.9**	**51.8**	**315.7**	**6.0**	**497.7**
Depreciation and amortisation						
At 1 January 2006	51.6	4.6	37.3	248.3	-	341.8
Charge for the year	1.2	0.4	2.4	26.1	-	30.1
Disposals	(1.8)	(0.6)	(0.7)	(17.1)	-	(20.2)
At 31 December 2006	**51.0**	**4.4**	**39.0**	**257.3**	**-**	**351.7**
Net book value						
At 31 December 2006	**61.3**	**7.5**	**12.8**	**58.4**	**6.0**	**146.0**
At 31 December 2005	60.3	5.9	11.4	74.1	-	151.7

The cost of equipment, fixtures and vehicles held under finance leases was £25.7m (2005: £25.7m). The related cumulative depreciation of £22.1m (2005: £16.0m) includes £6.1m charged during the year (2005: £2.8m).

Company	Freehold land and buildings £m	Leasehold buildings 50 or more years unexpired £m	Leasehold buildings Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2005	114.7	10.6	50.2	312.4	-	487.9
Additions	1.5	1.4	1.7	14.8	-	19.4
Disposals	(4.3)	(1.5)	(3.2)	(4.8)	-	(13.8)
At 31 December 2005	111.9	10.5	48.7	322.4	-	493.5
Depreciation and amortisation						
At 1 January 2005	52.4	4.2	38.5	230.5	-	325.6
Charge for the year	1.9	0.5	2.0	22.6	-	27.0
Disposals	(2.7)	(0.1)	(3.2)	(4.8)	-	(10.8)
At 31 December 2005	51.6	4.6	37.3	248.3	-	341.8
Net book value						
At 31 December 2005	60.3	5.9	11.4	74.1	-	151.7
At 31 December 2004	62.3	6.4	11.7	81.9	-	162.3

At the balance sheet date, the Group and the Company had contracted with lessees for the following future minimum lease payments in leases relating to freehold properties:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Within 1 year	**0.3**	0.3	**0.2**	0.2
Between 1-5 years	**5.2**	5.7	**0.9**	1.8
In more than 5 years	**5.8**	8.9	**5.1**	8.9
Total	**11.3**	14.9	**6.2**	10.9

27 Operating lease assets

The Group's leasing subsidiary, Alliance & Leicester Commercial Finance plc, enters into operating lease arrangements with customers in a wide range of sectors, including transport, retail and utilities.

Group	Total £m
Cost	
At 1 January 2006	558.9
Additions	79.7
Disposals	(146.4)
At 31 December 2006	**492.2**
Depreciation	
At 1 January 2006	194.5
Charge for the year	78.5
Disposals	(81.3)
At 31 December 2006	**191.7**
Net book value	
At 31 December 2006	**300.5**
At 31 December 2005	364.4

Group	Total £m
Cost	
At 1 January 2005	557.4
Additions	108.7
Disposals	(107.2)
At 31 December 2005	558.9
Depreciation	
At 1 January 2005	190.3
Charge for the year	74.0
Disposals	(69.8)
At 31 December 2005	194.5
Net book value	
At 31 December 2005	364.4
At 31 December 2004	367.1

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments:

	Group	
	2006 £m	2005 £m
Within 1 year	**66.7**	80.7
Between 1-5 years	**121.6**	155.0
In more than 5 years	**23.2**	50.7
Total	**211.5**	286.4

28 Other assets

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Amounts due from subsidiary undertakings	**–**	–	**162.0**	141.9
Trade debtors	**97.1**	155.7	**12.1**	–
Other	**123.4**	62.9	**1.2**	1.9
Total	**220.5**	218.6	**175.3**	143.8

29 Due to other banks

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Amounts due to subsidiary undertakings	-	-	**6,095.7**	4,677.4
Items in course of collection	**240.1**	246.2	-	-
Deposits from other banks	**8,389.5**	6,320.4	**8,047.2**	6,318.8
Total	**8,629.6**	6,566.6	**14,142.9**	10,996.2

30 Other liabilities

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Trade creditors	**13.0**	16.2	**8.4**	8.2
Other taxation	**84.9**	33.6	**85.0**	33.5
Finance leases	**39.4**	71.0	**5.9**	10.1
Unclaimed share entitlements	**79.6**	101.0	**79.6**	101.0
Other	**200.2**	107.9	**2,569.2**[1]	290.1
Total	**417.1**	329.7	**2,748.1**	442.9
Amounts include:				
Due to subsidiary undertakings	-	-	**2,553.0**[1]	280.8

Note:
1. This includes £2,500.1m (2005: £nil) owed to a Group undertaking, Fosse Funding (No. 1) Limited.

Unclaimed share entitlements comprise the share sale proceeds arising from the sale on 27 September 2000 of shares issued to members of the former Alliance & Leicester Building Society, and accrued dividends to the point of sale. During 2006, the Group Board initiated a programme to find members with outstanding entitlements, which resulted in over 16,000 individuals making a successful claim. The remaining share sale proceeds can be claimed until 21 April 2009, being 12 years from the flotation date, after which they will be forfeited. The associated dividends accrued to the point of sale may be claimed for a period of 12 years from the applicable payment date.

The Group's finance lease obligations mainly relate to a lease and leaseback of Group property.

The maturity of net obligations under finance leases are as follows:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Within 1 year	**3.2**	34.4	**3.1**	4.7
Between 1-5 years	**13.9**	10.9	**2.8**	5.4
In more than 5 years	**22.3**	25.7	-	-
Total	**39.4**	71.0	**5.9**	10.1

Future minimum lease payments are:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Within 1 year	**5.1**	36.8	**3.3**	5.1
Between 1-5 years	**19.9**	18.3	**2.9**	5.6
In more than 5 years	**26.4**	31.1	-	-
Total	**51.4**	86.2	**6.2**	10.7

At the balance sheet date, the Group and the Company had contracted with lessees for the following future minimum lease payments on sub-leases:

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Leases which expire:				
Within 1 year	**1.0**	32.6	-	-
Between 1-5 years	**3.4**	1.2	**0.1**	0.2
In more than 5 years	**0.8**	0.7	-	0.7
Total	**5.2**	34.5	**0.1**	0.9

During 2006 £3.0m was incurred as a finance lease interest charge (2005: £3.7m).

The difference between the future minimum lease payments and the net obligations under finance leases are due to finance charges not yet incurred.

31 Deferred taxation

Deferred taxes are calculated on all temporary differences under the liability method using an effective tax rate of 30% (2005: 30%).

The movement on the deferred tax account is as follows:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
At 1 January	**259.8**	163.7	**(15.2)**	(64.8)
Adoption of IAS 32 and IAS 39	**-**	33.4	**-**	41.6
Income statement charge	**69.2**	81.8	**15.9**	11.9
Charge to equity	**(6.0)**	(4.8)	**(4.5)**	(3.9)
Deferred tax on acquisitions and disposals	**(181.1)**	(14.3)	**-**	-
At 31 December	**141.9**	259.8	**(3.8)**	(15.2)
Deferred tax liabilities/(assets):				
Accelerated tax depreciation	**175.6**	318.0	**7.6**	8.2
Pensions and other post retirement benefits	**(28.5)**	(59.5)	**(23.6)**	(48.3)
Provisions for loan impairment and other provisions	**(19.2)**	(32.1)	**(7.7)**	(18.2)
Other temporary differences	**14.0**	33.4	**19.9**	43.1
Deferred tax liabilities/(assets)	**141.9**	259.8	**(3.8)**	(15.2)
The deferred tax charge in the income statement comprises the following temporary differences:				
Accelerated tax depreciation	**48.1**	67.5	**(1.0)**	(0.5)
Pensions and other post retirement benefits	**16.1**	16.1	**9.8**	9.8
Provisions for loan impairment and other provisions	**(0.1)**	(7.0)	**(2.7)**	0.1
Other temporary differences	**1.5**	0.9	**(3.8)**	0.5
	65.6	77.5	**2.3**	9.9
Adjustment to deferred tax in relation to prior years	**3.6**	4.3	**13.6**	2.0
Deferred tax charge	**69.2**	81.8	**15.9**	11.9

Deferred tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Such unremitted earnings total £127.2m at 31 December 2006 (2005: £115.9m).

32 Other borrowed funds

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Dated loan capital	**670.6**	885.0	**670.6**	885.0
Total subordinated liabilities	**670.6**	885.0	**670.6**	885.0
Accrued interest	**16.8**	17.6	**16.8**	17.6
Fair value hedging adjustments	**12.7**	40.2	**12.7**	40.2
Less: unamortised issue costs	**(3.4)**	(3.7)	**(3.4)**	(3.7)
Total	**696.7**	939.1	**696.7**	939.1
Maturing by 2006	**-**	200.0	**-**	200.0
Maturing by 2008	**75.0**	75.0	**75.0**	75.0
Maturing by 2013	**50.5**	51.4	**50.5**	51.4
Maturing by 2015	**76.6**	87.2	**76.6**	87.2
Maturing by 2017	**101.1**	102.8	**101.1**	102.8
Maturing by 2017	**67.4**	68.6	**67.4**	68.6
Maturing by 2023	**150.0**	150.0	**150.0**	150.0
Maturing by 2031	**150.0**	150.0	**150.0**	150.0
Total loan capital	**670.6**	885.0	**670.6**	885.0

The interest rate liabilities of 9.75% on the £75m Notes due 2008, 5.25% on the £150m Notes due 2023 and 5.875% on the £150m Notes due 2031 have each been swapped into floating rate, with rates of up to 1.36% above sterling LIBOR.

The Subordinated Notes due 2008, 2023 and 2031 are denominated in UK Sterling. The Subordinated Notes due 2015 are denominated in US Dollars. The Subordinated Notes due 2013 and 2017 are denominated in Euros. The Subordinated Notes due 2006 were redeemed on 7 December 2006.

32 Other borrowed funds continued

The following subordinated loans each exceed 10% of total subordinated liabilities. The subordinated debt was raised in order to increase the capital base of the Company.

	Terms	Group and Company £m
Subordinated Notes due 2008	Fixed interest rate of 9.75%	75.0
Subordinated Notes due 2015	Floating rate	76.6
Subordinated Notes due 2017	Floating rate	67.4
Subordinated Notes due 2017	Floating rate	101.1
Subordinated Notes due 2023	Fixed interest rate of 5.25%	150.0
Subordinated Notes due 2031	Fixed interest rate of 5.875%	150.0

The Notes are subordinated to the claims of depositors and all other creditors.

All the Notes may be redeemed at the option of the Group, at the outstanding principal amount plus accrued interest, in the event of certain changes in UK taxation. The Group may also purchase the Notes in the open market. The 2008 Notes can be redeemed, at the option of the Group, at the higher of their principal amount and the price at which the gross redemption yield on the Notes is equal to the gross redemption yield on 9% Treasury Stock 2008. The 2013 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before November 2008. The 2015 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before September 2010. The £101.1m 2017 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before August 2012. The £67.4m 2017 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before October 2012. The 2023 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before March 2018. For all the Notes, no such purchase or redemption may be made without the consent of the Financial Services Authority.

The Group has not had any defaults of principal, interest or other breaches with respect to liabilities during the period.

33 Retirement benefit obligations

Amounts recognised in the balance sheet:

	Group and Company	
	2006 £m	2005 £m
Funded defined benefit pension scheme	**(16.8)**	(74.3)
Unfunded defined benefit pension scheme	**(9.5)**	(9.6)
Post-retirement medical benefits	**(21.5)**	(23.0)
Total	**(47.8)**	(106.9)

Pension schemes

The Alliance & Leicester Pension Scheme (the "Scheme") comprises funded defined benefit final salary sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme. The principal scheme is an exempt approved pension scheme under which retirement and death benefits are provided for Group employees. The funds of the Scheme are administered by trustees independently of the finances of the participating employers. In addition, benefits are provided by the Company on an unfunded unapproved basis to a number of senior staff recruited since June 1989 whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap.

The Group has adopted the revised IAS 19, published in December 2004. Actuarial gains and losses are recognised immediately in full, through the Statement of Recognised Income and Expense.

Scheme assets are stated at their market value at 31 December 2006. Scheme liabilities are based on the most recent actuarial valuation at 31 March 2006 and updated by an independent qualified actuary to assess the liabilities as at 31 December 2006.

Alliance & Leicester plc is the sponsoring employer for the Scheme. There is no contractual agreement or stated policy for recharging the defined benefit cost to other companies in the Group. Therefore, in accordance with IAS 19, the Company recognises the whole defined benefit liability of the Scheme.

The amounts recognised in the balance sheet are determined as follows:

	Group	
	2006 £m	2005 £m
Present value of funded obligations	**(1,327.3)**	(1,304.7)
Fair value of Scheme assets	**1,310.5**	1,230.4
	(16.8)	(74.3)
Present value of unfunded obligations	**(9.5)**	(9.6)
Liability in the balance sheet	**(26.3)**	(83.9)

The amounts recognised in the income statement are as follows:

	Group	
	2006 £m	2005 £m
Current service cost[1]	22.2	18.1
Interest cost[2]	64.4	60.8
Expected return on Scheme assets[2]	(72.2)	(64.2)
Past service cost[1]	1.0	(1.9)
Total cost – defined benefit Scheme	15.4	12.8
Defined contribution Scheme-contributions by employer (including SMART)[1]	8.5	5.5
Total cost	23.9	18.3

Notes:
1. Included within 'Administrative expenses' in the income statement.
2. Included within 'Other operating income' in the income statement.

Changes in the present value of the defined benefit obligations are as follows:

	Group	
	2006 £m	2005 £m
At 1 January	1,314.3	1,127.2
Current service cost	22.2	18.1
Interest cost	64.4	60.8
Employee contributions	2.9	6.9
Past service cost	1.0	(1.9)
Actuarial (gain)/loss	(33.6)	129.7
Benefits paid	(34.4)	(26.5)
At 31 December	1,336.8	1,314.3

The expected return on assets is determined by the scheme actuaries, based on historic average returns and current market trends.

Changes in the fair value of Scheme assets are as follows:

	Group	
	2006 £m	2005 £m
At 1 January	1,230.4	1,060.3
Expected return	72.2	64.2
Actuarial gain	13.2	107.9
Contributions by employer (including SMART)	26.0	17.4
Employee contributions	2.9	6.9
Benefits paid	(34.2)	(26.3)
At 31 December	1,310.5	1,230.4
Actual return on Scheme assets	85.4	172.1

The Group expects to contribute 19.4% of pensionable salary to its defined benefit Scheme in 2007 (excluding SMART).

The principal actuarial assumptions used were as follows:

Valuation method	2006 Projected unit	2005 Projected unit
Inflation assumption	3.0%	2.75%
Salaries rate of increase (p.a.)	3.5%	4.5%
Pensions rate of increase (p.a.)	3.0%	2.75%
Discount rate used to determine net pension cost	4.9%	5.4%
Discount rate used to determine benefit obligations at 31 December	5.2%	4.9%
Expected return on Scheme equities	7.5%	7.5%
Expected return on Scheme bonds	4.5%	5.0%

The discount rate used to calculate the present value of Scheme liabilities is determined after considering the yield on 'AA' rated Sterling corporate bond yields of a similar maturity to the Scheme liabilities. A 0.1% increase in the rate used would decrease the present value of Scheme liabilities by £27.1m and a 0.1% decrease in the rate used would increase the present value of Scheme liabilities by £27.8m.

A 0.1% decrease in the rate of inflation would reduce the Scheme liabilities by £24.9m and a 0.1% increase in the rate of inflation would increase the Scheme liabilities by £23.5m.

The expected return on Scheme equities for 2007 is set at a level of 3.3% above gilt yields. The Scheme actuary has advised that this return has a 50% likelihood of being achieved. The expected return for Scheme bonds for 2007 has been set based on yields available on market indices at 31 December 2006 for bonds with similar maturities.

33 Retirement benefit obligations continued

Members' life expectancies in the 2006 actuarial valuation assume that (a) 50% of the PA92 base tables (as published by the Institute and Faculty of Actuaries) apply, with a one year age rating for retired and three years for non-retired and (b) 50% of the Medium Cohort tables based on PA92 Year of Birth, apply.

The life expectancy for a non-retired member aged 60, on the valuation date is:

		Group
	2006 Years	2005 Years
Male	**85.5**	84
Female	**89**	87

The major categories of Scheme assets are as follows:

		Group
	2006 £m	2005 £m
Equities	**676.6**	644.2
Bonds	**629.2**	580.0
Hedging derivatives	**(1.9)**	-
Net current assets	**6.6**	6.2
Total	**1,310.5**	1,230.4

During 2006 the Scheme entered into a swap overlay strategy to hedge against the effects of inflation and interest rate movements on the value of the Scheme's liabilities. At 31 December 2006, 20% of Scheme liabilities were hedged.

Amounts for the current and prior years for the defined benefit Scheme are as follows:

			Group
	2006 £m	2005 £m	2004 £m
Defined benefit obligations	**(1,336.8)**	(1,314.3)	(1,127.2)
Scheme assets	**1,310.5**	1,230.4	1,060.3
Deficit	**(26.3)**	(83.9)	(66.9)
Experience gains/(losses) on Scheme liabilities	**33.6**	(129.7)	(36.0)
Experience gains on Scheme assets	**13.2**	107.9	29.6

Post-retirement medical benefits

The Group provides post-retirement medical benefits to certain pensioners and active employees. The liability has been assessed by an independent qualified actuary as at 31 December 2006, using the projected unit method. The principal actuarial assumptions used in the valuation were a discount rate of 5.2% and medical benefit cost inflation of 7.0% for 1 year, reducing to 4.5% over 5 years and remaining at 4.5% thereafter.

Changes in the post-retirement medical benefits provision are as follows:

		Group
	2006 £m	2005 £m
At 1 January	**23.0**	20.8
Charge to profit or loss in the year	**1.4**	1.7
Actuarial (gain)/loss	**(2.9)**	0.5
At 31 December	**21.5**	23.0

A one percentage point movement in medical cost trend rates would have the following effects:

	2006 £m	2005 £m
Effect on liability of 1% increase in cost trend	**3.5**	4.4
Effect on liability of 1% decrease in cost trend	**(2.8)**	(3.5)
Effect on service and interest cost of 1% increase in cost trend	**0.1**	0.3
Effect on service and interest cost of 1% decrease in cost trend	**(0.3)**	(0.2)

34 Contingent liabilities and commitments

Litigation

Certain Group undertakings are engaged in litigation, involving claims by and against them which arise in the ordinary course of business. The directors, after reviewing the claims pending and threatened against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

Capital commitments

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Future capital expenditure:				
Contracted for but not provided in the accounts	**14.5**	–	**14.5**	–

The following table indicates the contractual amounts of the Group's and the Company's off-balance sheet financial instruments that commit them to extend credit to customers:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Contingent liabilities:				
Guarantees, liquidity facilities and irrevocable letters of credit	**418.1**	400.9	**217.5**	184.1
Commitments:				
Irrevocable undrawn loan facilities	**1,066.2**	1,091.3	**108.6**	142.5

Contingent liabilities and commitments are shown on a basis consistent with the regulatory reporting of these items.

The Group also provides standby liquidity facilities to Special Purpose Vehicles as set out in Note 19.

Alliance & Leicester International Limited, a subsidiary licensed under the Isle of Man Banking Acts 1975 to 1986, has a contingent liability to the Isle of Man Depositors Compensation Scheme.

The Company guarantees and gives commitments in respect of some of its subsidiary undertakings.

Operating lease commitments

Where the Group is a lessee, the future minimum lease payments under non cancellable building operating leases, are as follows:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Leases which expire:				
Within 1 year	**0.3**	0.2	**6.9**	6.8
Between 1-5 years	**8.1**	8.5	**34.2**	33.3
In more than 5 years	**78.3**	87.9	**117.9**	132.6
Total	**86.7**	96.6	**159.0**	172.7

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments on sub-leases of rental properties:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Within 1 year	**0.2**	0.4	**0.3**	0.3
Between 1-5 years	**2.1**	2.9	**3.0**	2.1
In more than 5 years	**4.4**	3.1	**4.3**	0.9
Total	**6.7**	6.4	**7.6**	3.3

During the year, the Group incurred £11.9m operating lease rental charges (2005: £11.1m).

Assets pledged as collateral security

Assets are pledged as collateral under repurchase agreements with other banks and for security deposits relating to local futures, options and stock exchange memberships. Mandatory reserve deposits are also held with local central banks in accordance with statutory requirements. These deposits are not available to finance the Group's day to day operations.

	Group and Company	
	2006 £m	2005 £m
Investment securities	**1,633.9**	1,572.0

35 Innovative tier 1

On 22 March 2004, Alliance & Leicester plc issued £300m of Innovative tier 1 capital securities. The tier 1 securities are perpetual securities and pay a coupon on 22 March each year, with the first coupon paid on 22 March 2005. At each payment date, Alliance & Leicester plc can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then Alliance & Leicester plc may not pay a dividend on any share until it next makes a coupon payment. Alliance & Leicester plc can be obliged to make payment only in the event of winding up.

The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The tier 1 securities are redeemable at the option of Alliance & Leicester plc on 22 March 2016 or on each coupon payment date thereafter. No such redemption may be made without the consent of the Financial Services Authority.

	Group and Company
	2006 £m
At 1 January 2006	**310.6**
Appropriations	**17.5**
Coupon paid	**(17.5)**
At 31 December 2006	**310.6**

36 Preference shares

On 24 May 2006, Alliance & Leicester plc issued £300m fixed/floating rate non-cumulative callable preference shares, resulting in net proceeds of £294.0m. The preference shares entitle the holders to a discretionary fixed non-cumulative dividend of 6.222% per annum payable annually from 24 May 2007 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable at the option of Alliance & Leicester plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the Financial Services Authority.

37 Minority interests

The non-equity minority interest comprises 2 (2005: nil) ordinary shares of £100 each in Crossbill Investments Limited, a Group undertaking. These entitle the holder to the distributable profits of that company, subject to the payment of preferential dividends on preferred shares, from October 2006. The shares do not entitle the holders to any rights against other Group companies.

38 Share capital

Group and Company	2006 Number m	2006 Amount £m	2005 Number m	2005 Amount £m
Authorised share capital:				
Ordinary shares of 50p each	**776.0**	**388.0**	776.0	388.0
Issued, allotted and fully paid	**437.9**	**219.0**	448.9	224.4

The number of ordinary shares in issue at 31 December 2006 reflects the adjustment for the cancellation of shares following the share buyback. During the year, the Group repurchased 13,790,794 (2005: 575,000) shares with a nominal value of £6.9m (2005: £0.3m), at a cost of £151.0m (2005: £5.0m). This has been charged against retained earnings.

Share capital

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
At 1 January	**224.4**	223.2	**224.4**	223.2
New shares issued:				
Share incentive plan (SIP) partnership shares	**0.1**	0.1	**0.1**	0.1
Alliance & Leicester Executive Share Option Plan	**0.7**	0.6	**0.7**	0.6
Alliance & Leicester ShareSave scheme	**0.4**	0.7	**0.4**	0.7
Deferred Bonus scheme	**0.3**	0.1	**0.3**	0.1
Share buybacks	**(6.9)**	(0.3)	**(6.9)**	(0.3)
At 31 December	**219.0**	224.4	**219.0**	224.4

Substantial share interests

In accordance with sections 198 to 208 of the Companies Act 1985, the following shareholders disclosed a major interest in the share capital of the Company as at 12 February 2007.

	%
Alliance & Leicester ShareSafe Limited	11.61
Prudential plc and subsidiaries	6.03
Legal & General Investment Management Limited	3.59
Aviva plc and subsidiaries	3.91

39 Share-based payments

During the year ended 31 December 2006, the Group had seven share-based payment arrangements. These are described below, with further details given in the Directors' Remuneration Report on pages 40 to 41.

(i) ShareSave Plan

This plan is open to all employees. Participants may elect to save up to £250 per month under a three year or five year savings contract. An option is granted by the Company to buy shares at a price based on 80% of the market value of the shares at the time of grant. At the end of the savings contract, a tax free bonus is applied to the savings and the option to buy shares becomes exercisable, for a period of six months. Options are exercisable earlier if an employee leaves the Group in special circumstances.

(ii) Share Incentive Plan ('SIP') – free shares

Eligible employees were, until 2005, awarded free shares each year, based on a percentage of their salary. There were no performance criteria attached to the release of SIP free shares.

(iii) Share Incentive Plan – partnership shares

SIP partnership shares are available to all employees. Participants may elect to save up to £125 per month from pre-tax salary to purchase shares at the prevailing market price. There are no performance criteria attached to the release of SIP partnership shares.

(iv) Executive Share Options

Executive Options are normally granted to executive, associate and divisional directors twice a year, after the final and interim results announcements. The number of shares over which options are granted is based on a multiple of the participant's salary. The exercise of options is subject to a three year performance condition based on Earnings Per Share (EPS) growth detailed in the Directors' Remuneration Report on page 40. Options lapse ten years from the grant date. Group Senior Managers also received awards of options under the Company Share Option Plans until 2005.

(v) Deferred Bonus Plan

Group Senior Managers, excluding executive, associate and divisional directors, can defer up to 25% of their annual cash bonus into shares, which are then matched by the Company. The right to purchase those shares cannot normally be exercised for three years and lapses if not exercised within seven years. Executive directors participated in the Deferred Bonus Plan until 2005. Performance conditions were attached to the receipt of matching shares.

(vi) Executive Performance Share Plan

The Performance Share Plan for executive directors was introduced in 2005 and participation was extended to associate and divisional directors in 2006. The annual award of shares is normally over shares and accrued dividends to the value of 100% to 150% of annual salary. The performance period is three years with no re-testing. For awards made in 2005 and 2006, the vesting of 50% of the award depends on the performance of the Company's Total shareholder return (TSR) relative to a peer group of retail banks; the vesting of the other 50% of the award depends on the percentage growth in EPS, with vesting starting when adjusted EPS growth exceeds inflation by 3% per annum, and full vesting when adjusted EPS exceeds inflation by 8% per annum. For awards made in 2007, an additional performance test will be introduced. One third of shares will vest according to the Company's return on equity (RoE) performance; 30% of the award will vest for RoE of 20%, rising to full vesting for RoE of 24%. The other two thirds of the award will vest as before, according to the Company's TSR and EPS performances. See the Directors' Remuneration Report on page 41 for details.

(vii) Restricted Share Plan (RSP)

Group Senior Managers, excluding executive, associate and divisional directors, participate in the RSP. Annual awards of shares are made based on a percentage of individuals' salary. In 2006, the percentage range was 0–15%. Awards vest automatically after three years and lapse after five years from the grant date.

	ShareSave	Share Options	Executive Deferred[1]	Restricted share plan	Executive Performance	Senior Manager Deferred[2]
2006						
Outstanding at 1 January	3,761,897	6,260,765	182,622	–	234,817	212,657
Granted	843,008	556,350	-	129,008	415,128	113,340
Lapsed	(333,803)	(196,547)	–	(2,037)	–	(15,288)
Exercised	(757,194)	(1,448,399)	(89,250)	(29)	-	(77,528)
Outstanding at 31 December	**3,513,908**	**5,172,169**	**93,372**	**126,942**	**649,945**	**233,181**
Exercisable at 31 December	112,304	929,732	-	–	–	5,984
Weighted average exercise price in 2006	1119.3p	1109.4p	1125.5p	1062.0p	n/a	1119.7p
Range of exercise prices for options outstanding at 31 December	364.4p-813p	510p-900.5p	n/a .	n/a	n/a	n/a
Weighted average remaining contractual life	2.2 years	0.9 years	0.7 years	2.6 years	1.8 years	0.4 years
Weighted average fair value of options awarded in 2006	215p	140p	n/a	846p	742p	2468p[3]
2005						
Outstanding at 1 January	4,546,048	5,965,675	161,116	-	-	180,944
Granted	1,144,123	2,138,970	42,298	–	234,817	64,526
Lapsed	(446,517)	(511,613)	–	–	–	(6,399)
Exercised	(1,481,757)	(1,332,267)	(20,792)	–	–	(26,414)
Outstanding at 31 December	3,761,897	6,260,765	182,622	–	234,817	212,657
Exercisable at 31 December	104,472	702,469	36,675	–	–	7,702
Weighted average exercise price in 2005	851.8p	913.4p	924.0p	-	n/a	882.4p
Range of exercise prices for options outstanding at 31 December	364.4p-705p	510p-900.5p	n/a	–	n/a	n/a
Weighted average remaining contractual life	2.4 years	1.3 years	0.9 years	-	2.6 years	1.1 years
Weighted average fair value of options awarded in 2005	106p	49p	654p[3]	-	505p	2001p[3]

Notes:
1. The figures in the table relate to the number of deferred options only.
2. The figures in the table relate to the level of bonus deferred i.e. excluding the matching element.
3. The option value includes the deferred share and the fair value of the matched element, less the cash bonus foregone.

39 Share-based payments continued

No SIP free shares were allocated during the year (2005: 202,596 at a price of 876.5p).

152,654 SIP partnership shares were issued during the year, at the prevailing market rate, at a weighted average price of 1043.3p per share. 51,271 partnership shares were issued in January 2005 at a price of 845.5p per share and 61,538 shares in July 2005 at a price of 884.5p per share. The fair value of these awards was between 26p and 52p per share.

The estimated fair values are calculated by applying the following models:
Share Incentive Plan – Black-Scholes option pricing model;
Executive Share Options and ShareSave Plan – restricted exercise binomial model for American style options;
Deferred Bonus Plan and Executive Performance Share Plan – the value of the share price option plus the present value of any deferred dividends.

The assumptions used in the model are as follows:

Input	Assumption
Share price	Price at date of grant
Exercise price	Per scheme rules
Expected volatility	15%-21.5% (2005: 11%-12%) (Expected volatility is estimated by calculating the annualised, exponential weighted monthly volatility of Alliance & Leicester plc share price over the preceding two years)
Option life	Per scheme rules
Expected dividends	Based on historic dividend yield
Risk-free interest rate	4.6%-5.3% (2005:4.5%-4.9%)

Levels of early exercises and lapses are estimated using historical averages.

The charge to profit and loss arising from equity settled share based payments in the year was £6.9m (2005: £6.9m).

40 Other reserves and retained earnings

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Share premium	**105.6**	85.1	**105.6**	85.1
Capital redemption reserve	**79.9**	73.0	**79.9**	73.0
Reserve for share-based payments	**21.0**	13.8	**21.0**	13.8
Available-for-sale reserve	**4.2**	5.8	**4.2**	5.8
Cash flow hedging reserve	**(19.3)**	22.5	**(11.2)**	27.0

Share premium

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
At 1 January	**85.1**	66.7	**85.1**	66.7
Issue of shares under option	**20.5**	18.4	**20.5**	18.4
At 31 December	**105.6**	85.1	**105.6**	85.1

Capital redemption reserve

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
At 1 January	**73.0**	72.7	**73.0**	72.7
Repurchase of share capital	**6.9**	0.3	**6.9**	0.3
At 31 December	**79.9**	73.0	**79.9**	73.0

Reserve for share-based payments

	Group		Company	
	2006 £m	2005 £m	**2006 £m**	2005 £m
At 1 January	**13.8**	6.7	**13.8**	6.7
Share option costs charged to profit in year	**6.9**	5.1	**6.9**	5.1
Transferred to equity	**(2.7)**	–	**(2.7)**	–
Deferred tax	**3.0**	2.0	**3.0**	2.0
At 31 December	**21.0**	13.8	**21.0**	13.8

Available-for-sale reserve

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
At 1 January	**5.8**	5.7	**5.8**	5.7
Net (losses)/gains from changes in fair value	**(1.7)**	0.1	**(1.7)**	0.1
Net losses transferred to profit on disposal	**(0.5)**	-	**(0.5)**	-
Deferred tax	**-**	-	**-**	-
Current tax	**0.6**	-	**0.6**	-
At 31 December	**4.2**	5.8	**4.2**	5.8

Cash flow hedging reserve

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
At 1 January	**22.5**	14.0	**27.0**	16.4
(Losses)/gains from changes in fair value	**(57.6)**	12.5	**(52.0)**	15.2
Transferred to net profit	**(2.1)**	(0.3)	**(2.6)**	-
Deferred tax	**17.9**	(3.7)	**16.4**	(4.6)
At 31 December	**(19.3)**	22.5	**(11.2)**	27.0

The cash flow hedging reserve arises on cash flow hedges of interest rate risk on a portfolio of variable rate assets. The hedged interest rate cash flows on the underlying portfolio are expected to occur on a reducing basis over a period of approximately six years from the balance sheet date.

Retained earnings
Movements in retained earnings were as follows:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
At 31 December 2004	**n/a**	1,272.4	**n/a**	703.6
Impact of adoption of IAS 32 and IAS 39	**n/a**	56.3	**n/a**	75.9
At 1 January	**1,476.5**	1,328.7	**769.4**	779.5
Net profit for year	**432.2**	389.4	**275.8**	231.5
Final dividend for 2004	**-**	(145.6)	**-**	(145.6)
Interim dividend for 2005	**-**	(75.1)	**-**	(75.1)
Final dividend for 2005	**(156.3)**	-	**(156.3)**	-
Interim dividend for 2006	**(78.8)**	-	**(78.8)**	-
Actuarial gain/(loss) on retirement benefit obligations	**49.7**	(22.3)	**49.7**	(22.3)
Deferred tax on actuarial gain/(loss) on retirement benefit obligations	**(14.9)**	6.5	**(14.9)**	6.5
Repurchase of share capital	**(151.0)**	(5.0)	**(151.0)**	(5.0)
Other	**-**	(0.1)	**-**	(0.1)
At 31 December	**1,557.4**	1,476.5	**693.9**	769.4

41 Dividends per share

During the year an interim dividend in respect of 2006 of 17.6p per ordinary share (2005: 16.8p per ordinary share) was paid amounting to £78.8m (2005: £75.1m).

Final dividends are not accounted for until they have been ratified at the Annual General Meeting.

At the meeting on 1 May 2007 a final dividend in respect of 2006 of 36.5p per ordinary share (2005: 34.7p per ordinary share), amounting to an estimated total of £159.0m (2005: £156.3m), is to be proposed.

The financial statements for the year ended 31 December 2006 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2007.

42 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances.

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Cash and balances with central banks (Note 15)	**2,224.0**	1,704.6	**1,811.2**	1,221.9
Due from other banks	**398.6**	339.1	**262.9**	121.6
Total	**2,622.6**	2,043.7	**2,074.1**	1,343.5

43 Related party transactions

Group

The Group enters into transactions in the ordinary course of business, with directors of the Company and persons connected with the directors of the Company, on normal commercial terms.

	Group 2006 £'000	2005 £'000
Loans		
As at 1 January	**1,018**	801
Net movements	**(264)**	217
As at 31 December[1]	**754**	1,018
Interest payable	**39**	40
Deposits		
As at 1 January	**1,691**	1,641
Net movements	**515**	50
As at 31 December	**2,206**	1,691
Interest receivable	**52**	57

Note:
1. Secured on residential properties.

Company

Details of the Company's shares in Group undertakings are given in Note 24.

The Company entered into transactions with other Group undertakings as shown in the table below.

	Company 2006 £m	2005 £m
Amount owed to other Group undertakings		
As at 1 January	**5,935.6**	3,749.3
Net movements	**3,548.7**	2,186.3
As at 31 December	**9,484.3**	5,935.6
Interest paid to subsidiaries	**290.8**	208.4
Amounts owed from other Group undertakings		
As at 1 January	**9,404.9**	7,071.8
Net movements	**753.1**	2,333.1
As at 31 December	**10,158.0**	9,404.9
Interest received from subsidiaries	**450.9**	355.7

During the current and preceding year the Company recharged other Group undertakings for various administrative expenses incurred on their behalf. The Company also received administrative cost recharges from other Group undertakings.

The Company had derivative assets of £28.2m (2005: £85.7m) and derivative liabilities of £85.7m (2005: £11.3m) with Group undertakings at 31 December 2006. It is not meaningful to analyse the high volume of funding transactions between the Company and other Group undertakings.

Directors' emoluments

	2006 £m	2005 £m
Short-term benefits	**4.6**	4.0
Post-employment benefits	**0.8**	0.6
Share-based payments	**0.9**	1.1
Total	**6.3**	5.7

Directors' emoluments include those emoluments received by directors from the Company and its associated bodies. Gains on share options exercised under the long-term incentive scheme in the year were £2.1m (2005: £0.7m), whilst gains on other share options exercised in the year were £0.1m (2005: £0.5m). A detailed analysis of directors' emoluments and share options is given on pages 39 to 45 in the Directors' Remuneration Report.

Four directors are members of the defined benefit section of the Alliance & Leicester Pension Scheme (2005: 4). The Group's transactions with the Scheme are described in Note 33.

Consolidated Income Statement 5 Year Summary

For the year ended 31 December	2006 IFRS £m	2005 IFRS £m	2004 IFRS proforma £m	2003 UK GAAP £m	2002 UK GAAP £m
Interest receivable and similar income	**3,115.2**	2,576.1	2,274.1	1,869.3	1,840.5
Interest expense and similar charges	**(2,334.6)**	(1,825.1)	(1,537.7)	(1,131.4)	(1,083.1)
Net interest income	**780.6**	751.0	736.4	737.9	757.4
Fee and commission income	**523.6**	508.8	512.0	563.0	530.0
Fee and commission expense	**(26.8)**	(32.4)	(43.8)	(112.4)	(109.3)
Gains/(losses) from fair value accounting volatility	**7.6**	(1.0)	n/a	n/a	n/a
Other operating income	**190.2**	160.5	169.0	184.6	163.1
Total non-interest income	**694.6**	635.9	637.2	635.2	583.8
Operating income	**1,475.2**	1,386.9	1,373.6	1,373.1	1,341.2
Administrative expenses:					
Core administrative expenses	**(656.8)**	(660.7)	(674.7)	(696.1)	(707.7)
Redundancy costs	**(24.2)**	-	-	-	-
Exceptional costs arising from the rationalisation of the branch network	**-**	-	(9.0)	-	-
Total administrative expenses	**(681.0)**	(660.7)	(683.7)	(696.1)	(707.7)
Depreciation and amortisation:					
On fixed assets excluding operating lease assets	**(42.0)**	(31.2)	(30.1)	(35.4)	(33.7)
On operating lease assets	**(78.5)**	(74.0)	(72.8)	(56.2)	(61.6)
	(120.5)	(105.2)	(102.9)	(91.6)	(95.3)
Total costs	**(801.5)**	(765.9)	(786.6)	(787.7)	(803.0)
Impairment losses on loans and advances	**(104.8)**	(73.9)	(46.5)	(60.7)	(69.9)
Operating profit	**568.9**	547.1	540.5	524.7	468.3
Profit on disposal of Group operations	**-**	-	52.0	-	-
Profit before tax	**568.9**	547.1	592.5	524.7	468.3
Tax	**(118.8)**	(140.2)	(158.9)	(145.5)	(128.0)
Profit after tax	**450.1**	406.9	433.6	379.2	340.3
Profit attributable to:					
Innovative tier 1 holders	**17.5**	17.5	13.7	n/a	n/a
Minority interests	**0.4**	-	-	1.2	0.7
Ordinary shareholders of Alliance & Leicester plc	**432.2**	389.4	419.9	378.0	339.6
Earnings per share:					
Basic earnings per ordinary share	**96.4p**	86.9p	91.8p	79.0p	68.0p
Diluted earnings per ordinary share	**95.9p**	86.5p	91.4p	78.5p	67.4p

The 2004 results are presented on an IFRS proforma basis as described in Annual Report & Accounts 2005. The results for 2002-2003 are on a UK GAAP basis and not directly comparable with the 2004 to 2006 results. An explanation of the differences between IFRS and UK GAAP is set out in Annual Report & Accounts 2005.

Consolidated Balance Sheet 5 Year Summary

	2006 IFRS £m	2005 IFRS £m	1 January 2005 IFRS £m	2003 UK GAAP £m	2002 UK GAAP £m
Assets					
Cash and balances with central banks	**2,224.0**	1,704.6	585.3	494.0	298.1
Treasury bills and other eligible bills	**-**	17.1	-	117.0	239.4
Due from other banks	**2,948.7**	2,524.5	1,798.3	3,186.7	813.1
Items in the course of collection from other banks	**-**	-	-	125.0	147.1
Trading securities	**1,152.9**	306.3	254.0	-	-
Derivative financial instruments	**691.8**	570.8	378.7	-	-
Loans and advances to customers:	**46,350.7**	40,093.8	33,740.6	29,798.9	27,296.9
Securitised advances[1]	**n/a**	n/a	n/a	130.0	163.2
Less: non-recourse finance	**n/a**	n/a	n/a	(127.3)	(159.3)
	46,350.7	40,093.8	33,740.6	29,801.6	27,300.8
Net investment in finance leases and hire purchase contracts	**1,926.9**	2,146.3	2,046.4	1,975.8	1,591.0
Debt securities	**n/a**	n/a	n/a	11,491.5	9,501.5
Investment securities:					
- available-for-sale	**10,482.8**	9,817.8	9,211.6	n/a	n/a
- held-to-maturity	**364.7**	342.5	246.7	n/a	n/a
- loans and receivables	**150.3**	150.3	425.9	n/a	n/a
- at fair value through profit or loss	**1,373.3**	331.0	473.4	n/a	n/a
Intangible fixed assets	**54.7**	18.6	8.5	3.0	3.5
Property, plant and equipment	**255.0**	262.4	272.5	280.9	304.5
Operating lease assets	**300.5**	364.4	367.1	374.7	369.0
Fair value macro hedge	**-**	59.8	12.8	n/a	n/a
Other assets	**220.5**	218.6	93.9	171.5	355.0
Prepayments and accrued income	**60.2**	53.2	168.1	402.7	325.6
Total assets	**68,577.0**	58,982.0	50,083.8	48,424.4	41,248.6
Liabilities					
Due to other banks	**8,629.6**	6,566.6	4,685.7	5,040.2	2,701.6
Items in the course of transmission to other banks	**-**	-	-	214.9	289.7
Derivative financial instruments	**675.4**	410.4	774.8	-	-
Due to customers	**29,559.4**	26,437.8	25,102.5	24,239.2	22,360.1
Debt securities in issue	**25,415.4**	21,405.3	15,629.3	14,853.7	12,103.8
Other liabilities	**417.1**	329.7	365.7	466.7	564.1
Current tax liabilities	**21.3**	52.9	82.2	-	-
Fair value macro hedge	**181.7**	-	-	n/a	n/a
Accruals and deferred income	**197.9**	261.8	304.0	859.8	715.4
Deferred tax liabilities	**141.9**	259.8	197.1	-	-
Provisions for liabilities and charges	**-**	-	-	240.9	182.7
Other borrowed funds	**696.7**	939.1	826.5	812.1	609.9
Retirement benefit obligations	**47.8**	106.9	87.7	n/a	n/a
Total liabilities	**65,984.2**	56,770.3	48,055.5	46,727.5	39,527.3
Equity					
Innovative tier 1	**310.6**	310.6	310.6	n/a	n/a
Preference shares	**294.0**	-	-	-	-
Minority interests	**0.4**	-	-	2.7	1.5
	605.0	310.6	310.6	2.7	1.5
Called up share capital	**219.0**	224.4	223.2	231.1	242.0
Share premium account	**105.6**	85.1	66.7	54.7	38.5
Capital redemption reserve	**79.9**	73.0	72.7	63.8	51.5
Reserve for share-based payments	**21.0**	13.8	6.7	n/a	n/a
Available-for-sale reserve	**4.2**	5.8	5.7	n/a	n/a
Cash flow hedging reserve	**(19.3)**	22.5	14.0	n/a	n/a
Profit and loss account	**1,557.4**	1,476.5	1,328.7	1,344.6	1,387.8
Total ordinary shareholders' equity	**1,967.8**	1,901.1	1,717.7	1,694.2	1,719.8
Total equity and liabilities	**68,557.0**	58,982.0	50,083.8	48,424.4	41,248.6

Note:
1. Under UK GAAP securitised balances were disclosed under linked presentation. Under IFRS securitised balances are included within loans and advances to customers.

Shareholder Information

Shareholder Analysis as at 31 December 2006

	No. of holders*	Percentage of total holders	No. of shares	Percentage of ordinary share capital
Shareholding range:				
1 - 250	520,574	89.76%	125,463,651	28.65%
251 - 500	44,592	7.69%	20,868,542	4.77%
501 - 10,000	14,072	2.43%	17,623,470	4.02%
10,001 - 50,000	296	0.05%	7,309,105	1.67%
50,001 - 100,000	124	0.02%	9,169,678	2.09%
100,001 and over	285	0.05%	257,515,151	58.80%
	579,943	100.00%	437,949,597	100.00%

*Including those holders whose shares are held in the 'Alliance & Leicester ShareSafe' nominee account.

Classification of Shareholders

Personal holders[1]	167.4m	38.2%
Institutional holders	270.5m	61.8%

1. Includes private shareholdings, ShareSafe and shares held in Private Client Accounts by institutional investors.

Financial Calendar

Ex-dividend date for final dividend	Wednesday 4 April 2007
Record date for final dividend	Tuesday 10 April 2007
Annual General Meeting	Tuesday 1 May 2007
Payment date for final dividend	Tuesday 8 May 2007
Provisional date for interim results to be announced	Friday 27 July 2007
Provisional ex-dividend date for interim dividend	Wednesday 5 September 2007
Provisional record date for interim dividend	Friday 7 September 2007
Provisional payment date for interim dividend	Monday 8 October 2007
Provisional date for preliminary results 2007 to be announced	Wednesday 20 February 2008

Dividends

Interim dividend 2005	16.8p
Final dividend 2005	34.7p
Interim dividend 2006	17.6p
Proposed final dividend 2006	36.5p

Registrar

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 OLA
Tel: 0870 607 0414

Alliance & Leicester Share Dealing Service

Barclays Stockbrokers Limited
Tay House
300 Bath Street
Glasgow G2 4LH
Tel: 0870 516 8352

ISO 14001
Produced at a mill that holds
ISO 14001 certification

The paper used throughout this report is Revive 100 from the Robert Horne Group, which is produced from 100% recovered fibre at a mill that has been awarded the ISO 14001 certificate for environmental management.

Designed and produced by Black Sun Plc.

Alliance Leicester

END

Alliance & Leicester plc
Registered Office:
Carlton Park, Narborough
Leicester LE19 0AL
Company No: 3263713
Registered in England
www.alliance-leicester.co.uk